UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

April 21, 2025	By: /s/ Octavius Oky Prakarsa
(Signature)

Octavius Oky Prakarsa
Vice President Investor Relation

THEME

Together Towards Sustainable Growth

The synergy between Telkom and its subsidiaries ("Telkom Group") in implementing sustainability practices serves as a key driver for sustainable business growth, where the pursuit of business excellence is aligned with the creation of shared value for all stakeholders. The year 2024 marks Telkom Group’s concerted efforts to enhance collaboration, ensuring strategic alignment in addressing challenges, capitalizing on emerging opportunities, and achieving the Group's 2030 sustainability targets. This collective initiative is ultimately intended to strengthen Telkom Group's position as a leading telecommunications company in Indonesia, contributing to the development of inclusive digital infrastructure, fostering responsible technological innovation, and establishing a sustainable digital ecosystem.

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ABOUT SUSTAINABILITY REPORT

PT Telkom Indonesia (Persero) Tbk ("Telkom") reaffirms its commitment to sustainability through the annual publication of its Sustainability Report, scheduled for release on 21 April 2025. This report outlines the company's strategy, targets, and performance of environmental, social, and governance (ESG), covering Telkom and its 13 directly owned subsidiaries unless otherwise specified. The reporting period covers January 1, 2024, to December 31, 2024, in alignment with the company's consolidated financial reporting period. [GRI 2-2] [GRI 2-3]

Readers are encouraged to review this report alongside Telkom's 2024 Annual Report, Telkom’s 2023 Climate Risk Report, and Telkom's sustainability page for a comprehensive understanding of sustainability initiatives within the Telkom Group.

Reporting Standards

This report adheres to Financial Services Authority Regulation (POJK) No. 51/POJK.03/2017 regarding the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies (POJK51) and OJK Circular Letter No. 16/SEOJK.04/2021 on the Form and Content of Annual Reports of Issuers or Public Companies. It also follows the Global Reporting Initiative (GRI) 2021 standards and aligns with the 17 United Nations Sustainable Development Goals (UN SDGs).

Additionally, the report incorporates recommendations from the Sustainability Accounting Standards Board (SASB) for the telecommunications industry, specifically referencing the 2023-12 version of the Telecommunication Services Sustainability Accounting Standard. Furthermore, as part of Telkom's initial adoption of International Sustainability Standards Board (ISSB) guidelines, this report includes the disclosure requirements of International Financial Reporting Standards (IFRS) S1 and S2.

Restatement of Information

Telkom continually enhances the accuracy and comprehensiveness of its data collection and verification processes. As part of this effort, this report presents a restatement of information on Greenhouse Gas (GHG) emissions, waste management, and water consumption. [GRI 2-4]

External Assurance

To ensure compliance with the GRI 2021 standards, an independent external party, TUV Rheinland Indonesia, has been engaged to provide external assurance on the 2024 Sustainability Report. The results of this external assurance are included in the appendix of this report. [POJK. G.1] [GRI 2-5]

Forward-Looking Statements

This report contains forward-looking statements, including targets, expectations, estimates, and projections. These statements are based on assumptions and information available to Telkom at the time of report preparation. However, Telkom acknowledges the inherent uncertainties that may affect these statements and does not guarantee our full realization.

Readers should interpret these statements cautiously and assume full responsibility for any decisions made based on the information contained in this report.

Additional Information

All references to currency values are in Indonesian Rupiah (Rp), unless stated otherwise. The terms "Telkom" and “the Company” in this report refer to the parent entity, while the term "Telkom and its Subsidiaries" or "Telkom Group" refers to the parent company along with its subsidiaries and affiliated entities. However, the use of the term "Telkom" does not eliminate subsidiaries and affiliates in the scope of the content and discussion of the report.

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Report-Related Contacts

Telkom welcomes feedback to enhance future sustainability reports. For inquiries, suggestions, or comments regarding this report, readers may contact:

Sustainability Unit

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower, 39th Floor

Jl. Jend Gatot Subroto Kav. 52, Indonesia

Email:   sustainability@telkom.co.id

Telkom also appreciates the feedback received on the 2023 Sustainability Report. The management has taken into account input from rating agencies and incorporated the results of its Environmental, Social, and Governance (ESG) assessments. In the 2024 Sustainability Report, Telkom continues to refine its ESG management and sustainability performance.

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MESSAGE FROM THE PRESIDENT COMMISSIONER

“We view positively the Telkom Group’s sustainability performance which has consistently experienced development, as evidenced by various awards and achievements in environmental, social, and governance aspects.”

Esteemed stakeholders,

We begin by expressing gratitude to God Almighty for Telkom's ability to sustain its performance and strengthen its foundation for long-term business growth throughout 2024. This year presented various challenges, including macroeconomic conditions, competitive dynamics, technological advancements, and sustainability issues. Recognizing the increasing relevance of sustainability to the telecommunications industry, Telkom has made significant efforts to enhance both operational and financial performance, thereby generating positive impacts and long-term value for all stakeholders.

Throughout 2024, we have observed the Board of Directors take concrete steps in reinforcing sustainability strategies and initiatives across the Telkom Group. The leadership of the Board of Directors, supported by all subsidiaries, has effectively synchronized sustainability initiatives across the organization. In 2024, Telkom established the Telkom Group Sustainability Strategy and 2030 Targets as a strategic roadmap to integrate sustainability measures across environmental, social, and governance dimensions.

Telkom has also demonstrated its commitment to transparency and accountability by engaging an independent external party, TUV Rheinland Indonesia, to conduct external assurance on the 2024 Sustainability Report. This step reinforces the company's dedication to enhancing the quality and credibility of its sustainability disclosures.

The Telkom Group's sustainability performance has shown continuous improvement, as evidenced by various achievements in environmental, social, and governance (ESG) aspects. Notably, Telkom has received multiple awards, including Outstanding Leadership in Sustainability (CNBC Indonesia), first place in MSEs and SOE House Development (BCOMSS Ministry of SOEs), Integrated Sustainability Initiatives – Education, Decent Work and Technology (IDX Channel), Gender-Inclusive Workplace (UN Indonesia WEPs), and Best Companies to Work for and Sustainable Workplace (HR Asia). Additionally, Telkom's ESG ratings have improved, with its Sustainalytics rating advancing from 27.1 to 25.6 (Medium Risk), its ESG rating from BPKP increasing from 74.02 (Fair) to 91.23 (Very Good) and earned a B rating from the Carbon Disclosure Project (CDP) for climate change readiness. This achievement continues to encourage Telkom’s spirit and consistency in improving sustainability performance, not only focusing on increasing the number of awards and rating numbers but more importantly, on enhancing the quality of company management that impacts all aspects of sustainability.

As part of improving the quality of the company's management, we note that Telkom needs to continue to mitigate global risks and challenges that have the potential to disrupt Telkom Group's business and service operations, including cybersecurity risks, extreme weather, and disasters due to climate change, as well as the quality of human resources in line with the Company's digital transformation. The development of products and equitable distribution of telecommunication services through the use of technology and innovation needs to be carried out by prioritizing aspects of usefulness and responsibility, while still taking into account the investment value and reasonable price so that Telkom can maintain its sustainability in the long term. In facing these challenges, it is essential to be supported by a strong governance foundation so that every strategic and operational step taken not only drives business growth but also contributes to long-term sustainability and value creation for all Telkom Group stakeholders. Strengthening governance entails enforcing discipline, including in the areas of rewards and sanctions, reinforcing integrity and ethics, and fostering a corporate culture that supports governance principles.

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Finally, on behalf of the Board of Commissioners, I extend my gratitude for the support in implementing sustainability practices in the Telkom Group and hope to strengthen collaboration and synergy to continue the partnership and realize a sustainable future. In addition, as part of our gratitude, we would like to thank the Board of Directors, partners, and all Telkom stakeholders for their contributions in realizing sustainable growth.

Jakarta, April 21, 2025

/s/ Bambang Permadi Soemantri Brodjonegoro

Bambang Permadi Soemantri Brodjonegoro

President Commissioner/Independent Commissioner

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MESSAGE FROM THE PRESIDENT DIRECTOR

“Telkom’s commitment is demonstrated through strategic actions undertaken in in 2024, where the company has achieved several key milestones in its sustainability journey.”

Esteemed stakeholders,

In recent years, the global telecommunications industry has been faced with various sustainability opportunities and challenges, including increasing demand for digital services, artificial intelligence-based innovation opportunities, and increasingly real impacts of climate change. Amid this dynamic, Telkom remains committed to realizing sustainable business growth and creating added value for all stakeholders.

Telkom's commitment is demonstrated through strategic actions undertaken in 2024, where the company has achieved several key milestones in our sustainability journey. An independent external party has been appointed to assure the 2024 Sustainability Report, which has been declared compliant with AA1000AP and AA1000AS v3 standards, and follows the reporting requirements referenced in the 2021 GRI. Telkom has made notable improvements in its ESG ratings from several agencies, including a Sustainalytics ESG score of 25.6 (Medium Risk), a BPKP ESG score of 91.23 (Very Good), an ACGS score of 103.31 (Leadership in Corporate Governance), and a CDP climate category rating of B.

Telkom also updated its sustainability targets and strategies that highlight the GoZero% program as a form of our seriousness to make sustainable improvements and respond to the inputs and expectations of key stakeholders. Telkom's sustainability strategy is aligned with the Sustainable Development Goals and includes three main pillars of sustainability.

The Save Our Planet pillar reflects Telkom's commitment to reducing the environmental impacts of business operations, particularly in areas that have a significant impact, such as emissions and waste management. In 2024, Telkom Group initiated the calculation of emissions for all scopes (scopes 1,2, and 3), where scope 3 covers 9 categories, and has set 2023 as the base year in determining the emission reduction target. Greenhouse gas (GHG) emissions were calculated using the GHG Protocol standard, and verification of scope 1 and 2 GHG emissions was verified by an independent party using the ISO 14064-1:2018 standard. This initiative aims to enhance the confidence and credibility of the GHG emissions as a basis for determining the strategy to achieve Net Zero 2060 and preparation to fulfill IFRS S2 standards. The total GHG emissions of Telkom Group scopes 1, 2, and 3 is 2,417,474 tonnes of CO2e, with 84% of emissions coming from scope 2. Scope 2 emissions rose by 2.8% due to the expansion of Telkomsel's BTS infrastructure, while scope 1 emissions decreased by 2% as a result of reduced operational vehicle use, and scope 3 emissions decreased by 8.1% owing to capital expenditure efficiency initiatives. In terms of energy management, Telkom Group has incorporated renewable energy sources, including solar PV and microhydro, into its energy mix. The Group also utilizes Electric Vehicles (EVs) for operational purposes and pursues energy efficiency through procurement and upgrades of environmentally friendly equipment.

In addition, Telkom Group managed to reduce the total office waste generated by 6,387 tonnes and divert as much as 176,046 kg or 80% of fiber optic cable waste from disposal. The diverted fiber optic waste can be reused to support customer service. Telkom Group has also strengthened its biodiversity conservation efforts and enhanced the carrying capacity of ecosystems through mangrove planting, forest revegetation, and coral reef transplantation.

The Empower Our People pillar signifies Telkom Group's dedication to empowering employees, customers, and the community through the creation of an inclusive digital ecosystem as the foundation for capability development and sustainable innovation. Throughout 2024, 22% of managerial positions in Telkom Group are filled by female employees, supported by initiatives at Telkom that promote gender equality in the work environment. For digital skills development, the Digital Talent program has upskilled 20.6% of Telkom's digital talents through Telkom Athon and various other digital trainings. Telkom also prioritizes occupational safety by implementing an occupational health and safety management system aligned with international standards, such as ISO 45001, while ensuring compliance with applicable national regulations.

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From a customer perspective, Telkom Group is focused on enhancing service quality by prioritizing customer satisfaction. This is evidenced by an increase in the Net Promoter Score (NPS) to 58 points from the previous year, placing the company in the "Excellent" category based on Bain & Company’s evaluation. This improvement is driven by enhanced service quality and more attractive promotional strategies. Telkom Group continues to play an active role in expanding digital access across Indonesia while accelerating infrastructure development and network expansion to reach all regions. Our infrastructure covers more than 98% of Indonesia’s population and supports access to data (internet) services in underdeveloped, remote, frontier areas, and border regions. Finally, from a social standpoint, Telkom is committed to empowering Small and Micro Enterprises (SMEs) through initiatives such as the Go Modern, Go Digital, Go Online, and Go Global programs. Telkom has provided support to 21,500 MSEs, and in 2024, a total of 2,298 mentored MSEs, or 10.64%, as indicated by increases in turnover, employee numbers, and assets.

The Elevate Our Business pillar reflects Telkom's commitment to conducting ethical and responsible business practices, particularly concerning data privacy in the face of cybersecurity threats. Throughout 2024, Telkom complied with all applicable legal and regulatory requirements. Telkom enforces strict measures against any legal violations, cooperates with legal processes, and implements preventive actions to ensure 100% compliance. All complaints received through the whistleblowing system are addressed promptly, reinforcing Telkom's culture of ethical conduct and respect in alignment with corporate values, which embody the core values of AKHLAK. We ensure compliance with regulations and internal policies related to cybersecurity and data privacy through Telkom Group’s Data Protection Governance. Telkom has implemented policies related to data privacy protection and information security, including the establishment of a Data Protection sub-department and the appointment of a Data Protection Officer (DPO) responsible for ensuring the protection of personal data and information security across Telkom Group. In terms of data security, there have been no significant data breaches, and all data processing activities have been carried out following established policies. This achievement underscores Telkom's dedication to strong governance, reinforcing trust, fostering innovation, and contributing to Indonesia’s digital future in a sustainable manner.

Telkom actively identifies and manages sustainability risks that could affect the company. In addition, Telkom will continue to innovate to unlock and optimize new strategic sustainability opportunities. The integration of sustainability across all business lines is progressing in alignment with the Company's digital transformation. This fundamental step is further supported by synergies among sustainability initiatives within Telkom Group to ensure the attainment of Telkom Group’s 2030 sustainability goals.

We extend our gratitude to all stakeholders for their continued support in the implementation of sustainability practices. We are confident that Telkom will continue to innovate amidst the challenges and opportunities of the digital era, ensuring its sustained growth as the digital telco of choice for the public.

Jakarta, April 21, 2025

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director [POJK. D-1]

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STATEMENT OF THE MEMBERS OF THE BOARD OF COMMISSIONERS ON RESPONSIBILITY FOR THE 2024 SUSTAINABILITY REPORT OF

PT TELKOM INDONESIA (PERSERO) TBK

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2024 Sustainability Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Sustainability Report.

This statement is made in all truthfulness.

Jakarta, April 21, 2025

Board of Commissioners
/s/ Bambang Permadi Soemantri Brodjonegoro Bambang Permadi Soemantri Brodjonegoro President Commissioner/Independent Commissioner
/s/Wawan Iriawan Wawan Iriawan Independent Commissioner	/s/Bono Daru Adji Bono Daru Adji Independent Commissioner	/s/Marcelino Rumambo Pandin Marcelino Rumambo Pandin Commissioner
/s/Ismail Ismail Commissioner	/s/ Rizal Mallarangeng Rizal Mallarangeng Commissioner	/s/ Isa Rachmatarwata Isa Rachmatarwata Commissioner
/s/ Arya Mahendra Sinulingga Arya Mahendra Sinulingga Commissioner	/s/ Silmy Karim Silmy Karim Commissioner

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STATEMENT OF THE MEMBERS OF THE BOARD OF DIRECTORS ON RESPONSIBILITY FOR THE 2024 SUSTAINABILITY REPORT OF PT TELKOM INDONESIA (PERSERO) TBK

We the undersigned hereby declare that all the information in the PT Telkom Indonesia (Persero) Tbk 2024 Sustainability Report has been presented in its entirety and that we assume full responsibility for the accuracy of the content of the Company’s Sustainability Report.

This statement is made in all truthfulness.

Jakarta, April 21, 2025

Board of Directors
/s/ Ririek Adriansyah Ririek Adriansyah President Director
/s/Heri Supriadi Heri Supriadi Director of Finance & Risk Management	/s/FM Venusiana R FM Venusiana R Director of Enterprise & Business Service	/s/Herlan Wijanarko Herlan Wijanarko Director of Network & IT Solution
/s/Muhamad Fajrin Rasyid Muhamad Fajrin Rasyid Director of Digital Business	/s/Budi Setyawan Wijaya Budi Setyawan Wijaya Director of Strategic Portfolio	/s/Afriwandi Afriwandi Director of Human Capital Management
/s/Bogi Witjaksono Bogi Witjaksono Director of Wholesale & International Service	/s/ Honesti Basyir Honesti Basyir Director of Group Business Development

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SUSTAINABILITY OVERVIEW IN 2024

Economic performance

●	Rp149,967 Billion in operating income
●	0.5% increase in operating income
●	Rp23,649 Billion in Net profit
●	15.8% Net Income Margin
●	Rp18,437 Billion spent on local suppliers
●	61.5 % spent on local suppliers

Sustainability Rating 2024

Environmental performance – Save Our Planet

●	Initiated Greenhouse Gas (GHG) emission verification
●	Initiated scope 3 GHG emissions calculation
●	Expanded climate risk analysis coverage to include disaster-prone areas identified in the BNPB Disaster Risk Index
●	6,387 tonnes of office waste reduction compared to 2023
●	80% or 176,046 kg of fiber optic cable waste diverted from landfill
●	275 Base Transceiver Stations (BTS) utilizing solar and microhydro panels
●	587 electric vehicles (EV) and 33 EV charging stations ownership
●	77 units of solar-powered public street lighting installation within the Telkom Hub area
●	149,433 modem units repaired or reused
●	2 units of Reverse Vending Machine (RVM) processing 48.1 kg or 2,572 plastic bottles
●	Rp57 Billion spent for energy efficiency initiatives
●	Rp11 Billion spent to support environmental programs

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Social performance – Empower Our People

●	22% female managerial positions in Telkom Group
●	31.96% female employees in Telkom Group
●	84.41% employee engagement
●	88 employees with disabilities empowered in Telkom Group
●	58 NPS score (Excellent category*) for Telkom Group
●	21,500 SMEs gained access to assistance, development support, and business sustainability
●	Rp144.8 Billion investment for community empowerment through the TJSL program at Telkom
●	More than 98% network reach of Indonesian population to foster digital inclusivity

*By Bain & Company category

Governance performance – Elevate Our Business

●	SNI ISO 37001:2016 Anti-Bribery Management System (SMAP). Telkom and its 13 directly owned subsidiaries have been certified with ISO 37001 Anti-Bribery Management System
●	Implementation of Personal Data Protection Policy
●	Establishment of Data Protection Unit
●	100% compliance with applicable regulations, with no proven major violations
●	Zero critical data leak incidents
●	100% participation of Telkom employees in cybersecurity training
●	100% participation of Telkom's Board of Directors and employees in anti-corruption training and awareness programs

[POJK. B-1] [POJK. B-2] [POJK. B-3]

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AWARDS IN 2024

February
●
Investor Daily ESG Appreciation Night by Investor Daily in the Appreciated Governance ESG Report 2023 category
●
Nusantara Sustainability Communications Award by Nusantara TV in the category of the Most Sustainable Communication Company in Digital & Telecommunication Sector

March
●
BCOMSS 2024 by the Ministry of SOEs in the categories of Sustainability (first ranking in the development of Small and Medium Enterprises, and getting the title of Facilitator of the SOE House of the Year) and Communications (first ranking in SOE Crisis Handling and second in Media Relations Management)

May	● HR Asia Awards 2024 for Telkomsel in the Best Companies to Work for and Sustainable Workplace category
June	● CSR Brand Equity Awards 2024 in the Telecommunication category at the Indonesia CSR Awards 2024
July	● ESG Award 2024 by KEHATI in the Best Pension Fund Investor category in the Capital Market sector
August	● NAKER Awards 2024 by the Ministry of Manpower in the SOE category for Telkom's commitment to employing Workers with Disabilities
September
●
Marketeers Editor's Choice Awards 2024 for Telkomsel in the categories of Creative Content Marketing of the Year (Jokes of the Middle Room), Immersive Marketing Program of the Year (Telkomsel Awards 2024), and Customer Service Campaign of the Year (Teman Tuli)

October	● UN Women 2024 Indonesia Women's Empowerment Principles (WEPs) Awards in the Gender-Inclusive Workplace category
November	● Tempo Sustainable Business Integrity Index for Telkom's commitment to implementing Environmental, Social, and Governance (ESG) aspects
December
●
IDX Channel Indonesia Innovation Award 2024 in the category of Integrated Sustainability Initiatives - Education, Decent Work and Technology in the field of Sustainability
●
CNBC Indonesia Award 2024 in the category of Outstanding Leadership in the field of Sustainability

Detailed information about sustainability awards at Telkom Group is available on the Telkom Profile page.

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ABOUT TELKOM

Telkom is a State-Owned Enterprise (SOE) engaged in information and communication technology services and digital telecommunications in Indonesia. Since its establishment in 1991, Telkom has provided a wide range of digital services for individual and corporate customers.

As the largest telecommunications company in Indonesia, Telkom has 45 subsidiaries with direct and indirect ownership, holding a majority stake of more than 50%, resulting in the consolidation of financial statements under Telkom as the Parent Company. Additionally, Telkom has nine unconsolidated subsidiaries (affiliates). Detailed information regarding the company's structure and subsidiary profiles is available in the Telkom 2024 Annual Report.

In 2024, Telkom formally transferred the management of Telkom Group's fiber network infrastructure operations to its subsidiary, PT Telkom Infrastruktur Indonesia (TIF). TIF now provides wholesale fiber connectivity services through a shared network to telecommunications operators. This strategic initiative is intended to enhance Telkom’s focus on the fiber infrastructure business, unlocking revenue growth potential, increasing Telkom Group’s valuation, and accelerating digital connectivity and adoption in Indonesia. [POJK. C-6]

Telkom operates across three primary digital business domains. Detailed information regarding these business domains, as well as the company's products and services, is available on Telkom’s official website. [POJK. C-4] [GRI 2-6]

Digital Connectivity	Businesses and technologies focused on connectivity
Digital Platform	A digital infrastructure or framework that allows various entities to interact, collaborate, and exchange goods, services, or information electronically
Digital Service	Digital content-related businesses and products

SJC-2
Southeast Asia Japan Cable
AAG
Asia - America Gateway Cable
SEA-US
Southeast Asia - United States Cable
SEA-ME-WE-5
Southeast Asia-Middle East - Western Europe 5 Cable
SEA-ME-WE-6
Southeast Asia-Middle East - Western Europe 6 Cable
BCS
DMCS
BSCS
Batam Singapore Cable System
IGG
Indonesia Global Gateway Cable
JUS
SJC
SEA-ME-WE 5
AAE-1
BCS
Intra Asia
Asia - US (Pacific)
Asia - Europe (Europe)
Atlantic

5 Telkom Regional Offices

31 Telecommunications areas

10 Global Offices in Indonesia, Singapore, Hong Kong, Australia, Malaysia, Taiwan, United States, Timor Leste, United Arab Emirates, and Myanmar

5 Global Sales Representatives in Canada, United Kingdom, Philippines, India, and Vietnam

1 Global Sales Representative Telkomsel in Saudi Arabia

486 GraPARI in Indonesia (which includes Plasa Telkom outlets that are currently also recognized as GraPARI)

35 Data Centers

- **5** data centers (overseas)
- **26** neuCentrIX in 18 locations (domestic)
- **3** data centers enterprise tier 3 and 4 (domestic)
- **1** data center hyperscale tier 3 and 4 (domestic)

Internet of Thing (IoT)/Machine to Machine (M2M) Security

To prevent cyber-attacks on systems and applications, Vulnerability Assessments are routinely conducted on the applications and network elements that we operate. The testing process is carried out using Vulnerability Assessment Tools to ensure the accuracy of the test results.

177,443 km Fiber Optic Backbone Network

- **112,743 km** domestic fiber optic
- **64,700 km** international fiber optic

122 Point of Presence (PoP)

- **64 PoP** in the domestic network
- **58 PoP** in the international network

3 Satellites

- **Merah Putih-2 Satellite (32.4 Gbps)**
- **Merah Putih Satellite (5.4 Gbps)**
- **Telkom 3S (4.4 Gbps)**

271,040 BTS Mobile Network

- **48,775** BTS 2G
- **221,290** BTS 4G
- **975** BTS 5G

43,472 Towers

- **4,068** Telkomsel towers
- **39,404** Mitratel towers

Fiber Optic Access Network

- **39 million** Homes Passed
- **16.7 million** Optical Port

376,212 Wi-Fi Access Point

- **106,836** Managed Access Point
- **221,000** Homespot
- **48,376** ONT Premium

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Company Profile [POJK. C-2] [POJK. C-3] [GRI 2-1]

Name PT Telkom Indonesia (Persero) Tbk
Status Public Company (Tbk)	Business Field Information and Communication Technology (ICT) services and telecommunication networks.
Year of Establishment November 19, 1991	Head Office Address Jalan Japati No. 1 Bandung
Stock Code TLKM – Indonesia Stock Exchange (IDX) TLK – New York Stock Exchange (NYSE)	Share Ownership ● State of the Republic of Indonesia 52.09% ● Public 47.91%
Financial Position as of December 31, 2024 (consolidated) Assets: Rp299,675 Billion Liabilities: Rp137,185 Billion Equity: Rp162,490 Billion	Number of Telkom Group Employees Total employees 21,673 Female 31.96% Male 68.04%

[POJK. C-1] Purpose To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.
Vision To be the most preferred digital telco to empower the society

Mission

1.
Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.
Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.
Orchestrate digital ecosystem to deliver superior customer experience.

Value AKHLAK

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SUSTAINABILITY AT TELKOM

15	Sustainability Governance
17	Composition of the Board of Commissioners and Board of Directors
20	Election and Appointment Process of the Board of Commissioners and Board of Directors
20	Conflict of Interest
20	Performance Evaluation of the Board of Commissioners and Board of Directors
21	Remuneration Policy
24	Stakeholder Engagement
24	Materiality Assessment
26	Risk Management and Sustainability Opportunities
29	Sustainability Strategy
31	Support for the Sustainable Development Goals
15

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SUSTAINABILITY GOVERNANCE

Telkom recognizes that robust governance is the cornerstone for achieving Telkom Group’s sustainability objectives. Telkom implements Good Corporate Governance principles through effective oversight and a structured management framework, ensuring the comprehensive execution of sustainability strategies and initiatives within the Telkom Group.

Telkom’s governance structure comprises the main governing bodies: the General Meeting of Shareholders (GMS), the Board of Commissioners, and the Board of Directors. The Board of Commissioners and the Board of Directors are supported by several committees and working groups, including the Corporate Secretary, Internal Audit Department, Audit Committee, Committee for Nomination and Remuneration, and Committee for Planning and Risk Evaluation and Monitoring. Further details regarding the roles and responsibilities of these governance bodies are available in Telkom’s 2024 Annual Report.

In 2024, Telkom enhanced its sustainability governance framework by formalizing the roles and responsibilities of the Board of Commissioners and Board of Directors regarding sustainability matters, including climate change. Furthermore, Telkom established a Sustainability Committee responsible for managing Environmental, Social, and Governance (ESG) aspects within the Telkom Group. [GRI 2-11]

The Sustainability Committee is tasked with overseeing strategy implementation, monitoring progress toward sustainability targets, managing ESG-related risks and opportunities, and ensuring transparent sustainability disclosures to stakeholders. The committee is chaired by the President Director and consists of directors overseeing risk management, network and IT, and human capital, supported by an ESG working group comprising heads of relevant work units. [GRI 2-12] [GRI 2-13] [GRI 2-14]

To fulfill its duties, the Sustainability Committee collaborates with other committees under the Board of Commissioners and the Board of Directors. These include the Social and Environmental Responsibility Management Committee (TJSL), the Risk, Compliance, and Revenue Assurance Management Committee, the Audit Management Committee, the Integrated Governance Management Committee, Committee for Nomination and Remuneration Management, and Committee for Planning and Risk Evaluation and Monitoring. The Sustainability Committee regularly receive updates on ESG implementation from the sustainability management work unit. [POJK. E-1] [GRI 2-16]

Figure 1. Sustainability Governance Structure at Telkom

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In addition, Telkom has restructured its ESG management framework by establishing the Group Sustainability & Corporate Communication Department, led by the Senior Vice President (SVP) of Group Sustainability & Corporate Communication, who reports directly to the President Director. This department oversees the Sustainability Management Work Unit, specifically the Sustainability Sub-Department, which is responsible for orchestrating and managing ESG initiatives across the Telkom Group. This includes coordinating ESG strategies and reporting.

Figure 2. Organizational Structure of the Sustainability Sub-Department at Telkom

Telkom adopts a decentralized approach that enables subsidiaries to independently develop and implement sustainability initiatives while maintaining alignment with the strategic direction set by the Sustainability Sub-Department. The organizational transformation undertaken in 2024 is expected to strengthen governance, coordination, and the synergy of sustainability initiatives within the Telkom Group while improving engagement with external stakeholders.

Recognizing that the successful execution of sustainability strategies and the achievement of sustainability targets require robust internal ESG capabilities, Telkom is committed to enhancing the expertise of the Board of Commissioners, Board of Directors, and ESG management teams. This is accomplished through a series of training programs covering sustainability, climate change risk management, and evolving disclosure standards such as IFRS S1 and S2. Detailed information on training programs for the Board of Commissioners and Board of Directors is available in Telkom’s 2024 Annual Report. Meanwhile, details on employee competency development programs are outlined in the Empower Our People section. [POJK. E-2] [GRI 2-17]

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COMPOSITION OF THE BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

Telkom is committed to fostering a corporate culture that values diversity, which is reflected in the composition of its Board of Commissioners and Board of Directors. Telkom believes that diverse backgrounds within leadership contribute to broader perspectives and drive innovation, supporting the company's long-term sustainable growth. The composition of Telkom’s Board of Commissioners and Board of Directors as of December 31, 2024, is outlined below. [GRI 2-9]

Table 1. Composition of the Board of Commissioners

Name	Position	Basis of Appointment	Duration of Tenure	Gender	Age	Skill
Bambang Permadi Soemantri Brodjonegoro	President Commissioner/ Independent Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021	3 years 7 months	Male	58 years old	Digitalization strategy and telecommunication technology innovation, smart city implementation and sustainable connectivity
Wawan Iriawan	Independent Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	61 years old	Legal compliance and litigation handling in the telecommunications industry, nomination governance and remuneration in the telecommunications sector
Bono Daru Adji	Independent Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021	3 years 7 months	Male	56 years old	Business law and governance in the telecommunications and digital sectors, accounting, and auditing as well as capital market regulations, especially regarding ESG and telecommunications
Marcelino Rumambo Pandin	Commissioner	First Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 24, 2019 Second Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 3, 2024	5 years 7 months	Male	59 years old	Management of financial and financial accounting aspects and sustainability of telecommunications business, governance, and sound business practices
Ismail	Commissioner	First Period: Telkom Annual General Meeting of Shareholders (AGMS) on May	5 years 7 months	Male	55 years old	Regulations and policies in the field of telecommunications and digital, telecommunication network infrastructure

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Name	Position	Basis of Appointment	Duration of Tenure	Gender	Age	Skill
		24, 2019 Second Period: Telkom Annual General Meeting of Shareholders (AGMS) on May 3, 2024				and 5G development, telecommunications regulatory policies for sustainability
Rizal Mallarangeng	Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	60 years	Public communication and telecommunications branding strategy
Isa Rachmatarwata	Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021	3 years 7 months	Male	58 years old	Public policy and governance with stakeholders, as well as financial management in the telecommunications sector
Arya Mahendra Sinulingga	Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021	3 years 7 months	Male	54 years old	Telecommunications communication and marketing strategy, governance and stakeholder relations
Silmy Karim	Commissioner	Telkom Annual General Meeting of Shareholders (AGMS) on May 30, 2023	1 year 7 months	Male	50 years	Business, technology and organizational development of the telecommunications industry

Table 2. Composition of Telkom's Board of Directors

Name	Position	Basis of Appointment	Duration of Tenure	Gender	Age	Skill
Ririek Adriansyah	President Director	Telkom Annual General Meeting of Shareholders (AGMS) on May 24 ,2019 and May 3, 2024	5 years 7 months	Male	61 years old	Digital transformation, telecommunication infrastructure development, and ESG implementation at Telkom
Heri Supriadi	Director of Finance & Risk Management	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	59 years old	Finance & risk management, including aspects of sustainability and corporate governance
FM Venusiana R	1. Director of Consumer Services 2. Director of Enterprise & Business	Telkom Annual General Meeting of Shareholders (AGMS) on June 19, 2020 and May 30, 2023	4 years 6 months	Female	58 years old	Enterprise & business services, as well as eco-friendly telecommunications solutions

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Name	Position	Basis of Appointment	Duration of Tenure	Gender	Age	Skill
Service
Herlan Wijanarko	Director of Network & IT Solution	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	59 years old	Network & IT solutions, infrastructure efficiency, and ESG implementation in network operations
Muhamad Fajrin Rasyid	Director of Digital Business	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	38 years old	Digital business, technological innovation, and ESG integration in digitalization
Budi Setyawan Wijaya	Director of Strategic Portfolio	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	52 years old	Management of strategic portfolios, sustainable investments and ESG initiatives
Afriwandi	Director of Human Capital Management	Telkom Annual General Meeting of Shareholders (AGMS) held on June 19, 2020	4 years 6 months	Male	53 years old	Human resource development, workforce inclusivity, and sustainability culture
Bogi Witjaksono	Director of Wholesale & International Service	Telkom Annual General Meeting of Shareholders (AGMS) on May 28, 2021	3 years 7 months	Male	57 years old	Wholesale & international services, global ESG standards in operations
Honesti Basyir	Director of Group Business Development	Telkom Annual General Meeting of Shareholders (AGMS) on May 30, 2023	1 year 7 months	Male	56 years old	Group business development, sustainable growth, and ESG implementation at Telkom Group

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ELECTION AND APPOINTMENT PROCESS OF THE BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

The appointment process for the Board of Commissioners and Board of Directors at Telkom adheres to the principles of human rights, non-discrimination, and equality. The selection of Board of Commissioners members considers integrity, dedication, comprehension of corporate management, industry expertise, availability to perform duties, and regulatory requirements. Appointments are finalized through the General Meeting of Shareholders (GMS). Similarly, the selection and appointment of the Board of Directors are conducted through the GMS, based on the competencies, expertise, and background required by the Company. Prospective members must meet the established criteria and undergo a fit and proper test. [GRI 2-10]

CONFLICT OF INTEREST

All corporate governance bodies are committed to maintaining integrity and preventing conflicts of interest in the execution of their duties. The Work Procedures Guidelines for the Board of Commissioners and Board of Directors (Board Manual) explicitly regulate conflicts of interest as part of ethical governance. Board members who encounter a conflict of interest must disclose their circumstances and recuse themselves from the relevant decision-making process.

All members of Telkom's Board of Commissioners and Board of Directors do not hold any financial or familial affiliations with other members or Controlling Shareholders. Throughout the reporting period, no conflicts of interest were identified regarding share ownership in suppliers or transactions that could result in conflicts of interest. [GRI 2-15]

PERFORMANCE EVALUATION OF THE BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS

Telkom implements a self-assessment policy for evaluating the performance of the Board of Commissioners. The Nomination and Remuneration Committee (KNR) conducts the assessment based on collegial key performance indicators (KPIs), which are derived from the core responsibilities of the Board of Commissioners. These responsibilities include supervising the Company's management policies and operations executed by the Board of Directors, providing guidance, and ensuring compliance with the Company's Long-Term Plan (RJPP), Annual Work Plan and Budget (RKAP), Corporate Strategic Scenario (CSS), and applicable laws and regulations. The performance evaluation results are subsequently reported to Shareholders at the GMS.

Unlike the evaluation of Board of Commissioners, the Board of Directors' performance evaluation is conducted through a self-assessment by each member, measuring both individual and collegial KPI achievements. These results are reviewed annually by a Public Accounting Firm that audits Telkom’s financial statements. The achievement report is presented to the Board of Commissioners and the Ministry of SOEs. The Public Accounting Firm review encompasses the methodology and consistency of KPI assessments for the Board of Directors. In 2024, the review confirmed no inconsistencies. [GRI 2-18]

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REMUNERATION POLICY

The remuneration framework for Telkom's Board of Commissioners and Board of Directors is established in accordance with the Regulation of the Minister of State-Owned Enterprises Number PER-3/MBU/03/2023 concerning SOE Organs and Human Resources. This is further reinforced by the Board of Commissioners' Decree Number 03/KEP/DK/2024 regarding remuneration entitlements.

The remuneration components for the Board of Commissioners include:

1.	Honorarium
2.	Allowances, including:
a.	Religious Festival allowance;
b.	Transportation allowance; and
c.	Retirement insurance.
3.	Facilities, including:
a.	Health facilities; and
b.	Legal aid facilities
4.	Tantiem/Performance Incentives/Special Incentives
5.	Long-Term Incentive (LTI) from the companies following performance and governance standards and aligned with international best practices

The remuneration components for members of the Board of Directors consist of:

1.	Salary
2.	Allowances, including:
a.	Religious Festival allowance;
b.	Housing allowance; and
c.	Retirement insurance.
3.	Facilities, including:
a.	Health facilities;
b.	Vehicle facilities; and
c.	Legal aid facilities
4.	Tantiem/Performance Incentives/Special Incentives
5.	Long-Term Incentive (LTI) from the companies following performance and governance standards and aligned with international best practices [GRI 2-19]

Figure 3. Procedure and Mechanism of Remuneration of the Board of Commissioners and Board of Directors

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The procedure for proposing and determining the remuneration of the Board of Commissioners and the Board of Directors of Telkom is as follows:

1.	The Board of Commissioners requests the Nomination and Remuneration Committee to draft a remuneration proposal for the Board of Commissioners and the Board of Directors.
2.	If necessary, the Nomination and Remuneration Committee may engage an independent party to develop a remuneration framework for the Board of Commissioners and the Board of Directors.
3.	The Nomination and Remuneration Committee submits the remuneration framework to the Board of Commissioners.
4.	The Board of Commissioners proposes remuneration for members of the Board of Commissioners and the Board of Directors to the GMS.
5.

The GMS may delegate authority and power to the Board of Commissioners, with prior approval from Shareholders of Series A Dwiwarna to determine the remuneration for the members of the Board of Commissioners and the Board of Directors. [GRI 2-20]

In 2023, the Ministry of SOEs issued Regulation Number PER-3/MBU/03/2023 concerning SOE Organs and Human Resources (Permen 3 BUMN). Telkom has confirmed the implementation of this regulation through the GMS resolution for the 2022 financial year. One of the provisions under Permen 3 BUMN pertains to the suspension of partial payments of tantiem for the Board of Directors and Board of Commissioners.

Telkom also enforces a clawback policy, which mandates the recovery of incentive-based compensation from current and former Board members if the Company is required to restate financial statements submitted to the United States Securities and Exchange Commission (SEC) under the Exchange Act. This restatement is necessary to correct material errors in previously issued financial statements or to address errors that could result in material misrepresentation if not rectified in the current reporting period. The Ministry of SOEs has incorporated this policy into the tantiem framework, stipulating a three-year suspension of tantiem payments for the Board of Commissioners and Board of Directors.

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STAKEHOLDER ENGAGEMENT

Telkom acknowledges that the success of its sustainability strategy is highly dependent on strong relationships with key stakeholders. This approach ensures that Telkom’s sustainability strategy and programs effectively address the most impactful issues for its primary stakeholders. Telkom actively engages with internal and external stakeholders, fosters mutually beneficial relationships, and considers their perspectives and expectations through various communication channels. [POJK. E-4] [GRI 2-29]

Stakeholders	Engagement Methods	Main Topics and Concerns
Shareholders and Investors	● Annual General Meeting of Shareholders (AGMS), Extraordinary GMS, and quarterly performance explanation ● Investor Conference and/or Non-Deal Roadshows	● Achievement of operational and financial KPIs ● Business development ● Sustainability practices and climate risks ● Good corporate governance practices
Employee	● Periodic meetings with management ● Telkom Indonesia Employees Union (SEKAR TELKOM) ● Trainings ● Employee Complaint Center	● Career path ● Clarity of rights and obligations ● Remuneration and other benefits ● Increased competence
Customer	● Customer satisfaction survey ● Customer complaint center	● Network connection and coverage ● Excellent service ● Ease of complaint resolution ● Data security and confidentiality
Government	● Bipartite meetings ● Hearing Meeting with the House of Representatives (DPR) and working visit	● Legal compliance and reporting ● Ethical business practices ● Cybersecurity
Partners	Meetings during the procurement process, supervision of the implementation of work, supplier forums/gatherings, supplier satisfaction surveys, anti-bribery feasibility tests for suppliers
●
Fair and transparent procurement process
●
Objective selection and evaluation process
●
Implementation of work that meets occupational health and safety standards
●
Legal compliance and ethical business practices

Community	Deliberation in planning of community empowerment activities, implementing activities and supervising program realization	● Harmonious relationship ● Positive contribution to economic and social life ● Participation in other programs including environmental conservation activities
Media	● Press release ● Media gathering ● Press conference, as well as press briefing	● Accuracy of the object reporting ● Latest information ● Transparency of operational, financial, and non-financial conditions

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MATERIALITY ASSESSMENT

Telkom conducted a review of material topics for the 2023 financial year to assess their relevance and alignment with stakeholder expectations. This process was facilitated by independent consultants, with the 2021 GRI Standard serving as the primary reference. [GRI 3-1]

Materiality assessment steps according to GRI	Practice at Telkom
1. Understand the organization’s context

Conduct a review to gain a comprehensive understanding of the ESG context in Telkom Group related to the following components:

●
The value chain, business activities, and strategic initiatives of Telkom and its subsidiaries.
●
Relevant sustainability standards, including disclosure frameworks (GRI, SASB, UN SDGs, IFRS S1 and S2) and ESG assessment criteria (MSCI, Sustainalytics, S&P, CDP).
●
Stakeholder feedback, incorporating ESG assessment results from the Financial and Development Supervisory Agency (BPKP), rating agencies, and input from investors.
●
ESG trends and best practices within the telecommunications industry.

2. Identify actual and potential impacts

Stakeholders are actively engaged to assess Telkom Group’s operational impact, with significance determined based on severity and likelihood of occurrence. This is carried out through:

●
Workshops with Telkom Group work units responsible for managing ESG material topics in 2023, facilitated by independent consultants.
●
Interviews with external stakeholders, including regulators, investors, and rating agencies, were facilitated by Telkom’s Investor Relations Unit and Sustainability Sub-Department.

3. Assess the significance of the impacts
4. Prioritize the most significant impacts for reporting

Impacts are prioritized using internal criteria based on the results of the organizational context review and stakeholder engagement process, led by Telkom’s Sustainability Sub-Department. The prioritized findings are subsequently submitted to management for approval.

Compared to 2023, material topics for the 2024 reporting period have been adjusted to enhance focus on specific issues, with the addition of a new material topic related to employee health and safety. These updates reflect industry trends in telecommunications as well as feedback from both internal and external stakeholders. The identified material topics are categorized under the three main pillars of Telkom Group’s sustainability framework. [GRI 3-2]

Pillar	Material Topics	Relevant GRI standards	Alignment with the SDGs
Save Our Planet	Climate Change and Energy Management	● GRI 302 ● GRI 305	SDG 7, 13, 14, 15
	Resource Management	● GRI 306	SDG 6, 11, 12
Empower Our People	Diversity, Equity, and Inclusion (DEI)	● GRI 401 ● GRI 404 ● GRI 405 ● GRI 406	SDG 4, 5, 9
	Employee Health and Safety	● GRI 403	SDG 3
	Customer Experience	● GRI 416	SDG 9, 10, 17
	Digital Inclusion and Community Engagement	● GRI 413	SDG 1, 2, 3, 4, 5, 8, 10, 17
Elevate Our Business	Regulation Compliance	● GRI 206 ● GRI 417	SDG 16
	Ethical Business Practice	● GRI 205	SDG 16
	Cybersecurity and Data Privacy	● GRI 418	SDG 16

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Figure 4. Telkom's Sustainability Framework

While the perspectives of Telkom’s subsidiaries were considered in the materiality assessment, each subsidiary may have distinct material topics due to variations in business activities. These activities range from telecommunications network provision to infrastructure management, each with different environmental and social impacts. One of Telkom’s subsidiaries, PT Telekomunikasi Selular (Telkomsel), has conducted its own materiality assessment, identifying seven material topics categorized within its sustainability framework.

Figure 5. Telkomsel's Sustainability Framework

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RISK MANAGEMENT AND SUSTAINABILITY OPPORTUNITIES

Holistically, Telkom’s risk management framework is aligned with ISO 31000:2018 – Risk Management: Principles and Guidelines. This framework provides guidance for identifying and managing ESG risks, an initiative that Telkom has implemented since 2023. In 2024, Telkom will conduct a comprehensive review of ESG risks, incorporating the company’s risk profile and International Sustainability Standards Board (ISSB) guidance for identifying sustainability risks and opportunities, as introduced in November 2024. The ISSB framework is based on four key concepts for identifying sustainability risks and opportunities.

Concepts Underlying Sustainability Risks and Opportunities
Value chain coverage and interaction with society, economy, and environment	Resources and relationships along the value chain	Dependencies and impacts of resources and relationships	Sustainability-related risks and opportunities that can be expected to impact prospects

Source: ISSB, 2024

This review is led by Telkom’s Sustainability Sub-Department in coordination with relevant work units, particularly those involved in preparing IFRS S1 and S2-based reports. The review process generates a list of sustainability risks and opportunities with potential financial impacts, along with estimated impact timelines. This list will be continuously reviewed to ensure its relevance to business development, with active involvement from Telkom’s subsidiaries. [POJK. E-3]

Recognizing the significance of identified risks and opportunities, Telkom has undertaken various initiatives to manage those risks. These initiatives are reflected in Telkom’s material topic programs and strategies, detailed in the relevant sections of this report. Furthermore, Telkom has implemented strategic risk mitigation measures as part of its Enterprise Risk Management (ERM) framework, further discussed in Telkom’s 2024 Annual Report. Telkom’s ERM system has been developed and is accessible via ermonline.telkom.co.id.

Table 3. Telkom's Sustainability Risks and Opportunities

Climate Change and Energy Management*
[R] Asset damage and service disruption caused by increasing extreme weather, such as heavy rainfall and temperature rise due to climate change
Period	Short to long term
Mitigation/management actions

Telkom's approach to managing risks associated with extreme weather events is outlined in the Save Our Planet section, under Climate Adaptation. This includes conducting climate risk assessments on land and building assets to evaluate climate exposure in 2030 and 2050, followed by adaptation measures such as infrastructure enhancements to address risks related to flooding and rising temperatures.

[R] Increasingly stringent regulations on the management of Greenhouse Gas (GHG) emissions due to increasing stakeholder expectations can have an impact on increasing costs
Period	Medium to long term
Mitigation/management actions

Telkom's GHG emissions management strategies are detailed in the Save Our Planet section,  under Climate Mitigation. These include strengthening emissions inventory management practices and implementing independent verification of Telkom Group’s GHG emissions calculations.

[O] Use of renewable energy to reduce emissions and optimize operational costs
Period	Medium to long term
Mitigation/management actions

Telkom’s renewable energy strategies are presented in the Save Our Planet section, under Climate Mitigation. This includes expanding the use of renewable energy sources such as solar photovoltaic (Solar PV) systems for Base Transceiver Station (BTS) towers.

Resource Management
[R] Increasingly stringent waste management regulations (e.g., e-waste) due to increased stakeholder expectations may have an impact on stricter supervision and sanctions
Period	Short to long term
Mitigation/management actions

Telkom’s waste management initiatives are outlined in the Save Our Planet section, under Waste Management. These initiatives include the implementation of hazardous and non-hazardous waste monitoring and partnerships with government-approved third-party waste management providers.

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Diversity, Equity, and Inclusion
[R] Failure to meet the needs of talent diversity according to business needs due to a competitive labor market can have an impact on meeting company targets
Period	Medium to long term
Mitigation/management actions

Telkom’s talent diversity strategies are presented in the Empower Our People section, under Diversity, Equity, and Inclusion. These include recruiting individuals with disabilities, fostering an inclusive environment to retain female talent, and upholding human rights principles to ensure a supportive workplace for all employees.

Employee Health and Safety
[R] Inability to ensure the health, safety, security, and well-being of employees
Period	Short to long term
Mitigation/management actions

Telkom’s strategies for managing employee health, safety, and well-being are detailed in the Empower Our People section, under Employee Health and Safety. These include the implementation of the Occupational Health and Safety Management System (HSE) and various well-being initiatives aligned with Telkom’s Wellbeing Wheels framework.

Customer Experience
[R] Inability to meet customer needs and expectations related to products and services
Period	Medium to long term
Mitigation/management actions

Telkom’s approach to managing customer satisfaction risks is outlined in the Empower Our People section, under Customer Experience. This includes providing multiple customer feedback channels and ensuring inclusive services for individuals with disabilities.

[O] Innovative product and service development opportunities as customer needs evolve in the digital era
Period	Medium to long term
Mitigation/management actions

Telkom’s strategy for capitalizing on product development opportunities is detailed in the Empower Our People section, under Customer Experience. This includes leveraging AI technology responsibly to drive innovation in product development.

Digital Inclusion and Community Engagement
[O] Improved brand image and company reputation due to the performance of social responsibility programs
Period	Short to long term
Mitigation/management actions

Telkom’s efforts to optimize reputation-building opportunities through social responsibility initiatives are presented in the Empower Our People section, under Community Involvement. These initiatives include expanding network coverage across Indonesia and implementing various community engagement programs that leverage Telkom’s digital capabilities.

Regulation Compliance

[R] Changes in regulations and reporting requirements that are increasingly stringent due to increased stakeholder expectations related to sustainability may have an impact on increasing operational costs

Period	Short to long term
Mitigation/management actions

Telkom’s approach to managing regulatory compliance risks is outlined in the Elevate Our Business section, under Regulatory Compliance. This includes systematically identifying new regulatory provisions and conducting legal reviews of corporate actions and third-party partnerships.

[O] Increased credibility and reputation of the company driven by compliance performance
Period	Short to long term
Mitigation actions

Telkom’s strategy for leveraging compliance performance to strengthen its reputation is detailed in the Elevate Our Business section, under Regulatory Compliance. This involves enhancing the internal team’s capacity to effectively fulfill compliance responsibilities.

Ethical Business Practice
[R] Corruption and conflicts of interest, especially related to cooperation with third parties
Period	Short to long term
Mitigation/management actions

Telkom’s measures to mitigate corruption and conflict of interest risks are presented in the Elevate Our Business section, under Ethical Business Practices. These include the implementation of the SNI ISO 37001:2016 Anti-Bribery Management System (SMAP), regular awareness campaigns, and training programs aimed at fostering an anti-corruption culture.

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Cybersecurity and Data Privacy
[R] Cyber incidents that may disrupt business operations and/or have an impact on personal data leakage and a decrease in customer trust
Period	Short to long term
Mitigation/management actions

Telkom’s cybersecurity risk management strategies are outlined in the Elevate Our Business section, under Cybersecurity and Data Privacy. These include the implementation of policies on personal data protection and information governance to enhance employee awareness.

[O] Business opportunities to provide secure digital services amid cybersecurity threats can enhance Telkom's position as the top choice for customers
Period	Medium to long term
Mitigation/management actions

Telkom’s strategy to capitalize on secure digital service opportunities is detailed in the Elevate Our Business section, under Cybersecurity and Data Privacy. This includes investments in IT infrastructure to enhance customer service security.

*	Climate-related risks and opportunities have been comprehensively identified using the recommendations of the TCFD framework and IFRS S2, and are presented in the Save Our Planet section
**	[R] risk, [O] opportunity

*** Short-term is defined as the next 5 years, medium term = 5 to 15 years, and long term = 15+ years

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SUSTAINABILITY STRATEGY

In 2024, Telkom updated its sustainability strategy to align with evolving sustainability challenges and stakeholder expectations, as reflected in the revised material topics. Additionally, Telkom has conducted a review of its 2023 targets, considering national regulations, international standards, independent consultant validations, and internal capability assessments. This process has resulted in the establishment of a new set of targets for 2030, integrated into the company’s sustainability strategy. Telkom’s sustainability strategy is represented by the GoZero% brand, reflecting the company’s commitment to responsible business growth guided by ESG principles. [POJK. A.1] [POJK. E.5]

Shape of the letter "e":
The form of the letter **"e"** represents **openness to innovation** and new approaches in sustainability. **It signifies flexibility and a forward-thinking mindset.**

A clear target to achieve Net Zero impact
The term **"Zero%"** directly conveys a **commitment to reducing negative environmental impact** to zero or as close to zero as possible.

Circular symbol "Ø":
The use of the " **Ø** " symbol to replace the letter "o" is visually appealing and carries symbolic meaning. **The circle represents perfection, continuity, and inclusivity, aligning with the values of sustainability.**

(GoZerø%)
Sustainability Action by Telkom Indonesia

Percentage symbol "%":
Visually emphasizes **measurable goals** related to the ESG commitment. **These goals appear more tangible and trackable, which is essential for ESG reporting and transparency.**

Action-oriented language with the prefix "GO":
The **"GO"** prefix **symbolizes a dynamic, action-oriented** approach, indicating that **Telkom Indonesia is proactively moving** toward impactful change.

Font size variation:
The smaller font size of **"GO"** in **"GoZero%"** emphasizes the primary goal of zero impact, **symbolizing a journey that begins with small steps but aims for a significant outcome.** This visual highlights **"Zero%"** as the main objective and reinforces the importance of gradual progress toward sustainable transformation.

Context and clarity:
"Sustainability Action by Telkom Indonesia" explicitly communicates that **GoZero%** is an initiative focused on sustainability.

Blue color:
Blue is a versatile color that aligns with Telkom Indonesia's ESG journey, symbolizing **trust, sustainability, unity, and innovation.**

Figure 6. GoZero% Logo Philosophy

To ensure the effective implementation of its strategy and the achievement of sustainability targets across Telkom Group, Telkom has developed and disseminated the Telkom Group Sustainability Master Plan 2024–2030 to work units and subsidiaries. This initiative is part of Telkom’s broader efforts to enhance awareness and cultivate a sustainability-oriented corporate culture within the organization. [POJK. F.1]

Telkom Group's 2030 Sustainability Target

GoZero% Sustainability Action by Telkom Indonesia

Telkom Indonesia is committed to building a sustainable future through the application of ESG principles, with a focus on creating long-term value that fosters positive impact on society and the environment through innovative solutions and services.

Save Our Planet	Empower Our People	Elevate Our Business
Climate change and energy management ~~●~~ 20% reduction in Telkom Group's GHG emissions in scope 1 and 2 compared to 2023 base year	Diversity, equity, and inclusion ● 32% of female employees ● 27% of female employee representation at managerial level ● 1.5% of employees have disabilities ● 25% digital talent	Regulation compliance ● 100% compliance rate with applicable regulations without any major cases proven every year

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Telkom Group's 2030 Sustainability Target

GoZero% Sustainability Action by Telkom Indonesia

Telkom Indonesia is committed to building a sustainable future through the application of ESG principles, with a focus on creating long-term value that fosters positive impact on society and the environment through innovative solutions and services.

Save Our Planet	Empower Our People	Elevate Our Business
Resource management ● 70% of office waste is diverted from landfill ● A minimum of 70% of fiber optic cable waste is diverted from landfill	Employee health and safety ● Ensuring 0 deaths due to work accidents every year ● Employee engagement index at the 'highly engaged' level / score > 80

Ethical business practices

●
100% of employees sign an integrity pact
●
100% of Telkom and 13 directly owned subsidiaries are certified SNI ISO 37001:2016 Anti-Bribery Management System
●
100% of eligible complaints through the WBS (Whistleblowing System) are followed up every year
●
100% of complaints related to human rights violations are followed up every year

	Customer experience ● Achieved an NPS score in the Excellent category with a score above 62 points	Cybersecurity and data privacy ● Ensure 0 critical data leaks per year ● 100% Employee completion rate in Cybersecurity Awareness Training
Digital inclusivity and community engagement ● 10% of Small and Micro Enterprises (SMEs) supported by Telkom to upgrade every year

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SUPPORT FOR THE SUSTAINABLE DEVELOPMENT GOALS

Telkom has identified seven priority Sustainable Development Goals (SDGs) where Telkom Group can generate the most significant environmental and social impact. These priority SDGs align with Telkom’s material topics and commitments. Telkom actively collaborates with stakeholders to implement sustainability initiatives that contribute to achieving all 17 SDGs. In addition, through its Social and Environmental Responsibility (TJSL) program, Telkom consistently expands its contributions toward achieving the SDGs in Indonesia. Detailed information on the implementation of Telkom’s TJSL program can be found in the Save Our Planet section for environmental programs, Empower Our People for social initiatives, and Telkom’s 2024 Annual Report. [GRI 2-22]

SDG	Description	Telkom Group's Commitment	Initiative*
SDG 4	Ensure Inclusive and Equitable Equality Education and Promote Lifelong Learning Opportunities for All	Telkom Group as a driver of equity and improvement of the quality of digitalization in the education sector, and actively contributes to developing outstanding digital talent
●
Capacity building and scholarship programs to encourage long-term learning of employees (pp. 58-60)
●
Improving access and quality of education in an integrated manner through programs that provide access to learning applications, internet and computers to schools and digital training targeting students, teachers, groups of persons with disabilities and in the context of women's empowerment (pp. 71-73)

SDG 5	Achieve Gender Equality and Empower All Women and Girls	Telkom Group strives to promote gender equality in the workplace
●
Setting a target for the percentage of female employee representation at the managerial level in Telkom Group (p. 56)
●
Creating an inclusive work environment (provision of lactation room, and employee resource group (Srikandi Telkom) (p. 61)

SDG 8	Promote Sustained, Inclusive and Sustainable Economic Growth, Full and Productive Employment and Decent Work for All	Telkom Group creates an equitable digital ecosystem to support various economic activities in every segment and level of society
●
The SMEs development program is integrated through the provision of access to funding and coaching that aims to strengthen the digital capabilities and capacity of UMKs including Go Modern, Go Digital, Go Online and Go Global towards a resilient and independent SMEs (pp. 73-74)

SDG 9	Build Resilient Infrastructure, Promote Inclusive and Sustainable Industrialization and Foster Innovation	Telkom Group accelerates the development of reliable and equitable telecommunication infrastructure, as well as providing the best service for customers
●
Accelerating network equity in remote, outermost, and underdeveloped areas (p. 70)
●
Running a sociodigipreneurship program in collaboration with students from universities in Indonesia by facilitating the innovation of technology-based solutions to social and economic challenges in society (p. 72)

SDG 12	Ensure Sustainable Consumption and Production Patterns	Telkom Group continues to innovate to realize sustainable resource and waste management and in line with circular economy principles	● Setting targets to reduce the amount of waste discharged directly into landfill (p. 34) ● Using eco-friendly materials in product packaging development (p. 46)
SDG 13	Take Urgent Action to Combat Climate Change and Its Impacts	Telkom Group is committed to reducing carbon footprint from business operations and value chain in line with the Indonesian government's net zero emission target
●
Conducting external verification for the calculation of GHG emissions as the basis for setting decarbonization targets (p. 35)
●
Running the Gerakan Peduli Efisiensi Energi (GePEE) as an energy efficiency initiative (p. 37)

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SDG	Description	Telkom Group's Commitment	Initiative*
SDG 16	Promote Peaceful and Inclusive Societies for Sustainable Development, Provide Access to Justice for All and Build Effective, Accountable and Inclusive Institutions at All Levels	Telkom Group always implements good corporate governance and upholds the principles of transparency and accountability as the foundation of responsible business practices
●
Implementing an anti-bribery management system, as well as socialization and training to all Directors and employees (pp. 85-86)
●
Provide access and channels for all stakeholders to submit complaints through the Telkom Integrity Line (pp. 86-87)

*This initiative is non-exhaustive and is only intended to provide examples of initiatives carried out by Telkom Group.

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SAVE OUR PLANET

35	Climate Change and Energy Management
35	Management Approach
35	Climate Mitigation
39	Climate Adaptation
45	Resource Management
45	Management Approach
45	Waste Management
47	Other Environmental Management
47	Water Management
47	Biodiversity Conservation
51	Environmental Costs
52	Environmental Performance Indicators

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SAVE OUR PLANET

Telkom is committed to taking a role in realizing a greener ecosystem through sustainable business practices, by reducing the environmental impact that may result from the company's business operations. Telkom focuses on climate-related risk and waste management efforts. In addition to these two material topics, Telkom also reported on two other environmental topics, including water management and biodiversity conservation to meet national disclosure standards.  2.056.541,71

Material Topics	2030 Target	2024 Performance
Climate change and energy management	20% reduction in Telkom Group's GHG emissions in scope 1 and 2 compared to 2023 base year

2.6% increase in Telkom Group's scope 1 and 2 GHG emissions compared to the 2023 base year.

-
2.0% reduction in scope 1 emissions due to efficiency improvements in operational vehicles use.
-
2.8% increase in scope 2 emissions due to addition of 3,531 Telkomsel BTS.
-
8.1% reduction in scope 3 emissions due to efficiency improvement in company's capital expenditure.

Resource management	70% of office waste is diverted from landfill	Telkom has not formally documented waste management efforts, but office waste generation decreased by 6,387 tonnes this year.
	A minimum of 70% of fiber optic cable waste is diverted from landfill	80%* of fiber optic cable waste is diverted from final disposal.

*This figure is calculated by comparing the amount of cable waste that can and has been reused to the cable waste collected by TIF.

Save Our Planet
Climate change and energy management	Resource management	Other environmental management
● Climate mitigation ● Climate adaptation	● Waste management	●Water management ●Biodiversity

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CLIMATE CHANGE AND ENERGY MANAGEMENT

MANAGEMENT APPROACH

Telkom has established a formal policy governing sustainability practices, outlined in the Board of Directors Regulation. This policy defines the sustainability governance structure and management guidelines for material topics including climate change and energy management. Telkom also complies with national environmental and climate regulations, including Minister of Energy and Mineral Resources Regulation No. 14 of 2012 on Energy Management and Minister of SOEs Regulation No. PER-1/MBU/03/2023 on Special Assignments and Social and Environmental Responsibility Programs for SOEs. Furthermore, Telkom has set quantitative targets to reduce Scope 1 and 2 GHG emissions by 2030 and has redefined its base year to 2023. Telkom also has developed a master plan for infrastructure development (Future State Architecture) which comprises of policies on the use of renewable energy to support emission reduction goals.

To track progress, Telkom has developed a GHG inventory dashboard covering the entire Telkom Group and conducted its first GHG emission verification this year. In addressing climate-related risks, Telkom collaborated with an independent party to publish the 2023 Climate Risk Report, aligning with the TCFD/IFRS S2 guidelines. The report details governance of climate-related issues, strategy, risk management, and performance metrics for measuring Telkom’s climate-related performance.

CLIMATE MITIGATION

Climate change presents a significant global challenge that demands collective action across industries. Recognizing this, Telkom Group is committed to implementing mitigation efforts with a primary focus on energy management, aligning with its emission profile, which is largely driven by electricity consumption. In 2024, Telkom Group redefined its GHG inventory base year to 2023 to enhance data coverage and ensure comprehensive reporting across all subsidiaries. Consequently, Telkom Group has also adjusted its GHG reduction targets to reflect this broader scope.

Emissions Inventory Management

Since 2020, Telkom has consistently measured Scope 1 and 2 GHG emissions from its operational activities. In 2024, Telkom marks a key milestone by expanding its inventory to include Scope 3 emissions to provide a more comperhensive assessment of emissions across its value chain. GHG emissions calculations conducted for Scope 1, 2, and 3 adhere to the GHG Protocol Corporate Accounting & Reporting Standard, which cover Telkom, 13 directly owned subsidiaries, 29 indirectly owned subsidiaries, and 8 affiliated entities, all consolidated in Telkom’s financial statements. For this Sustainability Report, detailed emissions data is limited to Telkom and 13 direct subsidiaries, in line with the defined reporting scope.

Figure 7. Telkom Group's Scope 1, 2, and 3 GHG Emissions

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Figure 8. Telkom Group's Scope 3 GHG emissions FY2024 disaggregated by category

Table 4. Telkom Group's GHG Emissions Scope 3 FY2024 by Category

Category		tCO2e	Percentage
Upstream Categories

Category 1	Purchased goods and services	87,218	28.41%
Category 2	Capital goods	70,677	23.02%
Category 3	Fuel and energy-related activities (not covered by Scope 1 or Scope 2)	0.3	0.00%
Category 5	Waste generated in operation	0.7	0.00%
Category 6	Business travel	32,119	10.46%
Category 8	Assets leased upstream	7,986	2.60%
Downstream Categories
Category 11	Use of sold products	99,559	32.43%
Category 13	Downstream leased assets	148	0.05%
Category 15	Investments	9,308	3.03%
	Total	307,017	100.00%

Telkom Group identifies pollutants from its operations within its GHG inventory, including carbon dioxide (CO₂), methane (CH₄), non-fossil methane (CH₄), nitrous oxide (N₂O), and hydrofluorocarbons (weighted average) (HFCs). In 2024, there were no recorded cases of air pollution from Telkom Group's operations that had an environmental impact. Telkom Group’s total GHG emissions in 2024 amounted to 2,417,474 tonnes of CO₂e, covering direct Scope 1 emissions from fuel combustion, indirect Scope 2 emissions from electricity use, and Scope 3 emissions from value chain activities. A detailed explanation of the source of each emission is elaborated in Appendix 5.

The primary contributor of Telkom Group’s emission is coming from Scope 2 emissions, accounting for 84% (2,028,372 tonnes CO₂e) of total emissions, followed by Scope 3 at 13% (307,017 tonnes CO₂e) and Scope 1 at 3% (82,085 tonnes CO₂e). Compared to the 2023 base year, Scope 2 emissions increased by 55,460 tonnes CO₂e, primarily due to the expansion of Telkomsel BTS infrastructure by 3,531 units.

Conversely, Scope 3 emissions decreased by 8.1%, reaching 307,017 tonnes CO₂e, attributed to efficiency improvement in the company's capital expenditure. Telkom conducted prioritization of relevant Scope 3 categories to be disclosed based on emission significance, data availability, and industry benchmarking. This results in nine categories of Scope 3 emission sources across the value chain detailed in Table 4.  A full breakdown of Scope 1, 2, and 3 emissions is presented in the Environmental Performance Table.

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The calculation above is also documented in the 2024 GHG Inventory Report, followed by a verification process conducted by an independent party for the first time in 2024. This process aims to ensure the completeness of the calculation and enhance data credibility and transparency. GHG emission information for each subsidiary is presented in Appendix 1.

To improve emissions management, Telkom is formalizing procedures and governance for its GHG inventory in 2024. The procedures and governance aim to build the foundation of structured and systematic GHG emission inventory and reporting practices. The formalization of the GHG governance in 2024 is reflected in the clear division of roles and responsibilities between parties. Data Managers are assigned at Telkom and its subsidiaries to ensure data accuracy, completeness, and quality. The coordination role with the Data Manager is carried out by the Sustainability Management Unit.

Decarbonize Our Operation

Telkom has set a 2030 decarbonization target of a 20% reduction in Scope 1 and 2 emissions from the 2023 base year. In support of this target, Telkom aims to develop a strategy that includes key initiatives to reduce emissions from the company's operational activities. Some of these initiatives have been carried out, mainly related to energy efficiency efforts and the use of renewable energy. [POJK F.7] [POJK F.12]

Energy Efficiency

Telkom Group continues to enhance energy efficiency measures, particularly involving lighting and cooling systems in the building. In 2024, Telkom continued the energy efficiency awareness movement, also known as the Gerakan Peduli Efisiensi Energi (GePEE) initiative, introduced in 2023. This program integrates energy saving initiative (e.g., turning off unused lights and air conditioning) and the adoption of Internet of Things (e.g., smart offices). For lighting systems, Telkom maintains the use of LED lights, zoning-based lighting controls, and optimized operation schedules to balance energy savings with user comfort. Additionally, Telkom maintains several initiatives on cooling systems, including the implementation of elevator zoning in office buildings in Surabaya and Jakarta, utilization of 6mm reflective glass to reduce heat absorption, temperature regulation at 25°-27°C, and adoption of environmentally friendly refrigerants.

Telkom Group’s commitment to energy efficiency is reflected in its investment, with expenditures from 2022-2024 detailed in the Environmental Costs table. These investments cover the procurement and retrofitting of LED lights, energy-efficient refrigerants, batteries, and low-energy monitors.

Innovation of Green Data Center

NeutraDC, a Telkom subsidiary specializing in data center management, is developing green data centers in Cikarang and Batam with capacities of 121.5 MW and 51 MW, respectively. The development of the Hyperscale Data Center (HDC) in Batam is being carried out through a joint venture with renewable energy provider Medco Energy. These green data centers are designed to enhance energy efficiency through the implementation of high-density racks, specialized cooling systems, and optimized data distribution. If the necessary system requirements are met, this approach is expected to improve energy efficiency while simultaneously reducing operational costs.

Utilization of Renewable Energy

As part of its commitment to transitioning toward a net zero emission, Telkom Group has deployed renewable energy at BTS and public facilities. Key initiatives are outlined in the Highlight Box below.

Solar and Microhydro Power Plants

Telkom subsidiaries have used renewable energy sources in their energy mix. By 2024, Telkomsel had utilized 9,559 GJ of energy from solar panels and microhydro sources to support its operations. Telkomsel operates 274 BTS units powered by solar panels and one BTS unit utilizing microhydro energy. These BTS units are deployed not only in major urban areas but also in underdeveloped, outermost regions of Indonesia to ensure reliable connectivity. The BTS utilizing microhydro energy is located in Sijunjung Regency, West Sumatra, while the solar-powered BTS units are distributed across the following areas:

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Aceh Province

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Aceh Besar
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Aceh Singkil
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Sabang
●
Simeuleu

Bengkulu Province

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North Bengkulu
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Seluma

Jambi Province

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Batang Hari
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Merangin
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Sarolangun

Riau Islands Province

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Anambas
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Batam
●
Bintan
●
Kepulauan Anambas
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Lingga
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Natuna

Lampung Province

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West Lampung
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Tanggamus

Central Kalimantan Province

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Kapuas
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Murung Raya
●
Seruyan

East Kalimantan Province

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Berau
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Kelay
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Kutai Barat
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Kutai Timur
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Mahakam Hulu
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Paser

Papua Province

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Asmat
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Biak Numfor
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Boven Digoel
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Deiyai
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Dogiyai
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Intan Jaya Keerom
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Yapen Islands
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Mamberamo Raya
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Mamberamo Tengah
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Mappi
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Merauke
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Nabire
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Nduga
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Pegunungan Bintang
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Puncak
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Puncak Jaya
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Sarmi
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Supiori
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Tolikara
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Yahukimo

West Sumatra Province

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Mentawai Islands
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South Coast
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South Solok

South Sumatra Province

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Musi Rawas

North Sumatra Province

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Gunungsitoli
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Nias
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West Nias
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Nias Induk
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South Nias
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North Nias
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Central Tapanuli

North Kalimantan Province

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Binter
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Bulungan
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Malinau
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Nunukan
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Simanggaris

Maluku Province

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Buru
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South Buru
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Aru Islands
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Tanimbar Islands
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Tual City
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Southwest Maluku
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Central Maluku
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Southeast Maluku
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West Southeast Maluku
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West Seram
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East Seram

North Maluku Province

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West Halmahera
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South Halmahera
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Central Halmahera
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East Halmahera
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North Halmahera
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Sula Islands
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Ternate City
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Tidore Islands
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Morotai Island
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Taliabu Island

West Papua Province

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Kaimana
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Manokwari

Banten Province

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Pandeglang

East Java Province

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Sumenep

West Nusa Tenggara Province

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Bima
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West Lombok
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Central Lombok
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East Lombok
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Sumbawa
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West Sumbawa

East Nusa Tenggara Province

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Alor
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Belu
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Eastern Flores
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Kupang
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Mabar
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Manggarai
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West Manggarai
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Nagekeo
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Rote Ndao
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Sabu Raijua
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Sikka
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Central Sumba
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East Sumba

Gorontalo Province

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Bone Bolang
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North Gorontalo
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Pohuwato

West Kalimantan Province

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Batang Lupar
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Bengkayang
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Entikong
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Kapuas Hulu
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North Kayong
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Ketapang
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Ketungau Hulu
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Ketungau Tengah
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Kubu Raya
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Landak
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Melawi
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Puring Kencana
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Sambas
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Sanggau
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Seluas
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Sintang

South Kalimantan Province

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Kota Baru

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● Yalimo

In addition, PT Dayamitra Telekomunikasi (Mitratel) – a subsidiary responsible for Telkom BTS operations—is gradually electrifying BTS units in rural areas by replacing fossil-fueled gensets with solar panel technology. As of 2024, 1.6% of Mitratel’s total energy consumption, equivalent to 3,590 GJ, is derived from renewable sources, specifically solar energy. [POJK F.7]

Solar-powered Public Street Lighting Innovation

Telkom Group has also deployed solar-powered public street lighting as part of its renewable energy initiatives. In the Telkom Hub area, 77 units of solar-powered public street lighting (PJUTS) have been installed, with a solar charging duration of 5-6 hours and an operational capacity of up to 12 hours per day. The system's daily energy consumption is recorded at 55.44 kWh, contributing to an estimated annual energy savings of 20,235.6 kWh for the Telkom Landmark Tower (TLT). This translates to potential cost savings of approximately Rp29,234,371 per year, based on an electricity rate of Rp1,444.7/kWh.

Other initiatives

Telkom Group has expanded its use of electric vehicles (EVs) to support operational activities, complemented by providing EV charging station points. Currently, 17% of Telkom’s total operational vehicle fleet consists of EVs. This includes 4 EVs used for operational support and 8 EVs designated as official vehicles for Telkom’s board of directors. Furthermore, Telkom’s subsidiary, TLT as a subsidiary PT Graha Sarana Duta (Telkom Property), has incorporated 157 EVs into its fleet and installed 18 EV charging stations. By 2024, Telkom Property had also deployed 418 electric motorcycles for operational use. Other Telkom subsidiaries have installed additional EV charging stations, with Telkomsat operating 1 charging point and Telkom Property operating 14 charging points.

Sustainable Material Innovation: Glass Fiber Reinforced Polymer Tower

In 2024, Mitratel, a subsidiary of Telkom, launched a pilot initiative to reduce carbon emissions at telecommunications tower sites. This initiative involved replacing steel telecommunication tower poles with Glass Fiber Reinforced Polymer (GFRP) structures at a site in Balikpapan. The project was conducted in collaboration with multiple research institutions, including ORITEC, the University of Indonesia, the Bandung Institute of Technology (ITB), and the Telkom Test House (TTH). Research and testing on GFRP materials began in 2023, and the material was officially certified in March 2024 by Yayasan Lembaga Afiliasi Penelitian dan Industri – ITB.

Initial findings from the pilot initiative indicate an estimated reduction of 0.119 tonnes of CO₂ emissions per tower. If scaled to 265 towers, this initiative could potentially reduce carbon emissions by 856.96 tonnes of CO₂, based on the reduced embedded emissions from the material production process. In addition to lowering the carbon footprint, GFRP offers advantages such as reduced maintenance costs and enhanced safety during installation. This initiative aligns with Telkom Group’s ESG principles by prioritizing environmental impact reduction, occupational safety improvements, and a commitment to innovation and transparency in business sustainability.

CLIMATE ADAPTATION

Telkom Group acknowledges the increasing risk of climate change and its potential impact on all business lines, including service quality for customers. In response, Telkom initiated a climate risk assessment in 2023, incorporating the identification of climate risks and opportunities, as well as climate scenario analysis, to guide adaptation strategies. The methodologies, processes, results, limitations, and assumptions are detailed in the 2023 Climate Risk Report, in alignment with the IFRS S2 disclosure framework.

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Climate Risk Assessment

Identification of climate-related risks and opportunities

Telkom identifies climate-related risks and opportunities for two categories, namely physical and transition risks, assessed over short-term (next 5 years), medium-term (5–15 years), and long-term (beyond 15 years) horizons. The methodology for identifying these risks and opportunities is detailed in the 2023 Climate Risk Report.

Physical [R] risks:

1.	Acute:
●	[R] Increased intensity and frequency of extreme rainfall that may cause flooding.
●	[R] Increased intensity and frequency of cyclones that may disrupt company operations.
●	[R] Increased frequency of forest fires that may disrupt company operations.
●	[R] Increased heatwave frequency that may disrupt company operations.
2.	Chronic:
●	[R] Rising temperatures, leading to asset damage, infrastructure degradation, and decreased productivity of field workers.
●	[R] Increased rainfall that may cause floods.
●	[R] Rising sea levels that may lead to infrastructure damage.
●	[R] Increased drought that may disrupt company operations.

Transition risks [R] and opportunities [O]:

1.	Policy and legal: [R/O] An increase in carbon prices driven by increasingly stringent carbon tax regulations to encourage decarbonization.
2.	Technology: [O] Use of renewable energy to reduce emissions and optimize operational costs; [O] Technological developments to drive energy efficiency
3.	Market: [R/O] Increased energy and electricity costs from rising supply chain energy tariffs; [R/O] Increasing demand for ecological/climate-friendly products from consumers
4.	Reputation: [R/O] Reputational impact based on company’s success or inability to meet stakeholder expectations of climate action.

Climate scenario analysis

In 2023, Telkom conducted a climate scenario analysis focusing on extreme rainfall and temperature rise to assess exposure risks to land and building assets. The analysis employed Shared Socioeconomic Pathways (SSP) scenarios SSP1-2.6 and SSP5-8.5 from the Intergovernmental Panel on Climate Change (IPCC) for physical climate risks and utilized the Network for Greening the Financial System (NGFS) Current Policy and Net Zero scenarios for transition risks. A subsequent analysis in 2024 expanded asset mapping to identify locations in disaster-prone areas, referencing the 2023 Indonesian Disaster Risk Index issued by the National Disaster Management Agency (BNPB). This enhanced analysis supports Telkom prioritization of at-risk areas for adaptation measures. The results of this process are shown in the two images below.

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Figure 9. Percentage of land and building assets exposed to extreme rainfall and temperature rise in the SSP5-8.5 scenario in 2030

Figure 10. Percentage of land and building assets exposed to extreme rainfall and temperature rise in the SSP5-8.5 scenario in 2050

Figures 9 and 10 show the number and distribution of land and building assets in disaster-prone locations based on BNPB that are exposed to extreme rain/floods in 2030 and 2050. The mapping of these locations serves to assist Telkom in determining priority areas in the planning and implementation of the company's adaptation efforts. The highest number of exposed assets is consistently represented by assets on Java and Sumatra, followed by Sulawesi. Going forward, Telkom will use the results of this analysis as input to strengthen its business resilience.

Telkom also assesses transition risks, which include 1) carbon pricing, 2) renewable energy adoption, 3) increasing energy costs, and 4) reputational impact in meeting stakeholder’s expectations. This analysis uses the NGFS Net Zero and Current Policy scenarios and aims to identify the exposure from carbon pricing enforcement, solar panel investment costs, and energy costs.

The findings indicate potential exposure to carbon costs of approximately Rp2.7 trillion by 2050 under the NGFS Net Zero scenario. Additionally, solar panel investment costs are projected to decrease from Rp229 billion in 2030 to Rp140 billion in 2050 due to global low-carbon transition efforts. Energy costs, including electricity and fuel, are expected to grow at a compound annual rate of 4.4–4.5% until 2050 under the same scenario. The full assessment results and methodology are available in the 2023 Climate Risk Report.

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Climate adaptation measures

Telkom has established a strategy to enhance business resilience to climate risks, including setting key metrics and targets, with GHG emissions as a main metric which will be continuously monitored. Telkom’s target includes Scope 1 and 2 emissions reduction by 20% by 2030, compared to the 2023 base year, and achieving net-zero emissions by 2060. In responding to physical risks, Telkom has implemented various mitigation measures, such as upgrading building infrastructure to improve flood resilience by incorporating climate projections into infrastructure installation and new building construction. The company also conducts regular flood risk assessments, particularly for critical assets like Automatic Telephone Centers (STO) and outdoor equipment. In addition, the company ensures optimal cooling systems in buildings to prevent overheating and equipment damage due to high temperatures, while also maintaining field worker productivity through the Finance & Asset Operation Unit.

Telkom has established flood disaster response guidelines and a Business Continuity Management system in place since 2010, applicable across all organizational levels. It has also formed a Crisis Management Team responsible for ensuring effective emergency response and ongoing monitoring to prevent secondary incident impacts. Telkom is also certified with ISO 22301:2019 for its Business Continuity Management System (BCMS), ensuring operational continuity and mitigation of business disruption risks. To anticipate flood risks, Telkom has also provided flood mitigation equipment and facilities, such as water pumps, particularly in areas identified as flood-prone. These measures have helped minimize the impact of past flooding events in Telkom Group, during which production tools and network equipment were secured and no casualties occurred. In cases where floods cause power outages, the affected telecommunications network remains operational through the activation of backup generators.

In addition to implementing disaster management systems, Telkom also considers the results of climate risk assessments when making decisions related to planning, construction, and facility upgrades. Moving forward, Telkom aims to continue taking proactive steps in climate adaptation, including building partnerships with research institutions, government agencies, and other third parties. Telkom is also committed to complying with international climate disclosure standards. In 2024, Telkom submitted a response to the Carbon Disclosure Project (CDP) to enhance transparency in disclosing initiatives related to specific environmental topics, including climate change. Telkom received a score of B for CDP Climate and C for CDP Water.

Climate Risk Assessment by Telkomsel

In 2024, Telkomsel, a subsidiary of Telkom, has initiated its climate risk assessment process. In alignment with Telkom, Telkomsel identifies climate-related risks (R) and opportunities (O) that may impact its business operations. These risks are categorized into physical and transition risks. Physical climate risks include both acute and chronic risks. Acute risks encompass extreme heat (R) and extreme rainfall (R), while chronic risks involve long-term temperature rise (R). For transition risks, Telkomsel has identified climate-related risks and opportunities across four themes, as outlined in IFRS S2. Policy and legal risks arise from increasing carbon prices (R) and the tightening of climate-related regulations (R). Technological opportunities include advancements in green technology (O) and the adoption of renewable energy (O) present potential benefits. Market risks and opportunities cover rising fuel prices and fluctuations in electricity costs (R), as well as increasing demand for climate-friendly products and services (O). Reputational considerations highlight how climate change issues may influence the company's reputation (R/O), depending on its ability to meet stakeholder expectations. A more detailed analysis of the identified risks, opportunities, and the methodologies used will be provided in the Telkomsel climate risk report.

Table 5. Summary of Telkom's Climate Disclosure in accordance with IFRS S2

Information disclosed	Description
Governance
Description of the board of directors' oversight of climate-related risks and opportunities

In 2024, Telkom established a Sustainability Committee, chaired by the President Director and comprising directors responsible for risk, network & IT, and human capital. The committee is supported by a working group that includes heads of work units, the Sustainability & Corporate Communication Group Manager (acting as secretary), and representatives from relevant departments, including sustainability, network & IT, assets, human capital, social responsibility, risk, legal & compliance, investor relations, and financial accounting.

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Information disclosed	Description

The Sustainability Committee is responsible for overseeing, formulating, and providing guidance ESG performance plans, targets, and metrics, including climate-related initiatives. Additionally, the committee ensures the implementation of sustainability programs and compliance with regulatory requirements, including the publication of the Sustainability Report.

Description of management's role in assessing and managing climate-related risks and opportunities

The primary responsibility for sustainability and climate-related matters is assigned to the SVP of Group Sustainability & Corporate Communication. This role encompasses policy development, management, and governance of sustainability and climate-related initiatives. The SVP is supported by the Corporate Communication Sub-Department and the Sustainability Sub-Department.

The Sustainability Sub-Department is responsible for managing and directing sustainability initiatives across the organization. Led by the VP of Sustainability, this department oversees the formulation and execution of sustainability strategies and policies, including climate-related initiatives such as GHG emissions inventory management, ESG communications, and sustainability reporting.

The VP of Sustainability is supported by the AVPs of Sustainability Strategy & Programs, Sustainability Execution & Monitoring, and Sustainability Branding & Reporting. Key responsibilities include setting GHG emission reduction targets, consolidating data on emission sources, and reviewing GHG inventory reports before submission to stakeholders.

Strategy
A description of climate-related risks and opportunities that the organization has identified in the short, medium, or long term

Telkom has identified climate-related risks and opportunities that may impact the company over the short (within the next five years), medium (5–15 years), and long term (beyond 15 years). These risks are detailed in the Climate Risk Assessment section. The methodology for identifying climate-related risks and opportunities is elaborated in the 2023 Climate Risk Report.

A description of the impact of climate-related risks and opportunities that have been identified on the organization's business, strategy, and financial planning

The identified risks include increased intensity and frequency of extreme rainfall, which can lead to flooding, infrastructure damage, operational disruptions, and service quality deterioration, ultimately impacting customer satisfaction. Rising temperatures also pose additional risks, such as increased energy demand for cooling, overheating of equipment, and reduced employee productivity due to heat stress. These risks contribute to higher operating costs, increased insurance premiums, and additional capital expenditures for asset replacement and investments.

A description of the resilience of the organisation's strategy, taking into account different climate scenarios, including the 2°C scenario

Telkom has outlined the organization's efforts and strategies to adapt to physical climate risks in the Climate Risk Assessment section. Telkom’s resilience to transition risks is pursued through the implementation of various climate initiatives, including decarbonization through carbon offset, reforestation, and energy efficiency programs. The use of renewable energy, such as solar panels and solar fuel cells in green BTS and green data centers also supports emission reduction. Telkom also implements energy efficiency programs to reduce the risk of fluctuations in energy and electricity costs, such as Gerakan Peduli Efisiensi Energi (GePEE). To maintain its reputation, the company regularly communicates ESG initiatives and collaborates with ESG ratings to improve the quality of reporting and climate action.

Risk Management
A description of the associated processes and policies that organizations use to identify, assess, prioritize, and monitor climate-related risks and opportunities

Telkom employs a combination of top-down and bottom-up approaches to identify climate-related risks and opportunities through document reviews and cross-unit workshops. These risks are categorized as either physical or transition risks. A more detailed analysis is conducted using climate scenario modeling for priority risks, with coordination led by the Sustainability Sub-Department.

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Information disclosed	Description

Risk monitoring is an ongoing process aimed at tracking developments, evaluating mitigation effectiveness, and identifying emerging risks. Risk management strategies include acceptance, avoidance, mitigation, and risk transfer, which are integrated into the company’s overall management framework. Additionally, Telkom has developed a Business Continuity Plan (BCP) to manage risks associated with natural disasters such as floods, droughts, and extreme weather. This plan incorporates Business Impact Analysis and disaster recovery measures.

Metrics and Targets
Performance and climate targets defined by the organization

Telkom has established climate-related metrics and targets, with GHG emissions serving as a primary performance indicator. The company aims to achieve a 20% reduction in Scope 1 and Scope 2 GHG emissions by 2030 compared to the 2023 base year, with a long-term goal of achieving net-zero emissions for Scope 1 and Scope 2 by 2060.

In 2024, the company recorded a 2.6% increase in Scope 1 and Scope 2 GHG emissions compared to the 2023 base year. The disaggregated performance of Telkom Group's GHG emissions by scope is as follows:

●Scope 1 emissions: 2% reduction due to operational vehicle efficiency initiatives.
●Scope 2 emissions: 2.8% increase due to the addition of 3,531 Telkomsel BTS sites.
●Scope 3 emissions: 8.1% reduction due to capital expenditure efficiencies activities.

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RESOURCE MANAGEMENT

MANAGEMENT APPROACH

Resource management at Telkom is governed by the Regulation of the Board of Directors on sustainability governance. This formal policy serves as a guideline for the governance of both resource management and climate change and energy management. Telkom has set a 2030 target to minimize environmental impact by diverting office and fiber optic cable waste from disposal. Telkom has conducted annual performance monitoring and evaluation through recording and responsible waste management. [GRI 3-3]

WASTE MANAGEMENT

Telkom’s core operations rely on material resources, such as communication support equipment, to ensure the seamless delivery of services to customers. In the process, these activities produce waste that requires responsible management following sustainability principles. Telkom has implemented office waste sorting through trash bin facilities spread throughout Telkom office buildings. In the future, Telkom will continue to strive to enrich its responsible waste management and documentation initiatives. [POJK F.14]

E-waste Management

One of the wastes generated by Telkom Group's operational activities is fiber optic cable waste. Telkom targets a minimum of 70% of fiber optic cable waste to be diverted from final disposal by 2030. Until 2024, it is recorded that the amount of fiber optic cable waste diverted from final disposal by TIF is 176,046 kg or 80% of the total cable waste. This figure is calculated by comparing the amount of cable waste that can and has been reused to the cable waste collected by TIF.

The procedure for sorting and recycling fiber optic cable waste carried out by TIF involves cooperation with third parties. The Partners involved include Alfa-spark, Haidong, KSP, Pandawa, Semitech, Tio Putra Sulung, Yifeng, TMS, Mukti Mandiri Lestari, Griyo Asri 45, Airmas Tanjung, Devina Mandiri Sejahtera, Margo Mulyo Logam, and Triado Jayano Abadi. In addition, Telkom Group also separates e-waste from non-electronic waste. This e-waste generally comes from outdated and unused devices.

Telkom has also implemented product end-of-life management for IT hardware such as computers, servers, and routers, which are included in Customer Premises Equipment (CPE) through its subsidiaries, namely PINS and Telkomsel. The collected CPE devices are then separated by category based on the treatment required. The categories are ready-to-use refurbished devices, devices as a backup for employee work tools, devices sold to third parties, and devices to be written off. In addition, Telkom's subsidiary, Telkomsel, has also carried out modem waste management. By 2024, a total of 149,433 units of modem devices (including ONT or Optical Network Terminals and STB or Set Top Box) will be repaired or reused.

Telkom partners with certified hazardous and electronic waste processors, one of which is PT Triguna Abadi, to support the implementation of the Eduvice program (see Highlight Box). Telkom conducts partner selection to ensure that waste management procedures by partners run in accordance with Local Regulations. In the future, Telkom is committed to ensuring the implementation of responsible waste management practices.

Reduction Of Paper Use Through Digitalization

Telkom promotes digitalization by implementing a policy on the use and distribution of information through online system, such as online official memo, virtual meetings, joint files, online surveys, and IT-based HR services. This aims to maximize the digitalization efforts and IT adoption to reduce the use of paper. A paperless system is also enforced in sending bills to customers. This practice also be found in Telkom Subsidiaries. PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra), a subsidiary of Telkom, for example, in 2024 has managed to reduce its paper use by 35% compared to 2023.

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Use Of Environmentally Friendly Materials

Although Telkom does not produce physical products, its subsidiaries, Telkomsel, have used environmentally friendly materials for product manufacturing and packaging. In 2024, Telkomsel has replaced the packaging of 32,034,250 SIM cards from PET (Polyethylene terephthalate) to paper for regular products including Telkomsel Lite and byU. [POJK F.5]

Telkomsel also recycles SIM card waste along with their casing into paving blocks and phone holders. The wastes are collected from Telkomsel's partners throughout Indonesia and then managed by a third party called PlusTik who has been active in the waste management field. As of 2024, Telkomsel has produced 75,000 paving blocks and 20,000 phone holders. In the future, the recycled paving blocks will be used for new building construction materials at Telkomsel Smart Office (TSO), while phone holders will be redistributed to outlets for various purposes.

Supporting Waste Reduction Actions

eduvice: A Joint Movement to Reduce E-Waste

In 2024, Telkom continued the Electronic Device Donation for Education (eduvice) program, initially launched in 2022. The program encourages Telkom employees to donate electronic devices such as smartphones, laptops, and tablets. Employees can contribute their donations through two designated channels: donation boxes placed in Telkom office buildings across Indonesia and the eduvice website. The collected electronic devices are then sorted and refurbished before being distributed as educational support tools.

The program follows the reduce, reuse, recycle approach in managing electronic waste. The reduce stage includes raising awareness among employees about environmental issues and the importance of minimizing electronic waste. The Recycle stage includes sorting and repairing damaged devices to restore their functionality. The Reuse stage includes distributing refurbished devices to underprivileged communities, with priority given to educational institutions. Electronic devices that cannot be repaired or reused are processed through certified electronic waste disposal facilities. One of Telkom’s waste management partners, PT Triguna Abadi, is a certified hazardous waste (B3) management provider specializing in environmentally friendly e-waste disposal.

Since its launch in 2022, the eduvice program has successfully processed 516 devices, with 313 units distributed to 89 institutions, including orphanages, schools, and other educational organizations across Indonesia. Some of the beneficiary schools include:

● SMKN 5 Bandung ● SDN Citere ● SMA Pasundan 2 Cianjur ● SMK Mandiri Bersemi Cianjur ● SMPN 51 Bandung ● SMPN 1 Cileunyi Bandung ● MIN 2 Bandung	● MTs Al-Hasan Bandung ● SMPN 9 Cirebon ● SDN 054 Tikukur Bandung ● SDN 265 Griya Bumi Antapani Bandung ● SDN 087 Bina Harapan Bandung	● SD Ibnu Rusyd Bandung ● SMKN 7 Bandung ● SMAN 3 Cirebon ● SMA PGRI 1 Bandung ● MA Assawiyah Bandung ● SDN Sukalilah Sumedang

Moving forward, Telkom plans to expand the scope of the program, including increasing employee participation across its subsidiaries.

Provision of Reverse Vending Machine

As part of its commitment to fostering an environmentally responsible work culture, Telkom promotes waste management awareness and sustainable habits among employees. In the Telkom Hub workplace, 2 reverse vending machine (RVM) units have been installed, allowing employees to exchange plastic bottles for redeemable points. In 2024, Telkom has processed 48.1 kg or 2,572 plastic bottles of waste. The collected plastic waste is processed into various recycled products, including tote bags, pouches, laptop bags, and other reusable items. To facilitate the provision and management of RVMs, Telkom collaborates with a third-party recycling partner, named PlasticPay.

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OTHER ENVIRONMENTAL MANAGEMENT

WATER MANAGEMENT

Telkom Group sources its water supply from the Regional Drinking Water Company (PDAM). Recognizing the potential environmental impacts associated with water use, Telkom Group is committed to implementing responsible water management practices across its operational buildings. To support this initiative, Telkom Group operates Sewage Treatment Plant (STP) facilities that process liquid waste through filtration stages. This ensures that wastewater discharged into urban sewer systems or recycled for reuse meets safety standards and does not contain grey or black water. [POJK F.14]

The liquid waste output standards from Telkom Group’s STP facilities comply with Ministry of Environment and Forestry Regulation No. 68 of 2016. As of 2024, these facilities are operational in several Telkom Group buildings, including Graha Merah Putih (GMP) Pekanbaru Telkomsel Telecommunication Centre (TTC) Pekanbaru II, East North Sumatra Regional Area, Telkom Sigma District, West Jakarta Regional Area, West Jakarta OPMC and North Jakarta, Graha Telkom Property, Multimedia Tower, Telkom Landmark Tower (TLT) Jakarta, GMP Bubat, TTC Solo Baru, GMP Pahlawan, and TLT Manyar. Although Telkom has not yet established a quantitative target for liquid waste reduction or recorded the composition of substances in treated wastewater, Telkom will conduct data collection and monitoring to enhance water management practices in the future.

Water Conservation Initiatives Inside and Outside the Telkom Group Environment

Wastewater Recycling for Landscaping Irrigation

In addition to STP facilities, Telkom Group has implemented wastewater recycling initiatives by repurposing condensed wastewater from Air Handling Units (AHU) for cooling systems and irrigation of building landscapes. This conservation effort utilizes water from STP facilities and is managed by the Telkom Shared Service Center (TSSC) at the Telkom Hub operational area. Moving forward, TSSC aims to expand wastewater recycling for additional purposes.

Enhancing Community Access to Clean Water and Sanitation

As an effort to support the achievement of SDG 6, Telkom actively contributes to providing access to clean water and proper sanitation for the community, especially in areas that still face limited water infrastructure. Telkom participates in building and repairing clean water facilities, such as borewells, water treatment plants, and water distribution systems in various regions. In addition, Telkom also takes a role through the construction of proper bathing, washing, and toilet facilities as well as education and training related to a clean and healthy lifestyle in the community.

In 2024, these programs were implemented in 19 provinces, covering 70 locations and benefiting over 35,000 individuals. Key target areas include Mantingan Tengah Village, Jakenan District, Pati Regency, Central Java; Ciladaeun Village, Muhara Village, Lebak Regency, Banten; and Billa Village, East Nusa Tenggara. Other targeted provinces include East Java, Banten, Central Java, DKI Jakarta, South Sulawesi, and West Nusa Tenggara. These initiatives are conducted in collaboration with local governments, communities, and strategic partners to ensure long-term effectiveness and sustainability. One such partnership is with the Amil Zakat Harapan Duafa Institute (LAZ Harfa) in Cikeusal Village, Serang, Banten. Impact assessments indicate that the Social Return on Investment (SROI) for this program in 2024 is 1:3.51.

BIODIVERSITY CONSERVATION

Telkom Group recognizes the environmental impact of its business operations, including GHG emissions and waste, as outlined in the previous section. As part of its commitment to environmental responsibility, Telkom actively participates in biodiversity conservation, despite not having operational areas directly in the conservation zones. Our responsibility is further reflected in the absence of public complaints related to environmental issues arising from Telkom’s operations in 2024. [POJK F.9] [POJK F.16]

Through collaboration with institutions and local communities, Telkom contributes to ecosystem preservation. The Telkom Social Responsibility Center (SRC), in coordination with subsidiaries and third-party partners, is responsible for implementing environmental programs that support carbon sequestration and environmental sustainability. In 2024, these initiatives included reforestation, conservation of terrestrial and marine ecosystems (mangrove planting and coral reef rehabilitation), and community engagement programs aimed at reducing carbon emissions and raising awareness at the community level. [POJK F.10] [POJK F.16]

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In 2024, Telkom facilitated the planting of 102,450 trees across a total area of 4.6 hectares, in partnership with local communities through Telkom’s Hutan Binaan Digital program. The reforestation efforts were implemented in various villages, including Sukanagara and Simpang in Cianjur Regency; Balekembang, Mangunjaya, Sukajadi in Sukabumi Regency; Kulur in Majalengka Regency; Bukit Siregol in Purbalingga Regency; Selo in Boyolali Regency; Madenan and Les Buleleng in Bali; and Pasempe Village in Bone Regency.

The species planted include mango (Mangifera indica), avocado (Persea americana), palm (Arenga pinnata), resin (Agathis dammara), durian (Durio zibethinus Murr), cacao (Theobroma cacao), mahogany (Swietenia mahagoni), petai (Parkia speciosa), guava (Psidium guajava), and sonokeling (Dalbergia latifolia). To enhance transparency and monitoring, Telkom developed a WebGIS (Web Geographic Information System) visualization platform, providing real-time tracking of conservation areas and tree locations. This platform is accessible through the Telkom Green Digital website.

Figure 11. WebGIS Dashboard showing the area of planting by SRC Telkom

In addition to terrestrial ecosystem conservation, Telkom is actively engaged in marine ecosystem restoration initiatives. In 2024, Telkom planted 62,250 mangrove trees (Rhizophora mucronata) and transplanted 896 coral reef substrates (Acropora sp and Porites sp) across multiple coastal areas in Indonesia. These activities were conducted in locations including Lebak and Tunda Island (Serang Regency), Mayangan Village (North Coast of Subang), Pantai Bahagia Village (Bekasi), Tambak Bulusan Karang Tengah Village (Demak Regency), Panggungrejo Village (Pasuruan Regency), Bungah (Gresik Regency), Karimunjawa National Park, Morella Village (Central Maluku Regency), and Lanjukang Island (Makassar City).

To ensure the sustainability of these efforts, Telkom collaborates with academic institutions, community groups, and environmental foundations for post-planting maintenance and monitoring. In Tambak Bulusan Demak Village, Telkom partners with the SDGs Center of Diponegoro University on Aksi Restorasi Bumi initiatives. In North Sumatra, Telkom works with local organizations such as Baitulmaal Muamalat (BMM) and the Tanjung Rejo Mangrove Group to oversee mangrove conservation efforts. Monitoring for the coral reef transplantation program in Lanjukang is carried out in collaboration with the Gusung Tallasa Community (Gustalkom) and Hasanuddin University.

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Mr. Irawan Marhadi

(Beneficiary representative, President Director of the Wanadri Foundation)

"We appreciate PT Telkom Indonesia’s participation in the Green Belt Mangrove Wali Planting program in Mayangan Village, Subang Regency. This initiative plays a crucial role in preserving mangrove ecosystems and promoting environmentally sustainable aquaculture practices. Through this collaboration, we are making a tangible contribution to the restoration of degraded coastal forests, fostering healthier and more sustainable ecosystems."

Ariady Arsal

(Beneficiary representative, Chairman of the Gustalkom Community)

"The Coral Reef Restoration Program in the Lanjukang Island area is a significant initiative in protecting our marine ecosystem. This program involves multiple stakeholders, including the local community of Lanjukang Island, the Gustalkom Community, academic representatives, and other partners, working together to preserve the marine biodiversity of Makassar City."

In collaboration with Diponegoro University and Telkom University, Telkom has begun measuring carbon stock levels resulting from its Corporate Social Responsibility program, especially in the environment sector. In 2024, measurements were conducted across 10 locations, recording an average above-ground biomass carbon stock of 1.38 tonnes C/hectare in mangrove planting areas and 0.11 tonnes C/hectare in reforestation and revegetation areas. With a total conservation area of 105.8 hectares, the estimated total carbon stock in the soil is 69.18 tonnes. Moving forward, Telkom will expand its mangrove planting and revegetation initiatives as part of its commitment to biodiversity conservation and climate resilience.

Collective Action for Environmental Conservation

Aksi Restorasi Bumi

To support climate action as part of the Sustainable Development Goals (SDGs), Telkom launched the Aksi Restorasi Bumi in November 2024 in Tambak Bulusan Village, Demak Regency, Central Java. This program, integrated into the Digiland 2024 running event, enables participants to convert every 5 km run into one mangrove seedling. As a result, 18,000 mangrove seedlings have been collected and planted to aid in the rehabilitation of coastal areas affected by erosion. To ensure the long-term survival of the planted mangroves, Telkom is collaborating with the SDGs Center of Diponegoro University for ongoing maintenance and monitoring.

Bumi Berseru Festival

Community participation is a key factor in the success of Telkom’s environmental initiatives. In 2024, Telkom launched the Bumi Berseru Festival, serving as a platform for collaboration among community organizations and environmental advocacy groups. The event was attended by 2,318 participants from 527 communities across 227 cities and districts, resulting in the development of 236 eco product innovations across three categories, recycled and upcycled products (e.g., miniature motorcycles made from cans), eco-friendly materials (e.g., clothing dyes derived from mangrove waste), and circular economy products (e.g., organic trays from dry leaf waste and woven pandan waste bags).

Telkomsel Aksi Jaga Bumi

As part of its sustainability commitment, Telkomsel, one of Telkom’s subsidiaries, has introduced several environmental initiatives under the Telkomsel Jaga Bumi campaign, in partnership with Plustik and Jejakin. One of these initiatives, implemented via the MyTelkomsel app, allows users to calculate their carbon footprint and redeem Telkomsel Poin for tree planting. In October–November 2024, this initiative facilitated the planting of 10,600 mangrove trees in conservation areas across Angke Kapuk Nature Park and Pantai Indah Kapuk Mangrove Ecotourism, Jakarta, Kendal Regency, Demak Regency, Semarang City, and Cilacap Regency, Tanjung, Karawang, and Tanjung Kait, Tangerang City.

Other Telkomsel Jaga Bumi programs include Public Clean-Up in Maros, South Sulawesi, which covers the Puteh River to Ramang Ramang village pier, and also disaster response training through the PANJI Volunteer Disaster Response drill in the Telkomsel Emergency Response and Recovery Activity (TERRA) program, designed to raise public awareness and preparedness for potential disasters. In addition to the public clean-up, education on waste sorting and recycling was also carried out as part of this series of activities, involving environmental student communities, river communities, local residents, and Telkomsel employees through the Employee Volunteering Program (EVP).

To strengthen disaster resilience, Telkomsel initiated the TERRA Emergency Response and Recovery Activity (TERRA) program, which includes PANJI Volunteer Disaster Response Training. This program empowers students and youth groups from environmental and disaster preparedness communities with training in risk mapping and resource allocation, early warning systems and safe evacuation networks, and emergency management integration. Participants are encouraged to enhance their disaster awareness and contribute to conservation efforts, particularly in the Maros-Pangkep Karst Area.

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Mangrove Planting in the Cable Landing Area by Telin

As of 2024, Telin, through its #TelinforCOMMUNITY initiative, has planted 15,000 mangroves and empowered 19 local farmers around Telin's cable landing site in Tanjung Pakis, Karawang. As one of the areas most severely affected by coastal erosion in West Java, Telin is committed to ensuring the healthy growth of the planted mangroves. The latest monitoring results show a survival rate of 97%, well above the global average.

Community Assistance in Integrated Waste Management by NeutraDC

NeutraDC has supported the community in Jambidan Village, Yogyakarta, in developing waste management facilities, providing waste processing machines, and distributing separated waste bins to 10,450 residents. This initiative began in March 2024. NeutraDC partnered with the Omah Nyantrik Community to assist residents in managing waste within the village. The facility is capable of processing organic waste into pulp for maggot bioponds, which can then be utilized in the local livestock industry.

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ENVIRONMENTAL COSTS

Telkom and its subsidiaries allocate resources annually to support environmental initiatives. These funds are used for energy efficiency improvements and supporting ecosystem conservation and climate action initiatives. Details of Telkom Group’s environmental cost over the past three years are presented in Table 5. [POJK F.4]

Table 6. Telkom Group's environmental costs for 2022-2024 (in Rupiah)

Details	2024	2023	2022
Costs for energy efficiency*	57,443,772,856	26,083,011,122	23,495,000,000
Costs to support environmental initiative programs**	11,199,138,467	5,571,836,437	8,076,562,399
*

Environmental costs related to energy efficiency are based on expenses incurred for the procurement and maintenance of environmentally friendly equipment such as LED lighting, refrigerants, energy-efficient batteries, and eco-friendly monitors. The figures in the table are represented by Mitratel, NeutraDC, and TelkomSigma.

**

Environmental costs for other environmental initiative programs are calculated based on costs incurred for the conservation and revegetation of Hutan Binaan Digital, mangrove planting, coral reef transplantation, and IoT-enabled climate actions. The numbers in the table are represented by Telkom and Mitratel.

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ENVIRONMENTAL PERFORMANCE

Table 7. Resource Management Performance

Metric	Telkom Group
	2024	2023	2022
Waste management*
Total waste generated (tonnes)	285,480	291,867	293,397
Non-hazardous waste (tonnes)	277,591	285,570	285,225
Hazardous waste (tonnes)	7,890	6,297	8,172
Water management**
Water consumption (m3)	8,270,437	9,202,221	6,974,490
*

Non-hazardous waste data includes TLT organic and inorganic waste, as well as non-electronic solid waste Telkom Akses, TDE, Telkomsat, and Telkom Property. Hazardous waste data includes Telkomsel, Telkomsat, and Telkom Property's electronic waste data, as well as medical waste data from Telkom entities in the health sector, namely Telkomedika and Yakes (Yayasan Kesehatan) Telkom. These two entities are also included in the calculation considering the specific circumstances on the nature of their business. TLT waste data in 2022 is converted from m3 with a conversion constant based on the DKI Jakarta standard waste conversion units. Adjustments have been made to the disclosed information in response to changes in the reporting scope. This year, the reporting coverage includes Telkom and its subsidiaries, aligning with the availability of verifiable data. Moving forward, improvements will be implemented in the data collection process to enhance the representativeness of information across all Telkom Group entities.

**

Adjustments have been made to the disclosed information due to changes in the reporting scope from previous years. The 2024 reporting scope now includes Telkom and its subsidiaries, ensuring that disclosed data aligns with the availability of accountable information. Telkom Group's data is represented by Telkom Property, Mitratel, TDE, PINS, TelkomSigma, Metranet, Telkomsat, and Telkom Infra office buildings across Indonesia.

Fluctuations in recorded waste and water data are attributed to multiple factors. Telkom Group has introduced waste management initiatives, including the sorting domestic and electronic waste, the provision of categorized waste bins, and the reuse of fiber optic cables. Additionally, in 2024, a reduction in the number of employees occurred due to the early retirement program, contributing to lower waste generation.

The increase in water usage from 2022 can be attributed to the transition to post-pandemic conditions, coinciding with broader economic recovery efforts. Conversely, the reduction in water consumption in 2024 reflects the impact of environmental initiatives and workforce reductions, which have contributed to overall efficiency in resource usage.

[POJK F.8] [POJK F.13] [GRI 306-3]

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Table 8. GHG Emissions Performance (in tonnes of CO2 equivalent/ tCO2e)*

Metric	Telkom Group			PT Telkom Indonesia Tbk			PT Telekomunikasi Selular (Telkomsel)			PT Dayamitra Telekomunikasi Tbk (Mitratel)			PT Telekomunikasi Indonesia International (Telin)			PT Telkom Data Ecosystem (TDE)			Other Subsidiaries
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Total GHG emissions (tCO2e)	2,417,474	2,390,618	2,297,331	412,716	410,215	394,461	1,665,409	1,596,979	1,537,940	53,706	62,743	61,109	65,356	111,117	112,284	105,844	89,398	22,695	114,443	120,166	168,842
Scope 1 and 2	2,262,006	2,056,642	2,013,307	349,735	351,856	349,273	1,530,403	1,454,709	1,407,652	37,896	38,588	42,733	12,120	60,054	64,008	105,233	76,081	22,695	75,071	75,355	126,946
Scope 1	82,085	83,730	93,727	25,087	25,429	25,561	19,337	19,866	19,314	3,446	3,848	4,284	833	3,273	2,598	3,311	360	90	30,072	30,954	41,880
Fugitive emission – refrigerant	27,522	26,981	26,041	12,925	12,793	12,749	6,833	7,301	6,559	49	48	48	152	2,532	2,382	3,129	280	74	4,434	4,026	4,230
Fuel combustion – stationary	27,381	28,045	28,628	8,035	8,510	8,512	8,179	8,240	8,239	1,262	1,535	2,041	401	504	92	143	54	15	9,361	9,201	9,728
Fuel combustion – mobile	27,182	28,705	39,057	4,126	4,126	4,300	4,325	4,325	4,517	2,135	2,265	2,194	280	237	123	39	26	0	16,277	17,727	27,923
Scope 2	2,028,372	1,972,912	1,919,580	324,648	326,426	323,713	1,511,066	1,434,842	1,388,338	34,450	34,740	38,449	11,287	56,781	61,410	101,922	75,721	22,605	44,999	44,401	85,066
Scope 3	307,017	333,976	284,024	62,981	58,360	45,188	135,006	142,271	130,288	15,810	24,155	18,377	53,236	51,063	48,276	612	13,317	0	39,372	44,811	41,896
Category 1	87,218	72,727	84,823	31,983	5,117	6,623	4,177	10,491	22,126	440	400	359	45,804	44,454	43,696	0	0	0	4,815	12,265	12,018
Category 2	70,677	102,673	49,300	16,665	37,983	10,589	22,366	20,624	13,831	15,252	22,785	17,923	4,576	6,110	4,580	184	13,173	0	11,635	1,999	2,376
Category 3	0	0	3	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3
Category 5	1	81	71	0	0	0	1	73	63	0	0	0	0	0	0	0	0	0	0	8	8
Category 6	32,119	30,240	36,346	14,233	15,102	27,813	8,873.21	3,927	657	106	963	94	2,857	499	0	428	144	0	5,623	9,604	7,783
Category 8	7,986	7,750	6,379	0	0	0	0	0	0	12	8	0	0	0	0	0	0	0	7,974	7,742	6,379
Category 11	99,559	99,421	86,473	0	0	0	99,559.37	99,421	86,473	0	0	0	0	0	0	0	0	0	0	0	0
Category 13	148	107	32	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	148	107	32
Category 15	9,308	20,978	20,597	101	157	163	30.34	7,735	7,138	0	0	0	0	0	0	0	0	0	9,177	13,086	13,296
Emission intensity (tonnes CO2e/Rp billion revenue)	14.07	13.78	1.67	7.61	6.86	6.23	13.50	14.21	12.29	4.11	4.49	5.53	1.00	5.27	5.61	89.47	140.25	46.89	2.20	2.16	2.40
Energy management
Total energy use (GJ)	9,153,835	9,055,129	8,979,190	1,430,271	1,444,698	1,434,309	6,374,794	6,067,060	5,882,005	175,481	183,467	203,583	85,460	488,100	510,553	546,293	314,425	93,744	541,535	557,107	854,996
Electricity consumption (GJ)	8,399,996	8,270,986	8,073,290	1,263,090	1,271,084	1,262,648	6,203,011	5,894,447	5,711,360	128,226	130,680	146,788	76,226	478,090	507,665	543,813	313,328	93,537	185,629	183,084	351,292
Purchased electricity consumption from total energy consumption (%)	91.8%	91.3%	89.9%	88.3%	88.0%	88.0%	97.3%	97.2%	97.1%	96.8%	96.7%	96.1%	89.2%	98.0%	99.4%	99.6%	99.7%	99.8%	56.9%	56.0%	57.7%
Fuel consumption (GJ)	753,838	784,143	905,900	167,181	173,614	171,662	171,783	172,613	170,645	47,255	52,786	56,794	9,234	10,010	2,888	2,480	1,097	206	355,905	374,023	503,704
Reduced energy use (GJ)**	98,705	75,939	679,835	-14,427	10,389	2,576	307,462	185,056	564,985	-7,986	-20,116	-14,967	-402,640	-22,453	12,632	231,868	220,681	93,744	-15,573	-297,889	20,866
Reduced energy use (%)**	1.09%	0.8%	8.2%	-1.0%	0.7%	0.2%	3.2%	3.1%	10.6%	-4,4%	-9.9%	-6.8%	-82.5%	-4.4%	2.5%	73.7%	235.4%	NA	15.9%	10.3%	6.2%
Energy intensity (GJ/Rp billion revenue)	61.04	60.68	60.96	31.10	28.16	25.60	56.25	59.26	51.34	19,04	21.35	26.34	7.05	42.82	44.71	464.45	579.64	193.68	15.09	15.01	17.47
Total electricity usage (kWh)	2,333,332,275	2,297,420,455	2,242,580,551	350,858,393	353,078,972	350,735,460	1,723,058,613	1,637,346,367	1,586,488,807	35,618,327	36,300,030	40.774,581	21,174,012	132,802,909	141,018,083	151,059,230	87,035,600	25,982,570	51,563,700	50,856,577	97,581,051

*	Emission calculation figures across Subsidiaries may vary due to differences in emission factors and calculation methodologies.
**	The minus sign (-) indicates that there has been an increase in energy use compared to the previous year.

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Table 9. Performance to reduce GHG emissions in 2024 compared to base year of 2023*

Metric	Telkom Group	PT Telkom Indonesia Tbk	PT Telekomunikasi Selular (Telkomsel)	PT Dayamitra Telekomunikasi Tbk (Mitratel)	PT Telekomunikasi Indonesia International (Telin)	PT Telkom Data Ecosystem (NeutraDC)	Other Subsidiaries
Reduction in Scope 1 emissions compared to base year 2023 (tCO2e)	1,645	342	529	402	2,440	-2,951	882
Reduction in Scope 1 emissions compared to base year 2023 (%)	2%	1.3%	2.7%	10.4%	74.6%	-819.7%	-8.6%
Reduction in Scope 2 emissions compared to base year 2023 (tCO2e)	-55,460	1,779	-76,223	290	45,495	-26.201	-598
Reduction in Scope 2 emissions compared to base year 2023 (%)	-2.8%	0.5%	-5.3%	0.8%	80.1%	-34,6%	-31.0%
Reduction in Scope 3 emissions compared to base year 2023 (tCO2e)	26,959	-4,622	7,264	8.345	-2.174	12.705	5,440
Reduction in Scope 3 emissions compared to base year 2023 (%)	8.1%	-7.9%	5.1%	34.5%	-4.3%	95.4%	9.2%
Reduction in Scope 1 & 2 emissions compared to base year 2023 (tCO2e)	-53,815	2,121	-75,694	692	47,935	-29.152	284
Reduction in Scope 1 & 2 emissions compared to base year 2023 (%)	-2.6%	0.6%	-5.2%	1.8%	79.8%	-38.3%	0.4%
Total emission reduction compared to base year 2023 (tCO2e)	-26,856	-2,501	-68,430	9,036	45,761	-16.447	5.723
Total emission reduction compared to base year 2023 (%)	-1.1%	-0.6%	-4.3%	14.4%	41.2%	-18.4%	7.8%

*The minus sign (-) indicates that in 2024, there is an increase in emissions compared to 2023. An explanation of the reasons for this increase and decrease is elaborated in the Climate Mitigation section.

Detailed emission of each Subsidiary performance are presented in Appendix 1. [POJK F.6] [POJK F.11] [GRI 302-1] [GRI 302-4] [GRI 305-1] [GRI 305-2] [GRI 305-3] [GRI 305-4] [GRI 305-5] [SASB TC-TL-130a.1]

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EMPOWER OUR PEOPLE

57	Diversity, Equity, and Inclusion
57	Management Approach
57	Inclusivity in Telkom Employee Recruitment
58	Compensation and Benefits
58	Talent Development
61	Inclusive Work Environment
62	Employee Health and Safety
62	Management Approach
63	Occupational Health and Safety
64	Employee Well-Being
66	Customer Experience
66	Management Approach
67	Excellent Service for All Customers
68	Responsible Product Innovation
69	Digital Inclusivity and Community Engagement
69	Management Approach
70	Digital Inclusivity
70	Community Engagement
73	Social Performance

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EMPOWER OUR PEOPLE

Telkom Group is committed to empowering employees, customers, and the community as part of its responsible business practices. Telkom Group's efforts begin with creating an inclusive and safe work environment for employees as a prerequisite for fostering innovation and delivering superior service to customers. In turn, Telkom Group's digital capabilities can generate a positive impact across broader society.

Material Topics	2030 Target	2024 Performance
Diversity, Equity, and Inclusion	32% of female employees (Telkom Group)	31.96% of employees are women in Telkom Group
Diversity, Equity, and Inclusion	27% of female employee representation at managerial level (Telkom Group)	22% of female employees at the managerial level in Telkom Group
Diversity, Equity, and Inclusion	1.5% of employees with disabilities (Telkom Group)	0.4% of employees with disabilities in Telkom Group
Diversity, Equity, and Inclusion	25% digital talent (Telkom Group)	20.6% of digital talent in Telkom Group
Employee Health and Safety	Ensuring 0 deaths due to work accidents every year (Telkom Group)	0 cases in Telkom Group
Employee Health and Safety	Employee engagement index at the “highly engaged” level/score > 80 (Telkom)	Telkom's employee engagement has achieved "highly engaged" level/score 84.41
Customer relations	Achieved an NPS score falling within the “Excellence” category based on the Bain & Company category with a score above 62 (Telkom Group)	58 NPS points for Telkom Group, categorized as 'Excellent' according to Bain & Company’s classification.
Digital Inclusivity and Community Engagement	Increase in the number of MSEs Upgraded by 10% (Telkom)	10.64% of SMEs Upgrade

Empower Our People
Diversity, equity, and inclusion:	Employee health and safety	Customer Experience	Digital inclusivity and community engagement
● Inclusivity in Telkom employee recruitment ● Compensation and benefits ● Talent development ● Inclusive work environment	● Occupational health and safety ● Employee well-being	● Excellent service for all customers ● Responsible product innovation	● Digital inclusivity ● Community engagement

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DIVERSITY, EQUITY, AND INCLUSION

Telkom consistently builds a corporate culture and values based on the main values of AKHLAK, which values are mandated for all State-Owned Enterprises (SOEs) in Indonesia. These values serve as the foundation for Telkom to integrate the principles of diversity and equality in all employment practices and create an inclusive work environment.

Amanah (Trustworthy)	Holding on to the trust given
Kompeten (Competent)	Continuously learning and developing own capabilities
Harmonis (Harmony)	Caring for each other and respecting differences
Loyal (Loyal)	Fully dedicated to prioritize the interest of the nation and the state
Adaptif (Adaptive)	Continue to innovate and be enthusiastic in moving or facing change
Kolaboratif (Collaborative)	Building a synergetic collaboration

MANAGEMENT APPROACH

In general, Telkom has developed an umbrella policy that regulates the management and supervision of all Telkom material topics. The specific approach for each topic is contained in separate policies and strategies. Employment practices at Telkom are comprehensively regulated in the 2023-2025 Perjanjian Kerja Bersama (PKB) which applies to all Telkom employees. This PKB regulates the rights and obligations of Telkom and its employees, working hours, as well as compensation and benefits for employees, including social benefits, and employee competency development programs. In addition, there is a Human Capital (HC) management team that is responsible for program implementation and monitoring from the recruitment process to retirement/last day as a Telkom employee. [GRI 3-3][GRI 2-30]

INCLUSIVITY IN TELKOM EMPLOYEE RECRUITMENT

Telkom Group provides equal opportunities without distinction between ethnicity, religion, race, social status, and gender as a form of fair recruitment. The employee recruitment process is formally regulated in the PKB which also ensures Telkom's compliance with national labor regulations, including the Job Creation Act No. 6 of 2023 and Law No. 8 of 2016, these laws prohibit the use of child labor or forced labor and promote the inclusion of people with disabilities. Each subsidiary has its own recruitment policy, which is generally outlined in the company-specific regulations. [POJK. F.18] [POJK. F.19]

As an effort to provide equal employment opportunities for the local community, Telkom conducts recruitment through various programs, including recruitment based on placement location or regional recruitment.

Telkom has consistently opened job opportunities for people with disabilities since 2019. By 2024, there are 88 employees with disabilities are employed across the Telkom Group working in a variety of roles including call center positions, admin, finance and human capital, sales, teachers, access network, planning and performance, IT platform, and digital business.

Telkom Group has made several efforts to support employees with disabilities to work safely and comfortably through the provision of various accessibility facilities, such as elevator access, room access, workspace access, as well as streets and parking. In addition, Telkom Group also provides customized training and mentoring to support professional development of employees with disabilities.

For Telkom Group, hiring people with disabilities is not only a form of corporate social responsibility but also provide strategic value for the company, especially to encourage innovation in developing inclusive digital solutions - which are able to meet the needs of all segments of society, including those with disabilities.

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COMPENSATION AND BENEFITS

Telkom Group provides remuneration following applicable company regulations, including salary, holiday allowances, position-related facilities, health facilities, and retirement benefits. Employees are also entitled to performance-based incentives and bonuses, which are aligned with the company's internal regulations. This remuneration is given transparently and fairly to all employees, regardless of gender. Thus, there is no pay gap in remuneration between male and female employees. [GRI 401-2] [GRI 405-2]

Telkom applies the 3P principle in determining remuneration, namely pay for the person (according to the required competencies), pay for the position (according to the level of responsibility and accountability), and pay for the performance (according to performance in achieving targets, including ESG performance achievements). Through this process, Telkom ensures employee remuneration at the lowest level remains above the Provincial Minimum Wage (UMP) in each province [POJK F.20].

In addition to providing competitive compensation and benefits, Telkom Group also provides various types of leave rights to its employees including parental leave consisting of 7 (seven) days of paternity leave and 3 (three) months of fully paid maternity leave for female employees, extendable up to six (6) months under certain medical conditions. Employees are also entitled to 12 days of annual leave,  45 days of Hajj Pilgrimage leave, up to 45 days of sabbatical leave every three years, up to 7 (seven) days of special leave for important personal matters, and 1 (one) day of Moments That Matter (MTM) leave per year for celebrating personal milestones such as birthdays. This is a tangible form of Telkom Group's commitment to valuing and supporting its employees. [GRI 401-3]

TALENT DEVELOPMENT

[POJK F.22]

Telkom Group believes that talent development is the key to building an innovative and competitive organization. Telkom has various competency improvement programs for all employees, enabling them to reach their maximum potential. As a result, employees can contribute optimally to support the achievement of the company's vision and mission.

Competency Development

Telkom runs a regular competency development program, which includes the provision of e-learning modules, internal and external training, certification, scholarships, and talent development. In the future, Telkom will continue to evaluate these programs to provide optimal benefits for employees and the company. Telkom implements the Learning Impact Measurement or Learning Evaluation approach to measure the impact of learning by searching, collecting, and analyzing the necessary data and interpreting it to assess learning objectives with outcomes that are expected. Learning evaluations can be divided into several levels, each with a distinct focus and objective. Here are some levels of learning evaluation used:

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Figure 12. Level of Competency Development Evaluation

Telkom's achievements related to the implementation of competency development programs are comprehensively presented in the social performance table.

The training programs implemented by Telkom have had a significant positive impact on improving employee competence and performance. Through structured training based on the People Development Program (PDP), Telkom has successfully improved the technical skills and soft skills of its employees, which is reflected in increased productivity and innovation in daily operations. In addition, this program also encourages the creation of a sustainable learning culture, supports adaptation to industry changes, helps accelerate company transformation, and strengthens employee engagement. Overall, all training programs implemented ultimately contribute to the achievement of the company's strategic goals.

Preparing Digital Talent through the Digital Talent Readiness Program

In line with the company's digital transformation spirit, Telkom is improving employees' digital capabilities through the Digital Talent Readiness program. This program includes the development of soft skills, especially related to Digital Mindset & Behavior, as well as technical skills through various initiatives such as innovation programs, digital-based projects, and certifications according to digital skills needs.

Until the end of 2024, Telkom Group has 4,480 digital talents, or equivalent to 20.6% of the total employees. Now Telkom is designing a program that allows digital talents within the Telkom Group to share knowledge with each other. This is seen as important to build adaptive and competitive talent in the dynamic digital era.

"My impression of participating in Telkom Athon Batch 5 is that it has been challenging. Amidst the ongoing organizational transformation, especially in Telkom Regional, we had to manage our time effectively—balancing learning new operational aspects while also upgrading our skills in Telkom Athon. Nevertheless, I am truly grateful and thankful to the entire Telkom Athon team for guiding us throughout these three months, preparing us to become digital talents. Telkom Athon is simply awesome!" -Angi Imaduddin, Off 3 Customer Care Pasuruan Stream UI/UX.

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Supporting Continuous Learning through the Great People Scholarship Program

Since 2014, Telkom has been running the Great People Scholarship Program (GPSP) as part of its talent development and employee retention efforts. The program aims to cultivate excellent future leaders, expand global networks and support both business strategies and Employee Value Proposition (EVPs).

GPSP intake 2024 and 2025 are focused on postgraduate level (Magister) studies abroad at 10 campuses in the United States, University of Oxford, University of Cambridge, or the 10 best campuses in the world based on the field of study/major (10 best-ranked campuses based on majors out of the world's 50 best campuses) according to Quacquarelli Symonds and Times Higher Education. As for the doctoral level, the program is designed to prepare employees to play the role of independent researchers to strengthen the company’s research capabilities which aims to support the company's business strategy within the field of Informatics Engineering and Electrical Engineering at Telkom University. Currently, 34 employees have been selected for GPSP S-2 and are undergoing an administrative process at the university. Meanwhile, 10 GPSP S-3 employees have already commenced their studies.

"Expanding knowledge and global insights that there are many opportunities for development that can be implemented within Telkom Group" – Satria Arief Wicaksono (Columbia University, USA)

"The experience is very valuable because you can meet new people, live outside your comfort zone, and of course learn a lot of things (not only hard skills, but most importantly soft skills)" – Nadia Shafira N (University of Cambridge, UK)

Career Development

Telkom has a framework that can systematically help the professional growth of its employees. Regular performance assessments are conducted for all staff, focusing on the achievement of unit-level KPIs, individual competencies, and behavioral performance. The assessment of individual competencies and behaviors is mainly carried out through the 360-degree method, superior evaluations, knowledge tests, and other established parameters. The results of this employee performance assessment will be used as one of the bases in career management, competency development, and reward allocation at Telkom. [GRI 404-3]

Telkom also specifically has a commitment to support female leadership by setting a target for the representation of women in managerial positions. In addition to creating an inclusive work environment, Telkom through its employee resource group – Srikandi Telkom Group, which aims to foster mutual support in  working and achieving achievements, also actively organizes various seminars and webinars with the theme of women's dual roles, namely the webinar "Balancing Dual Roles in the Digital Era" to commemorate Kartini Day 2024.

Transition to Retirement

Since 2014, Telkom Group has included all of its employees, except the Board of Directors, in the Definite Benefit Pension Program (PPMP) or the Definite Contribution Pension Program (PPIP) depending on the year the employee joins the Telkom Group. In addition, Telkom also provides retirement training for employees who are entering retirement. This training program is related to psychological, spiritual, and welfare program aspects, as well as workshops with specific themes. [GRI 404-2]

"Good, in general, the material for this Retirement Debriefing is very good, as an illustration/preparation for those of us who will undergo retirement. However, in the future it would be better to hold it offline. Many benefits besides material things also get positive energy if you get together with friends. Thank you LC Makassar Team" - one of the participants of the 2024 retirement

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INCLUSIVE WORK ENVIRONMENT

Telkom Group continues to strive to embrace employees with diverse backgrounds and needs through the creation of an inclusive work environment. In 2024, Telkom consistently implemented a Flexible Working Arrangement (FWA) to support work-life balance for all employees. Telkom also ensures that the condition of childcare facilities (Telkom Daycare) and lactation rooms are well maintained to support peace of mind at work for employees of productive age.

"At first, I had my doubts about the quality. But after trying it out, I was really impressed! Telkom DayCare has complete facilities, and the staff are professional and certified. It gives me peace of mind while working.

Plus, every afternoon, we get daily activity reports when picking up our kids. We can even check in on them throughout the day from work, so we’re always updated on their progress.

Telkom DayCare has been a huge help, especially for working moms like me. It lets us stay focused at work without worrying about our little ones’ growth and development."

- Aneta Indra, Telkom Indonesia Officer

Telkom upholds business practices and human rights with mutual respect, and is free from discrimination, violence, physical, and mental harassment. This commitment is realized through the Respectful Workplace Policy (RWP) policy which comprehensively regulates the mechanism for preventing, handling, and reporting discrimination, violence, and harassment within Telkom.

Employees can submit complaints, especially related to discriminatory actions, through various channels, such as the Telkom Integrity Line which is a whistleblowing system channel with an integrated reporting channel and managed by an independent external party, the RWP manager's email, and the human capital management work unit. In 2024, there were no reports of discrimination recorded at Telkom. [GRI 406-1]

Telkom also provides various channels for employees to convey broader feedback to the Human Capital Work Unit, namely through email, phone, WhatsApp Chat, and Telegram.

HC Help Desk
*E-mail service: hr_helpdesk@telkom.co.id Phone-in service: 1500305 Chat in WhatsApp: 08111-900-305 Telegram: @hchelpdesk_bot

In addition, employees can convey their aspirations through unions. Until the end of 2024, there are 6 (six) labor unions that serve as forums for employee aspirations within the Telkom Group. The existence of these unions is clear evidence of guaranteeing freedom of opinion and association in the Telkom Group. [GRI 407-1] The following is a list of labor unions within the scope of the Telkom Group:

a.	Telkom Indonesia Employees Union (SEKAR TELKOM)
b.	Telkomsel Workers Union (SEPAKAT)
c.	Infomedia Nusantara Workers Union (SPIN)
d.	Metra Digital Media Labor Union (Digital Workers Union or SPMD)
e.	Graha Sarana Duta Employee Union (Graha Sarana Duta Workers Union or SKATA)
f.	Telkomsigma Employees Union (SERASI)

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EMPLOYEE HEALTH AND SAFETY

[POJK F.21]

Protecting employees and ensuring they can work in a safe and comfortable environment is a priority for Telkom Group. Therefore, Telkom Group continues to strive to manage occupational health and safety while improving employee well-being. As a form of commitment, Telkom has set a target for its employee engagement index to reach the “highly engaged” level. In 2024, based on the assessment of the employee engagement index, Telkom's employee engagement has achieved a "highly engaged" level.

Table 7. Telkom Employee Engagement Index

2024	2023	2022
84.41	89.79	88.15

Figure 13. Employee Engagement Index

MANAGEMENT APPROACH

Telkom is committed to creating a healthy, safe, and supportive work environment as part of its sustainability strategy through the establishment of the Corporate Security and Safety Management policy, as outlined in the Board of Directors' Decree No. 37 of 2010. This policy applies to all employees and stakeholders within its operational areas. Serving as a reference for the implementation of Telkom's Occupational Health and Safety Management System (SMK3), the policy is designed to align with international standards such as ISO 45001 and ensures compliance with applicable national regulations through regular audits and routine inspections.

In addition, Telkom has an Occupational Health and Safety Advisory Committee (P2K3) which is responsible for:

1. Providing advice and recommendations on occupational health and safety (OHS)

2. Supporting the development of management policies and work guidelines as an effort to improve work safety, company hygiene, occupational health, ergonomics, and workforce nutrition

3. Preventing and reducing the occurrence of work accidents, fires, explosions, poisoning, occupational diseases, and environmental pollution [GRI 403-1] [GRI 403-8]

To support employee welfare, Telkom has internal regulations in place that act as the overarching framework of its employee welfare program, which covers 7 dimensions (mental, physical, financial, social, intellectual, spiritual, and social), such as access to medical services, fitness programs, and psychological support. To assess the effectiveness of this approach, companies routinely conduct audits, and employee engagement surveys. [GRI 3-3]

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OCCUPATIONAL HEALTH AND SAFETY

Telkom implements a comprehensive Occupational Health and Safety (OHS) policy, which includes risk identification, hazard mitigation, and continuous training for all employees and contractors. The implementation of OHS at Telkom complies with the guidelines mandated by national regulations. [GRI 403-2]

Figure 14. OHS Management System Application Framework

In planning OHS, Telkom primarily considers potential hazards. Telkom has identified the types of high-risk jobs, including 1) work carried out at heights; 2) tasks that involves exposure to high voltage risks; 3) ground tank related works; 4) work conducted in manholes; and 5) optical splicing work. In addition, Telkom has identified several occupational-related diseases that are relevant to the company’s business activities. [GRI 403-10]

Table 8. Occupational Diseases

Physics	Chemistry	Biology	Ergonomics	Psychological

Extreme temperatures, noise, lighting, vibration, ionizing and non-ionizing radiation, and changes in air pressure (e.g., heatstroke due to prolonged exposure to sunlight, tired eyes due to lack of lighting)

	All chemicals in solid, liquid, and gaseous forms (e.g. floor cleaners that can cause skin diseases such as dermatitis)	Bacteria, viruses, fungi, mammalian parasites, fauna, and other flora (e.g. covid-19 virus, sexually transmitted diseases)

Heavy lifting, awkward working positions, static working positions, repetitive motion, lighting, Visual Display Terminal (VDT) and others (e.g.: low back pain due to sitting for too long and poor sitting position)

Qualitative and quantitative workloads, work organization, monotonous work, interpersonal relationships, shift work, work location, etc. (e.g.: burnout due to monotonous work, high workload)

To ensure the comprehensive implementation of OHS, Telkom has prepared security & safety procedures and guidelines, that serve as an extensive operation manual with detailed guidance on safety protocols, especially at project sites and towers, a Safe Work Readiness checklist, and an incident reporting mechanism. Additionally, Telkom ensures that our vendors, especially those involved in high-risk work, have K3 certification and comply with the applicable regulations. This effort has yielded positive results, where Telkom has consistently been able to maintain zero cases of deaths due to work accidents. [GRI 403-7]

Telkom also provides health facilities as a tangible form of our commitment to employee health, including 1) General and dental polyclinics; 2) Fitness center; 3) Lactation room; 4) Basic life support simulation room; and 5) Midwifery examination facility. The operation of these polyclinics, especially those located in office areas, is under the responsibility of the Health Foundation (YAKES), whose duties and responsibilities include planning, controlling, and maintaining the health of employees, retirees, and families, counselling, physical promotion, and workplace hygiene management. [GRI 403-3] [GRI 403-6]

To foster a safety-first culture, Telkom Group continues to promote OHS awareness through communication, socialization, and consultation with employees and partners. The initiatives include Safety Talk, Safety Risk Observation Round (SROT), HSE Patrol, and Management Visit. Telkom Group believes that the implementation of K3 needs to be supported by qualified and competent human resources. Therefore, various OHS training and

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certification programs were carried out. As of 2024, there are 25 employees within the Telkom Group who have received OHS Auditor certification. [GRI 403-4] [GRI 403-5]

Table 9. OHS Training Data for 2022-2024

Types of Training	Number of Employees (people)			Number of Training Hours (Hours)
	2024	2023	2022	2024	2023	2022
General OHS Expert	37	62	66	1,776	65	568
OHS Type D Fire Officer	50	39	16	744	39	12
OHS Auditor Certification	25	14	26	504	14	27
OHS Training	126	118	607	2,456	9	5,938.6

In 2024, the Regional Office and Regional Telecommunication Office (Witel) have also been certified with Golden Flag certification from the Ministry of Manpower of the Republic of Indonesia

EMPLOYEE WELL-BEING

Telkom uses a holistic approach in supporting employee welfare, which is packaged in the 4R concept: (1) Olah Rasa, every activity related to developing and understanding a person’s emotions, feelings, and inner sensitivity to foster a deeper awareness of life, the environment, and social relationships, (2) Olah Raga, any physical activity aimed at enhancing fitness, mental health, and physical ability, while also improving motor skills, strength, and endurance, (3) Olah Rasio, any activity focuses on developing and using ratio or reasoning skills, referring to human cognitive ability to analyze information, make judgments, and draw conclusions based on facts and logic, to think logically, analytically and rationally in solving problems and decision making., and (4) Olah Ruh, any activity aimed at nurturing and purifying spiritual or inner aspects to achieve peace, self-awareness, and a deeper relationship with God or the spiritual dimension.

This 4R concept was further developed into seven dimensions called the Telkom Employee Well-being Diagram.

Figure 15. Telkom Employee Well-being Diagram

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Mental Well-being

One of Telkom’s flagship initiatives is Mental Readiness Support called With-U, which includes counseling, coaching, mentoring, and training services to help employees face challenges in the work and personal life environment. Through With-U, employees can schedule either video conference or in-person 1-on-1 counseling sessions. To strengthen these efforts, Telkom conducts annual surveys and organizes mental health-themed webinars to enhance employees’ psychological well-being.

Physical Well-being

Telkom ran programs covering prevention, treatment, and fitness to support employee health. These include regular health check-ups, healthy lifestyle education, and access to workplace medical services and comprehensive health insurance. Additionally, Telkom supports physical wellness through employee sports communities, fostering a healthy and active work environment.

Financial Well-being

Telkom held various webinars. On financial literacy, such as “Financial Planning for Millennials” targeted at employees under 35 years old. Financial planning materials are also provided in Retirement Debriefing Trainings for employees nearing retirement. All employees also have access to e-learning materials on financial well-being.

Social Well-being

Through Telkom Employee Corner, Telkom provides facilities that employees can use to unwind and gather with colleagues, such as a band room and karaoke venue. In addition, Telkom has a “Moments that Matter” leave program that employees can use when celebrating birthdays or wedding anniversaries.

Intellectual Well-being

Employees can access training via myDigiLearn, an online learning platform. Telkom also facilitates innovation through open year-round initiatives like Idea Box, as well as internal hackathons organized by CFU/FU units to encourage the creation of digital business solutions.

Spiritual Well-being

Telkom provides spiritual coaching in line with an annually developed religious syllabus, which guides lectures and coaching via e-learning and webinars across all religions. The company also supports zakat management through its Zakat Management Unit (UPZ) in collaboration with Baznas RI.

Environmental Well-being

Telkom initiated the Telkom Employee Social Activities (TESA) program, an initiative to invite employees to participate in TJSL activities and broader sustainability initiatives. This program not only aims to support the local community but also boosts social awareness among employees.

To evaluate the effectiveness of employee welfare programs, Telkom conducts an annual survey that produces employee well-being scores. In 2024, the employee well-being score reached 75.70 (Good), with the lowest score in the financial, physical, and intellectual well-being aspects. In the future, Telkom Group will focus more on these three aspects, while maintaining strength in the spiritual aspect.

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Figure 16. Employee Well-being Score

CUSTOMER EXPERIENCE

Telkom Group is committed to providing superior and inclusive digital services so that all customers with diverse backgrounds get an equal customer experience. In addition, Telkom Group also continues to innovate to produce digital solutions by utilizing technological developments responsibly.

MANAGEMENT APPROACH

In an effort to maintain customer satisfaction, Telkom places customer interests as a top priority. Therefore, Telkom continues to strive to provide an easy and efficient experience for customers, starting from the first time they come into contact with Telkom to every touchpoint that follows. Telkom has taken preventive steps to reduce disruptions, accelerate resolution times, and ensure similar problems do not recur before customers file complaints.[GRI 3-3]

Proactive Improvement or issue resolution before customers experience problems by utilizing Big Data.	Preventive minimize the potential for interference from the beginning of several indications that appear.	Predictive Preventing disruptions through design and leveraging Big Data, Artificial Intelligence, and Robotic Process Automation (RPA).

In addition, Telkom Group has customer service for customers to submit complaints through:

Customer Segments	Description
Mobile and Indihome Customers	Telkomsel Virtual Assistant in tsel.me/veronika Twitter & Instagram @telkomsel Email: cs@telkomsel.co.id
Call center "Caroline" at the number: ● 188 (24 hours x 7 days) for postpaid (free) and prepaid (Rp300) customers ● +628110000333 from Overseas ● Nearby GraPARI
SME Customers	0800-1835566 and e-mail: tele-am@telkom.co.id

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Social Media: @Smart_Bisnis (Twitter) and Smartbisnis (Facebook)
Corporate Customers and Government Institutions	08001 Telkom or 08001035566 Email: c4@telkom.co.id Social Media: @TelkomSolution (Twitter) and TelkomSolutionID (Facebook)
Wholesale and International Customers	OLO Care Center: 0800-1444-777 Email: occ@telkom.co.id LinkedIn: Telkom DWS Official Facebook: @dwstelkom @neucentrix Instagram: @dws_tekom @neucentrix Twitter: @neucentrix

[POJK. F.24] [GRI 3-3]

EXCELLENT SERVICE FOR ALL CUSTOMERS

Telkom Group continues to provide the best service for customers by prioritizing innovation, reliability, and accessibility. A key aspect of this commitment is to measure the customer experience across the board to ensure that every customer can access and use the best products and services whenever and wherever they need them. Telkom Group adopts Net Promoter Score (NPS) as a metric to gain insights into customer satisfaction and experience across all stages of the customer journey, as well as a foundation for continuous improvement in improving customer experience. For the NPS classification, Bain & Company divides the NPS value category into 4 categories:

Table 10. NPS categorization according to Bain & Company

Category	Score
Good	NPS > 0
Favorable	NPS > 20
Excellence	NPS > 50
World Class	NPS > 80

By the end of 2024, Telkom Group's NPS increased to 58 points. These NPS points are categorized as "Excellence" based on the above categories. The main reason driving the increase in NPS includes improving the quality of services. [POJK F.30]

NPS Telkom Group 2023-2024

Customer Experience	2024		2023
Net Promoter Score	2H 2024	1H 2024	2H 2023	1H 2023
Telkom Group	58	58	56	57
Points Increase	0	2	-1	2

NPS Enterprise 2023-2024

Customer Experience	2024		2023
Net Promoter Score	2H 2024	1H 2024	2H 2023	1H 2023
Telkom (Enterprise)	68	68	65	73
Points Increase	0	3	-8	7

NPS Wholesale 2023-2024

Customer Experience	2024		2023
Net Promoter Score	2H 2024	1H 2024
Telkom (Wholesale)	72	73	73
Points Increase	-1	0	9

NPS Consumer Fixed Broadband (Telkomsel-IndiHome) 2023-2024

Customer Experience	2024		2023
Net Promoter Score	2H 2024	1H 2024	2H 2023	1H 2023
Telkomsel (Fixed broadband)	56	51	47	35
Points Increase	5	4	12	5

NPS Consumer Mobile Broadband (Telkomsel-Mobile) 2023-2024

Customer Experience	2024	2023

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Net Promoter Score	2H 2024	1H 2024	2H 2023	1H 2023
Telkomsel (mobile broadband)	48	49	49	53
Points Increase	-1	0	-4	-1

NPS Digital Business 2024

Customer Experience	2024
Net Promoter Score	2H 2024	1H 2024
Telkom (Digital Business)	43	44
Points Increase	-1	-

Telkom Group also upholds a commitment that goes beyond the number. We believe that all customers have the right to a fair experience. Therefore, we remain dedicated to providing inclusive services. Since 2023, Telkomsel has provided services for customers with disabilities in submitting complaints. Telkomsel now offers “Teman Tuli” at 19 GraPARI points across Indonesia that allow customers with hearing impairments to communicate with GraPARI staff.

To support this initiative, Telkomsel collaborated with Silang.id in providing Indonesian Sign Language (Bisindo) training to service officers. With these skills, staff can communicate more effectively with customers with disabilities, creating a more comfortable and inclusive experience.

In addition, service facilities have been adapted to the needs of people with disabilities, including access for wheelchair users, inclusive toilets, and comfortable waiting rooms. We also provide priority access, allowing customers with disabilities to get service without long queues for a more efficient experience. [POJK. F.17]

RESPONSIBLE PRODUCT INNOVATION

[POJK. F.26]

Telkom ensures that each product not only meets quality standards but also has a positive impact on customers' daily lives, from the planning stage to the launch. Telkom also continues to innovate by delivering smart solutions that improve customer experience. Most importantly, we ensure that every product sold, such as optical network terminals (ONTs), has gone thorough safety testing and evaluation process. This is done to ensure customer safety and ensure compliance with applicable standards in Indonesia. Comprehensive product and services information is made available through accompanying electronic materials and can be accessed via Telkom’s official website.

As part of its commitment to quality, Telkom has implemented the Telkom Integrated Quality Assurance (TIQA) program to ensure the quality of products and services for customers. TIQA focuses on the after-sales aspect and customer service policy, ensuring the best experience for users. Until now, Telkom has never recalled products due to safety reasons. [GRI 416-1][GRI 416-2] [POJK F.27][POJK F.28][POJK F.29]

Utilization of Artificial Intelligence (AI) for Innovative Solutions

Telkom Group focuses on leveraging artificial intelligence (AI) technology to deliver more personalized, fast, and relevant services. However, Telkom Group is also committed to implementing AI responsibly to maximize impact for customers. To achieve this, Telkom has established an AI Task Force which is tasked with formulating AI development strategies within the company. This technology is not only used to improve operational efficiency, but also to bring innovative solutions to customers.

Telkom's AI development strategy aims to increase productivity and efficiency both internally and externally, as well as innovating to support businesses and open up new business opportunities. The implementation of AI in Telkom Group includes the use of Chatbots for Veronica Agent customer service at Telkomsel and Indibiz at Telkom. With the integration of Chatbots in both services, users can now not only ask questions about their problems, but also available services and browse products more easily. A chatbot called Bizy in the myIndibiz ecosystem helps Small and Medium Enterprises (SMEs) in Indonesia to get tailored solutions based on their needs in digital products and services.

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To meet market needs related to the use of Artificial Intelligence (AI) technology, Telkom has transformed BigBox into a comprehensive AI solution provider platform. BigBox's solutions help companies and agencies to adopt AI and data analytics with ease. AI from BigBox can support smarter and simpler work processes, ultimately enhancing the productivity of companies and agencies.

Telkom's AI services offer six comprehensive AI solutions designed to improve the operational efficiency of its users:

-	Natural Language Processing (NLP) analyzes data and text in human language through machine learning technology.
-	AI Predictive Analytics enables forecasting various business opportunities by utilizing modeling and statistics from historical data.
-	AI Data Analytics and Management, supports users in managing and maintaining data quality to ensure that business decisions are based on accurate and quality information.
-	Generative AI that transforms text into different types of conversational content to data visualization.
-	Computer Vision analyzes visual data by identifying objects using cameras, to improve security to optimize public services.
-	BigVision's AI-based Object Detection solution presented by BigBox is capable of vehicle counting, crowd detection, and people counting, which can monitor conditions in the field in real time.

As part of quality assurance, the implementation of AI at Telkom is also within the scope of TIQA, which includes cyber patrols, vulnerability assessments, and rigorous testing to ensure that the system meets security standards and protects the privacy of customers and employees.

"We have leveraged AI internally to enhance efficiency and productivity, not only in business but also in human capital management, finance, and various operational processes. AI has proven to streamline and optimize processes, making them leaner and more efficient, especially in areas that previously required technological enhancement."

– Komang Budi Arysa, EVP Digital Business and Technology Telkom at the INFINITE Conference 2024 event at Telkom Landmark Tower, Jakarta.

Collaboration with the Ministry of SOEs in Recruitment Efficiency

In 2024, Telkom collaborated with the Ministry of SOEs to improve the efficiency of the recruitment system through the implementation of the “Dokumen AI”. This technology allows for automatic and accurate evaluation of participants' uploaded documents, ensuring compliance with the requirements that have been set. Before the launch of the “Dokumen AI”, Telkom implemented TIQA, including cyber threat monitoring, vulnerability assessment, and system testing to ensure the security and reliability of the solution. With this step, “Dokumen AI” not only improves the efficiency of the hiring process but also guarantees a secure and reliable system for all users.

DIGITAL INCLUSIVITY AND COMMUNITY ENGAGEMENT

By providing affordable telecommunication services and digital-based empowerment programs, Telkom Group ensures that all levels of society, including those in remote areas, can experience the benefits of connectivity. This initiative not only promotes equal access to information and economic opportunities but also strengthens community engagement in sustainable digital transformation.

MANAGEMENT APPROACH

Telkom Group is committed to enhancing digital inclusivity and empowering communities as part of our sustainability strategy. We ensure that access to digital technology and services reaches vulnerable groups, including people in remote areas, people with disabilities, and micro and small businesses. Through its community engagement program, under the responsibility of the Social Responsibility Center (SRC), Telkom initiated digital skills training, technology-based talent development, and strategic partnerships to expand access to the digital economy. The effectiveness of this approach is measured through the level of community participation, project sustainability indicators, and the socio-economic impact produced. With this step, Telkom

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contributes to the creation of an inclusive, equitable, and sustainable digital ecosystem for all levels of society. [GRI 3-3]

DIGITAL INCLUSIVITY

As a major player in the telecommunications industry, Telkom Group is fully aware of its responsibility to play an active role in equitable digital access in Indonesia. Therefore, we continue to accelerate infrastructure development and network expansion that reaches all over Indonesia to provide optimal impact on various elements of society.

By 2024, Telkomsel's 4G network has reached 98% of Indonesia's population. In addition, Telkomsel has operated thousands of BTS, including Regular BTS, Merah Putih BTS, and Broadband BTS, to support access to data (internet) services in the 3T area and border areas with Singapore, Malaysia, Vietnam, Timor Leste, Australia, the Philippines, and Papua New Guinea. In collaboration with the government through BAKTI Kominfo, Telkomsel has also built BTS Universal Service Obligation (USO) in villages without communication services to enhance productivity and the community's economy.

Building Connectivity for Equitable Access in Jayapura Regency

PT. Telkom Akses Indonesia and Diskominfo Jayapura Regency held a meeting with the Demoutru Indigenous Peoples (MA) in Nimboran District to solve the problem of obstruction on Telkom's fiber cable withdrawal route. The community highlighted the lack of coordination in the installation of telecommunication infrastructure in customary lands, while the government emphasized the importance of telecommunication services in customary lands for equitable development.

The Head of the Communication and Information Service, Gustaf Griapon, emphasized that telecommunication access must be evenly distributed, not only in the city of Sentani, but also in remote areas such as Depapre, Nimboran, and Nimbokrang. This infrastructure is considered crucial for connectivity and regional economic growth.

Through this dialogue, it is hoped that an agreement will be reached that supports the development of telecommunications in an inclusive manner, provides benefits to the community, and ensures wider connectivity in Jayapura Regency.

On other hand, Telkomsat through "Telkomsat Berbagi" provides MangoStar satellite internet services to support BNPB's response after floods and landslides in Luwu Regency, South Sulawesi. Communication disruptions that occurred at the BNPB Post at the Luwu Regent Office can now be overcome with reliable connectivity, allowing officers to stay connected and coordinate more effectively.

Mangostar delivers low-latency, satellite-based true unlimited broadband, ideal for real-time communication. This service is also a solution for remote areas that are difficult to reach by conventional networks, supporting the SMEs, enterprise, government, and maritime sectors. This initiative accelerates post-disaster recovery and affirms Telkomsat's commitment to providing technology that supports critical needs. In the future, we will continue to expand communication access to strengthen Indonesia's digital resilience.  [POJK. F.23][GRI 413-1]

COMMUNITY ENGAGEMENT

[POJK. F.25]

Telkom Group also believes that our digital capabilities can be optimized to have a positive impact on the wider community. Therefore, Telkom consistently runs the TJSL program by collaborating with various parties, including the government, state-owned enterprises, academics, the community, the media, and employees through the employee volunteering program. In 2024, Telkom's TJSL program focuses on investments in four pillars: environment (Rp48.3 billion), social (Rp61.25 billion), economic (Rp34.8 billion), and law & governance (Rp0.36 billion), with a total of Rp144.8 billion. This section only describes programs in the education and economic sectors, while environmental programs have been discussed in the Save Our Planet section.

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Table 11. Purpose and initiative of Telkom TJSL

Sector	Education Uplift Impactful Social Empowerment	Economics Strengthen Excellent SMEs Digital Capacity
Purpose	Encouraging the digitalization of the education sector	Strengthening the digital capabilities of MSEs
Initiative	• Digital learning school and cybersecurity awareness • Digital skills for vocational and teacher certification • Digital empowerment program for woman • Digital skills for disabilities • Sociodigipreneurship

The MSE development program is integrated through:

o
Increasing MSE Business Capacity through SMEs Go Modern
o
Supporting the process of digitizing MSE management (Social Media Marketing & packaging grants) through SMEs Go Digital
o
Accelerating Online Market Expansion (e-commerce/online stores) through SMEs Go Online
o
Expanding International Market Access through SMEs Go Global

Encouraging the Digitalization of the Education Sector (SDGs 4, 5, 9)

Digital Learning School and Cybersecurity Awareness

Telkom is committed to supporting schools and students in gaining access to learning applications, the internet and computers as well as improving ICT skills for learning purposes as well as supporting digital education in Indonesia, especially in 3T areas. The Digital Learning School has been implemented since 2021 and Cybersecurity Awareness was introduced in 2024.   In 2024, digital infrastructure support expanded to 472 schools, up from 435 schools in 2023, covering 19 provinces and 49 districts/cities. This increase had a significant impact, with the number of beneficiaries reaching 30,100 students, compared to 15,810 students in the previous year.

Digi Up: Digital Skills Training for High School/Vocational Students

Telkom DigiUp is an initiative to support the development of young digital talents for high school/vocational high school students who are nationally certified in accordance with the digital industry since 2022. This program is in collaboration with the Provincial Regency/City National Education, Universities and Certification Institutions as well as the results of collaboration between the SRC Unit and the Telkom Education Foundation (YPT). By 2024, Telkom provided 11 training topics for students, including cybersecurity, web programming, and UI/UX design. The number of trainees reached 1,150 students, with 1,007 of them successfully graduating.

Indonesia Digital Learning: Teacher Certification

Telkom provides assistance for teacher competency improvement training assistance that includes training and certification. Telkom has collaborated with Regency/City, Provincial, PGRI, and Higher Education to improve teacher competency based on digitalization since 2014. In 2024, the teacher training program covered two training scopes for teachers, namely Information and Communication Technology-based learning and the use of digitalization to support education. A total of 1,602 teachers participated in the training spread across Malang, Serang, and West Java, an increase from 1,150 participants in 2023.

Bootcamp Digital Empowering for Women

Telkom is committed to supporting women, housewives, and the women's community in entrepreneurship to improve the family economies through training and mentoring programs. In 2024, for the first time, 484 participants received assistance in various programs, including the Digital Literacy Women Empowering Women Bootcamp for housewives in Donggala, Digital Empowerment for Women in Jatimalang, as well as similar trainings in Medan and Denpasar. Telkom Witel Magelang also collaborated with Rumah BUMN through the Digital Empowerment Program for Women, which supports the community of Kalaju fishermen's wives in Purworejo. This program equips participants with digital skills, from ideation to marketing strategies, therefore they can be more independent in digitizing their businesses and increasing competitiveness in the market.

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ICT Skills Training and Certification and Device Assistance for Disabled Groups

Telkom has regularly held ICT training for groups with disabilities to support education, work, and communication since 2021. In 2024, as many as 675 people with disabilities in Palembang, Purbalingga, Yogyakarta, Central Java, and West Java received ICT infrastructure training and assistance. Telkom also distributed Personal Computer (PC) Multimedia and i-Chat applications to 11 Special Schools (SLB), helping more than 300 deaf-speech students communicate more effectively.

Sociodigipreneurship

Telkom consistently supports the use of digital science and technology through funding for social projects in the Innovillage program, as a tangible manifestation of the implementation of the Tri Dharma of Higher Education. From 2020 to 2023, Telkom has funded more than 163 social projects with a total budget of Rp5.5 billion.

In addition, Telkom also distributed Innovillage social assistance in all Telkom Regional areas amounting to Rp3.9 billion, covering 30 locations with 1,500 beneficiaries. In 2023, as many as 60 student social project groups will participate, with an allocation of Rp4.8 billion, providing benefits to 12,000 villagers in various provinces and districts/cities.

Digistar

As part of its commitment to develop the digital talent ecosystem in Indonesia, Telkom Indonesia presents Digistar, a strategic initiative that also serves as the company's employer branding program, to develop the potential of young talents end-to-end, by involving the collaboration of various parties, including universities, agencies, institutions and the edu-tech community and digital since 2022. This program is designed to accelerate digital transformation, particularly in human resources, by shaping and nurturing future digital talent to be ready for the workforce while bridging the gap between the supply of digital talent and industry demands. This is implemented by providing access to learning and work experiences that align with the telecommunications and technology industries.

Digistar consists of five main sub-programs designed to accelerate the development of future talent potential. The Digistar Class offers an intensive mentoring program that hones participants' digital and soft skills, supported by experienced professionals. This program is open to university students, fresh graduates, and digital communities to ensure that Indonesian digital talent can compete globally. Digistar Connect is a roadshow and campus visit program, including engagement with the diaspora.

In addition, the Digistar Internship provides internship opportunities for students and students who gain practical experience in a real work environment, apply the knowledge that has been learned and understand the dynamics of the digital industry directly.

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To build synergy to accelerate digital transformation, Digistar Community and Digistar Connect serve as collaboration platforms with communities engaged in educational technology (edu-tech), digital skills, and youth that are in line with Telkom's values. In addition, there are roadshows and networking events that open opportunities for students to get to know the professional world better from an early age.

Furthermore, to strengthen collaboration and innovation, Telkom also presents Digistar Club, a community where digital talent can share knowledge, network, and grow together. Complementing this initiative, Digistar Story serves as a source of inspiration and insight, helping participants understand digital trends, innovations, and the diversity of industries.

Through its various activities and initiatives, the Digistar program contributes to shaping top-tier digital human resources capable of driving sustainable economic growth and supporting Indonesia’s national digital transformation agenda. Over four years, Digistar has engaged more than 60,000 young Indonesian talents, enhancing their digital competencies to remain competitive, unlocking digitalization opportunities across industries, and strengthening the digital ecosystem.

STRENGTHENING THE DIGITAL CAPABILITIES OF SMES (SDG 8)

SMEs Empowerment Program

Telkom targets a 10% growth in the number of “UMK Naik Kelas” under Telkom's guidance every year. In 2024, Telkom exceeded this target with a 10.6% increase in SMEs advancing, measured by revenue growth, workforce expansion, and asset improvement. To achieve this target, Telkom organized the MSE Business Capacity Strengthening program, which includes the Go Modern and Go Digital initiatives as well as penetration into digital and global markets through the Go Online and Go Global programs.

Go Modern

This program aims to improve the quality of SMEs products by providing assistance in registering Business Identification Numbers (NIB) through the Online Single Submission (OSS) institution. Additionally, Telkom supports SMEs in obtaining Household Industry Food Production Certification (SPP-IRT) and Halal Certification to ensure product quality standards and competitiveness in the market.

Beyond the certification, Telkom also provides digital marketing training for beginners, technical skill development for SMEs, and the Packfest Packaging House program to help SMEs increase the attractiveness of products through more professional packaging. According to Social Return on Investment (SROI) measurement, the Packfest program shows a ratio of 1:2.23.

Throughout 2024, more and more SMEs have received support to develop through the Go Modern program. From year to year, these efforts have shown tangible results, with 18,102 MSEs receiving coaching, an increase from 11,180 MSEMs in 2023.

For many SMEs, obtaining business legality is the first step towards greater growth. This year, 5,647 MSEs managed to obtain NIB certification, more than 4,578 MSEs in the previous year. In addition, 3,756 MSEs received halal certificates and SPP-IRT, up from 2,107 MSEs in 2023.

Beyond legal compliance, skill development remains a key focus. A total of 2,581 SMEs participated in technical training to improve their product and service quality, a significant increase from just 320 SMEs the previous year. Moreover, 615 SMEs showcased their products in mini bazaars and exhibitions, expanding their market reach.

With more SMEs advancing to higher business levels, this program continues to pave the way for small business owners to become more independent, competitive, and ready to thrive in the digital era.

"Every day, I make traditional timphan cakes to sell, with me joining this RKB, I know that packaging affects sales levels, such as brand packaging design. " -Rika, a member of the RKB Sabang UKM

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Go Digital

This program aims to drive business digitalization. In 2024, Telkom has conducted various trainings to accelerate the digital transformation of SMEs. The digitalization training creates shared value (CSV) and is carried out with the utilization of KasirAja, PadiUMKM, and Indibiz, which helps to improve operational efficiency and expand market access for business actors. Additionally, Telkom also held digital and content marketing training in Makassar to strengthen online marketing strategies for SMEs.

Telkom supports SMEs in expanding access to the digital market through training at Rumah BUMN (RB) accross various regions, helping them market products in e-commerce such as Tokopedia. To increase visual appeal, Telkom also held product photography training and launched the Go Digital program through TikTok Jalin Nusantara so MSEs can more effectively utilize social media.

In 2024, as many as 16,845 SMEs benefited from this program, an increase from 10,844 in 2023. This support strengthens the competitiveness of MSEs in the digital era.

"Since adopting the santri card, we feel very helped. We can understand the preferences of students when transacting in canteens or cooperatives, making it easier to determine the stock of snacks needed. In addition, classic problems such as lost student money have also been drastically reduced" -Hani Buntari, Squad Leader of Telkom Go Digital Islamic Boarding School

Go Online

This program aims to support the digitalization of SMEs to increase online sales. In 2024, Telkom held Ramadhan Fest Online to encourage transactions during Ramadan as well as Shopee marketplace optimization training to increase the competitiveness of digital businesses.

In addition, Telkom held Go Online training roadshows at various Telkom SOEs in Indonesia, collaborating with Tokopedia to help SMEs take advantage of marketplace features to increase traffic and sales. Throughout 2024, as many as 5,216 MSEs benefited from the Go Online program, a significant increase from 4,060 MSEs in 2023. This program helps MSEs adapt to the digital ecosystem, expand their market reach, and increase their competitiveness online.

"After participating in the Go Online training from Telkom SOE House, I learned how to market products more effectively. As a result, sales increased from 10% to 30%," said Ni Putu Sekaryati, a Balinese sandal craftsman.

Go Global

In addition to domestic marketing, Telkom supports its fostered SMEs to go global through the Go Global program. In 2024, as many as 96 MSEs participated in international exhibitions such as Celebration of Nature's Palette (Japan), Gayeng Bugis (Singapore), Malay Day, and Malaysia International Tourism Expo. This number increased significantly compared to 2023 which only reached 22 MSEs, expanding export opportunities and global exposure for local business actors.

"Participating in international exhibitions and business matching is a strategic step to encourage SMEs to Go Global, expand the market, and increase their horizons to be able to compete at the international level," said Helmy Fadly, CEO of Rumah BUMN Aceh, at the 2024 Malaysia International Tourism (MIT) Expo Pahang.

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Summary of Social Community Engagement Support and Achievements

Table 12. Summary of Social Community Engagement Support and Achievements

SDGs Indicator Code	Sustainable Projects/Activities	Metrics	2024	2023	2022
4,5,9	Digital Learning School and Cybersecurity Awareness	Number of Schools	472	435	364
		Number of Students	30,100	15,810	18,200
	Digi Up: Digital Skills Debriefing for High School/Vocational Students	Number of registrants	1,150	2,170	4,917
		Number of participants passed	1,007	13978	1,040
	Indonesia Digital Learning: Teacher Certification	Number of Participants	1,602	1,150
		Number of locations	4 location points	3 location points
	ICT Skills Training and Certification and Device Assistance for Disabled Groups	Number of Registrants	675	980	326
	Bootcamp Digital Empowering for Women	Number of Participants	484
	Digistar	Number of Participants	18,394	21,183	12,453
8	Go Modern	Beneficiaries	18,102	11,180	15,261
		MSEs obtain NIB certification	5,647	4,578	3,785
		MSEs get SPP-IRT	2,127	2,107	1,362
		MSEs obtain Halal Certification	1,629
		MSEs participate in technical skills training	2,581	320
	Go Digital	MSEs beneficiaries of the program	16,845	10,844	15,135
	Go Online	MSEs beneficiaries of the program	5,793	4,060	5,216
	Go Global	MSEs beneficiaries of the program	96	22	21

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SOCIAL PERFORMANCE

Table 13. Performance of Diversity, Equity, and Inclusion at Telkom

Metric	PT Telkom Indonesia Tbk
	2024	2023	2022
Employees by gender
Male employees	2,703	4,709	5,887
Female Employees	2,227	2,760	3,032
Total employees	4,930	7,469	8,919
Employees by status and gender
Permanent employees (male)	2,571	4,535	5,373
Contract employees (male)	132	174	514
Permanent employees (women)	2,135	2,635	2,858
Contract employees (female)	92	125	174
Non-Employee Status Workers
Interns	2,265	1,475	1,915
Employees by region
Regional I	261	488	679
Regional II	407	904	2045
Regional III	493	937	1288
Regional IV	202	362	478
Regional V	204	361	512
Non-Regional	3,363	4,417	3,917
Employees by age
>50 years old	1,028	2,300	2,892
30 – 50 years old	2,470	3,044	3,457
<30 years old	1,432	2,125	2,570
Employees by education level
Pre-Lecture	175	779	2,570
Diploma	129	437	637
Bachelor	3,175	4,628	5,485
Postgraduate	1,451	1,625	1,791
Age profile by level of staffing (Senior management)
>50 years old	67.3%	50%	50.4%
30 – 50 years old	32.7%	50%	49.6%
<30 years old	-	-	-
Age profile by level of employment (Intermediate management)
>50 years old	39.3%	35.3%	32.7%
30 – 50 years old	60.7%	64.6%	67.3%
<30 years old	0.1%	-	-
Age profile by level of employment (Supervisor)
>50 years old	10.4%	35.6%	41.5%
30 – 50 years old	55.2%	32.2%	28.4%
<30 years old	34.4%	32.2%	30.1%
Age profile by staffing level (Staff and others)
>50 years old	-	0.4%	0.3%
30 – 50 years old	16.3%	9.4%	8.4%
<30 years old	83.7%	90.2%	91.3%
Gender profile by level of employment (% female)
Senior management	15%	14.8%	9.4%
Associate management	36.4%	30.7%	28.2%
Supervisor	50.7%	38.7%	33.9%
Staff and others	54.8%	49.3%	49.9%
Employees with disabilities by gender
Male employees	14	13	6
Female employees	8	6	5
Recruitment by gender
Male employees	85	62	154
Female employees	77	50	153
Recruitment by age
>30 years old	60	22	31
26 – 30 years old	40	34	113

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Metric	PT Telkom Indonesia Tbk
	2024	2023	2022
18 - 25 years old	62	56	163
Recruitment by placement
Regional 1	7	5	20
Regional 2	5	4	39
Regional 3	13	6	37
Regional 4	2	2	22
Regional 5	7	4	17
Non-Regional	128	91	172
Employees with contract status based on region
Regional 1	7	12	46
Regional 2	13	16	88
Regional 3	21	22	159
Regional 4	4	6	36
Regional 5	9	13	50
Non-Regional	170	230	309
Turnover by gender
Male employees	2,096	1,452	936
Female employees	604	418	339
Turnover rate based on reason
Voluntary (self-request)	1%	0.6%	3.5%
Involuntary (i.e., being a director in a state-owned enterprise, disciplinary violation)	0.1%	0%	0.2%
Others (i.e., retirement, death)	98.9%	94%	96.3%
Employees who have maternity leave rights
Male employees	2,485	3,902	5,330
Female employees	2,090	1,810	2,843
Employees who take maternity leave rights
Male employees	99	90	106
Female employees	132	174	30
Employees who return to work after maternity leave
Male employees	107	90	75
Female employees	130	145	21
Employees who are still working after 12 months after returning to work
Total employees	167	74	33
Employees who receive gender-based training
Certification training (male)	871	549	620
Certification training (female)	572	313	334
Leadership Development Program (male)	256	140	428
Leadership Development Program (women)	148	51	231
Regular training (male)	2,525	2,870	7,216
Regular training (women)	1,735	1,657	3,886
Average training hours in a year
Total employees	265.96	65.16	53.27
Basic salary ratio
Ratio of basic salary and remuneration of female employees to male employees for each position	1:1	1:1	1:1
Number of incidents of discrimination
Total number of incidents	0	0	0
Employee feedback
Employee feedback related to administration and service	7,982	6,364	4,626
Total employee feedback	30,124	26,65	17,03

[GRI 2-7] [GRI 2-8] [GRI 401-1] [GRI 401-3]  [GRI 404-1] [GRI 404-3] [GRI 405-1] [405-2]

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Table 14. Occupational Health and Safety Performance

Metric	PT Telkom Indonesia Tbk
	2024	2023	2022
Number of deaths due to work accidents in employees	0	0	0
Number of work accidents with high consequences	0	0	0
Work Accident Rate	0	0	0

[GRI 403-9]

Table 15. Systemic Disruption Risk Performance

Metric	PT Telkom Indonesia Tbk
	2024	2023	2022
Fiber Optic Backbone Disruption
Average frequency of disruption	4,652	3,811	3,927
Undersea Cable Communication System Disruption
Average frequency of disruption - Wet Plant *	19	6	19
Average frequency of disruption - Dry Plant **	1	0	4
Customer Service Disruption
Q Disruption ***	2.3	2.88	3.59
Average disruption recovery duration (hours)	5.9	6.18	6.2

* Wet plant = OSP (Out Side Plant) are components or devices in the Submarine Cable Communication System (SKKL) located in waters/seas consisting of submarine fiber optic cables, repeaters, equalizers, and branching units.

** Dry plant = ISP (In Side Plant) are components or devices in the Submarine Cable Communication System (SKKL) located in waters/seas consisting of fiber optic cables, SLTE, DWDM, PFE, and others.

*** Q disruption represents the number of customers disrupted per 100 customers within a 30-day period.

[TC-TL-550a.1]

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Table 16. Telkom Group's Diversity, Equity, and Inclusion Performance

Metric	PT Telkom Selular (Telkomsel)			PT Dayamitra Telekomunikasi Tbk (Mitratel)			Other Subsidiaries*			Telkom Group
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Employees by gender
Male employees	4,796	4,856	4,289	410	373	379	6,837	6,081	6,099	14,746	16,109	16,654
Female employees	1,420	1,453	1,166	193	164	158	3,087	2,668	2,783	6,927	7,045	7,139
Total employees	6,216	6,309	5,455	603	537	537	9,924	8,749	8,882	21,673	23,064	23,793
Employees by status and gender
Permanent employees (male)	4,732	4,765	4,245	394	285	262	5,898	4,922	4,980	13,595	14,507	14,860
Contract employees (male)	64	91	44	16	88	117	939	1,159	1,119	1,151	1,512	1,794
Permanent employees (women)	1,313	1,301	1,076	185	128	101	2,467	2,034	2,056	6,100	6,098	6,091
Contract employees (female)	107	152	90	8	36	57	620	634	727	827	947	1.048
Gender profile by level of employment (% female)
Senior management	16%	12%	12%	0%	0%	0%	4%	7%	9%	13%	12%	10%
Associate management	14%	13%	12%	6%	5%	8%	19%	20%	19%	23%	22%	22%
Supervisor	22%	22%	20%	22%	2%	17%	31%	29%	28%	28%	30%	28%
Staff and others	34%	34%	31%	36%	36%	33%	49%	57%	59%	44%	45%	47%
Employee recruitment
Total recruitment	141	389	210	114	67	32	423	392	354	840	960	903
Employee turnover rate
Total turnover rate	4%	2%	4%	8%	12%	6%	6%	8%	8%	19%	7%	9%
Turnover (% of total turnover)
Voluntary	15%	26%	19%	63%	85%	70%	38%	34%	54%	33%	35%	44%
Involuntary	48%	26%	16%	0%	0%	0%	12%	18%	2%	14%	14%	3%
Other	38%	48%	65%	37%	15%	30%	50%	48%	45%	50%	51%	53%
Employees who take maternity leave rights
Male employees	243	75	246	19	18	17	64	51	43	424	234	412
Female employees	83	301	51	7	10	4	27	29	27	249	514	112
Employees who return to work after maternity leave
Male employees	243	75	246	19	18	17	64	51	43	432	234	381
Female employees	82	301	51	7	10	4	27	29	27	246	485	103
Employees who are still working after 12 months after returning to work
Total employees	325	376	297	26	28	21	30	80	70	548	558	421
Average training hours in a year
Male employees	69	47	38	16	12	15	595	954	521	411	646	356
Female employees	27	33	33	8	5	7	612	513	357	414	346	245
Total employees	60	44	37	24	17	22	1,207	1,467	878	825	992	601

* Other Subsidiaries are represented by all Telkom Subsidiaries except PT Telkom Selular (Telkomsel) and PT Dayamitra Telekomunikasi Tbk (Mitratel).

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Table 17. Telkom Group's Health and Safety

Metric	Telkom Group
	2024	2023	2022
Number of deaths due to employee accidents	0	0	0
Number of work accidents with high consequences	0	0	2
Rate of work accidents	4,725	4,735	NA

**Other subsidiaries are represented by PT PINS Indonesia (PINS), PT Telekomunikasi Indonesia International (Telin), PT Sigma Cipta Caraka (Telkom Sigma), PT Telkom Akses (Telkom Akses), PT Graha Sarana Duta (Telkom Property), and PT Telkom Satelit Indonesia (Telkomsat). [GRI 401-1] [GRI 401-3] [GRI 403-9] [GRI 404-1] [GRI 405-1]

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ELEVATE OUR BUSINESS

83	Regulatory Compliance
83	Management Approach
83	Ethical Product Marketing
84	Fair Business Conduct
84	Equal Access to The Internet
85	Ethical Business Practices
85	Management Approach
85	Corruption, Bribery and Fraud Prevention Policy
86	Telkom Integrity Line
88	Cybersecurity & Data Privacy
88	Management Approach
90	Data Use and Retention Policy to Protect Customer Rights
91	Controlled Secondary Data Management
91	Facing Cyber Threats
93	Responsible Supply Chain
93	Responsible Procurement Process
94	Local Parties Involvement

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ELEVATE OUR BUSINESS

Strong governance enables Telkom Group to Elevate Our Business by enhancing competitiveness, strengthening stakeholder trust, and ensuring long-term sustainability. By upholding the principles of transparency, accountability, and compliance, Telkom not only meets regulatory requirements but also fosters an innovative and sustainable business ecosystem.

For Telkom, effective governance supports better risk management, operational optimization, and the creation of growth opportunities aligned with the evolving telecommunications industry. Every strategic initiative is designed not only to drive short-term performance, but also to ensure that stakeholders can grow and thrive alongside Telkom sustainably.

Telkom Group's governance framework is built on three key pillars: Regulatory Compliance, Ethical Business Practices, and Cybersecurity & Data Privacy—ensuring legal adherence, operational integrity, and robust data security. Beyond these core areas, Telkom also addresses non-material aspects, such as supply chain management.

Material Topics	2030 Target	2024 Performance
Regulatory compliance	100% compliance with applicable regulations, with no proven major cases.	100%
Ethical Business Practices	Compliance with business ethics, with 100% of employees signing integrity pacts.	100%
	SNI ISO 37001:2016 SMAP certification for Telkom and its directly owned subsidiaries.	100%
	100% of whistleblowing complaints are followed up.	100% of whistleblowing complaints are followed up
	100% of human rights-related complaints are followed up.	100% followed up, 0 complaints proven related to human rights (respectful workplace)
Cybersecurity and data privacy	No critical data leaks have occurred	0 critical incidents
	100% employee passing rate in cybersecurity awareness training.	95.63%

in general, Telkom has established a policy framework for managing and overseeing all material topics. Each topic is addressed through specific policies and strategies. Cybersecurity, data privacy, ethical business practices, and regulatory compliance are top priorities for Telkom in safeguarding customer trust and ensuring business sustainability.

Telkom’s sustainability policies are outlined on the ESG policy page, covering the following areas:

1.
Board of Directors' Function and Management's Role in ESG and climate aspects
2.
Risk Management System Policy and Framework
3.
Corporate ESG Umbrella Policy
4.
Respectful Workplace Policy
5.
Disaster Mitigation Policy
6.
Roles and Responsibilities of Committees or Divisions responsible for ESG and climate aspects
7.
Scope of Telkom Group's Business Ethics Guidelines
8.
ESG and Climate Governance Structure
9.
Information Security Governance
10.
Personal Data Protection Governance
11.
Corporate Management, Security, and Safety Policy

As a vital telecommunications infrastructure provider, Telkom ensures secure data management and compliance with regulations and business ethics standards. Through robust information security governance, anti-corruption policies, whistleblowing systems, and periodic audits, Telkom is committed to fostering a transparent, ethical, and sustainable business ecosystem.

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Elevate Our Business
Regulatory Compliance	Ethical Business practices	Cybersecurity and Data privacy	Responsible Supply Chain
● Ethical product marketing ● Fair business conduct	● Anti-corruption ● Whistleblowing	● Personal data protection ● Cybersecurity	● Responsible procurement process ● Local Parties Involvement

REGULATORY COMPLIANCE

Telkom is committed to conducting business in full compliance with applicable regulations and industry standards in the telecommunications sector. Regulatory compliance is not just a legal obligation but a fundamental pillar in ensuring business sustainability and maintaining stakeholder trust. To uphold optimal compliance, Telkom implements robust policies and procedures aligned with regulatory requirements. Additionally, a comprehensive compliance system is in place to identify, manage, and mitigate legal risks that could impact the company’s operations. [GRI 2-27]

MANAGEMENT APPROACH

Telkom is committed to conducting its business sustainably by ensuring regulatory compliance through the principles of transparency, risk mitigation, and continuous improvement. This approach ensures that all operational and corporate governance processes align with both internal policies and legal regulations.

To safeguard the company and its stakeholders, Telkom employs a systematic approach to identifying, assessing, and managing legal risks. To prevent legal risks that could impact the company, Telkom has implemented the following measures:

●	Conducting legal reviews of corporate action plans and business contracts.
●	Coordinating and providing legal assistance across all relevant units to resolve litigation cases in accordance with internal and external regulations.
●	Reviewing internal regulations before their issuance to ensure compliance.
●	Strengthening competencies in handling business disputes, both litigation and non-litigation.

In marketing, Telkom prioritizes clear, fair, and responsible communication, in compliance with consumer protection regulations and high business ethics standards. In business competition, Telkom upholds the principles of fairness and antitrust compliance to foster a healthy and competitive business environment.[GRI 3-3]

ETHICAL PRODUCT MARKETING

For Telkom, responsible product marketing is fundamental to building customer loyalty and trust. The company is committed to fair, transparent, and ethical marketing practices, ensuring that every message reflects a strong dedication to corporate compliance and social responsibility.

Telkom is committed to providing a transparent and fair customer experience by providing clear and accessible information about its products and services. Protecting customer rights is a top priority, as reflected in subscription contracts (KB) governed by the Company Regulation on Business Ethics within the Telkom Group and the Company Regulation on Guidelines for the Preparation and Management of Subscription Contracts. These internal regulations ensure that every customer understands their rights and obligations, fostering a transparent and sustainable relationship between a company and its customers.

Telkom upholds strict compliance in marketing activities and consumer rights protection, this is done by ensuring practices that are adhering to Law Number 8 of 1999 concerning Consumer Protection and Law Number 11 of 2008 jo. Law Number 1 of 2024 related to Information and Electronic Transactions.

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The results of the evaluation in the reporting period showed that there were no incidents of non-compliance with product labeling regulations resulting in fines, sanctions, or official warnings, and no violations of product labeling standards. In addition, there were no incidents of non-compliance in marketing communications that led to fines, sanctions, official warnings, or violations of voluntary standards of marketing communication. This reflects full compliance with applicable regulations and standards in terms of product labelling and marketing communication. [GRI 417-1] [GRI 417-2] [GRI 417-3]

FAIR BUSINESS CONDUCT

In the 5G era, competition in the telecommunications industry extends beyond just internet speed—it also encompasses service coverage, affordability, innovative features, reliable IT systems, and quality customer service. As Indonesia’s market leader, Telkom is committed to competing fairly by delivering high-quality products and services while ensuring full compliance with applicable regulations.

Telkom operates in strict adherence to Law No. 5 of 1999 on the Prohibition of Monopoly Practices and Unfair Business Competition, as well as other relevant regulations, to promote healthy competition, drive innovation, and maximize benefits for society. Upholding this principle, Telkom consistently prioritizes ethical competition practices, with no recorded violations related to monopolistic behavior or unfair business practices under Law No. 5 of 1999. [GRI 206-1]

During the 2024 reporting period, there were no legal actions experienced by Telkom related to alleged violations of business competition and monopoly regulations, and no financial losses resulting from regulatory violations. Telkom always ensures that every business activity carried out is in line with the principles of fairness, transparency, and compliance with applicable regulations. [SASB TC-TL-520a.1]

EQUAL ACCESS TO THE INTERNET

Telkom Group is dedicated to providing high-quality, transparent, and fully compliant telecommunications services. Adherence to industry standards and regulations is fundamental in ensuring that every customer has access to safe, fair, and reliable internet connectivity. In alignment with the principle of open internet (net neutrality), Telkom Group continuously enhances network accessibility and service quality, fostering a more inclusive digital ecosystem. Key performance indicators for telecommunications services include network speed and stability, particularly download speeds. In 2024, Telkom Group achieved an average download speed of 39.36 Mbps, representing a 17.9% increase compared to 2023. [SASB TC-TL-520a.2]

Table 18. Average Download Speed

Description	2024	2023	2022
	Megabits per second (Mbps)
Telkom Server	39.36	33.39	28.09
All Servers	37.49	31.44	25.79
All Server (Exclude Telkom)	35	28.88	22.37

This improvement reflects Telkom Group's commitment to delivering more equitable and high-quality connectivity, aligned with its vision of making the internet an inclusive platform that supports the growth of Indonesia's digital economy.

The variation in download speed quality between Telkom Server, All Server, and All Server (excluding Telkom) may be attributed to differences in the quality and capacity of internet services provided by Telkom compared to those offered by other internet service providers.

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ETHICAL BUSINESS PRACTICES

Telkom Group believes that sustainability is not only about business growth but also about ensuring that growth is achieved with strong ethical principles within the bounds of regulatory compliance, and the protection of consumer rights and privacy in every service offered. To uphold the principles of sustainability, Telkom is committed to maintaining high ethical standards in collaboration with all partners within its business ecosystem. In conducting a sustainable business, Telkom prioritizes integrity and responsibility across all operations, with a strong focus on the following key areas:

Commitment to Customers: Continuously enhancing customer satisfaction by providing transparent and accessible communication channels while upholding consumer rights
Commitment to Partners: Building fair, transparent, and professional partnerships based on good governance principles.
Commitment to Competitors: Competing ethically and fairly, ensuring compliance with legal standards, and maintaining business integrity
Commitment to the Community: Contributing to social welfare by fostering harmonious relationships and minimizing environmental impact.
Commitment to Employees: Creating a fair, healthy, and safe workplace that is free from discrimination.

Figure 17. Telkom's Commitment to Ethical Business Practices

MANAGEMENT APPROACH

Telkom Group upholds integrity as the cornerstone of its sustainable business operations. The company is fully committed to fostering a clean and transparent business ecosystem by enforcing a zero-tolerance policy against all forms of corruption, collusion, nepotism, bribery, fraud, and other unethical business practices. Strict mitigation measures have been implemented, including enhanced supervision, policy socialization, and comprehensive training for relevant personnel to strengthen ethical decision-making and accountability. This commitment is formally outlined in the Company Regulation on Ethical Business Practices within the Telkom Group.[GRI 3-3]

CORRUPTION, BRIBERY AND FRAUD PREVENTION POLICY

To enforce this commitment, Telkom implements the SNI ISO 37001:2016 Anti-Bribery Management System (SMAP), which is overseen by the Anti-Bribery Compliance Function Committee (FKAP) in collaboration with top management. The following is the structure of the FKAP committee at Telkom. [GRI 2-23]

Figure 18. Telkom FKAP Committee

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FKAP routinely conducts risk evaluations related to bribery across its operations, identifying potential risks in various business areas within the organization. In 2024, the company conducted a bribery risk assessment under the scope of ISO 37001:2016 SMAP for 100% of units classified as high-risk for bribery, namely within the Recruitment and Procurement functions.  [GRI 205-1]

Declaration of Anti-Corruption Commitment

In the lead-up to World Anti-Corruption Day (Hakordia) on December 9, 2024, Telkom reaffirmed its commitment to conducting clean and corruption-free business practices. On November 14, 2024, Telkom’s President Director, Ririek Adriansyah, along with the Board of Directors and all senior leaders of TelkomGroup, formally declared the Anti-Corruption Commitment during a Leadership Meeting held in Jakarta. This declaration is being extended to all Telkom Group subsidiaries, serving as a collective commitment by both management and employees to prevent corruption within the workplace and to foster a culture of integrity across the organization.

Telkom’s efforts to prevent fraud and corruption are further reinforced by the mandatory submission of the State Administrator's Wealth Report (LKHPN) for members of the Board of Directors, Board of Commissioners, and employees at Band I–III levels (particularly at Head Office). In addition, anti-corruption and anti-fraud awareness programs, as well as SMAP e-learning, are regularly conducted in accordance with the SNI ISO 37001:2016 Anti-Bribery Management System (SMAP). These programs are mandatory and must be completed by all Telkom employees. In 2024, 100% of Telkom employees and 100% of the Board of Directors successfully participated in socialization and training programs related to anti-corruption, anti-fraud, and SNI ISO 37001:2016 SMAP. [GRI 2-24]  [GRI 205-2]

In 2024, because of its internal control process, Telkom identified one case of corruption at the parent company level, along with several similar incidents within its subsidiaries. Some of these cases have resulted in court decisions with permanent legal status (inkracht). In response, Telkom conducted internal investigations, implemented corrective actions, and imposed sanctions aligned with the company’s compliance policy. No termination of partnership contracts occurred as a result of these incidents.

To prevent recurrence, Telkom has strengthened its supervisory policies and enhanced compliance training programs for employees across the Telkom Group. The company ensures full compliance with applicable laws and regulations in every operational jurisdiction. All incidents identified through internal control mechanisms are handled promptly and appropriately, in line with Telkom’s zero-tolerance policy toward integrity violations.

Telkom remains firmly committed to maintaining integrity through the implementation of strict anti-corruption policies, an effective whistleblowing system, and regular training for employees and business partners. In handling these cases, Telkom fully supports the legal process and enforces firm action against any parties proven to be in violation. Additionally, the company is intensifying internal controls—particularly through the adoption of SMAP based on SNI ISO 37001:2016 across all business lines—to ensure alignment with good governance principles and to mitigate potential corruption risks in the future. [GRI 205-3].

TELKOM INTEGRITY LINE

Telkom is committed to upholding high and transparent business ethics standards across all its operations. One of the key initiatives to enhance transparency and prevent fraud or other ethical violations is the implementation of Telkom’s complaint submission system, known as the "Telkom Integrity Line."

Telkom’s Whistleblowing System (WBS) operates under the supervision of the Audit Committee and is aligned with OJK Regulation No. 55/POJK.04/2015 as well as Section 301 of the Sarbanes-Oxley Act of 2002. This system serves as a secure and confidential channel for employees and stakeholders to report any suspected violations—such as fraud, corruption, human rights violations, or unethical business practices—within the Telkom Group, including actions by third parties affiliated with Telkom. The system also accommodates reports related to labor regulation violations, whether committed by Telkom or its partners. Telkom ensures that all reports are handled carefully and responsibly, based on the principle of presumption of innocence, to maintain fairness and integrity throughout the investigative process.

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Table 19. Complaint Data received by WBS

Description	Telkom Group			Information
	2024 (Deloitte)	2023 (Deloitte)	2022 (Deloitte)
Number of complaints:	56	59	44	Complaints received
Qualified:	46	28	26	Complaints that warrant action
Follow-up:
Closed	33	19	16	-
Additional Data Needed	12	9	9	-
Further study according to the procedure	1	0	1	-

Throughout 2024, Telkom received 56 complaints through the Integrity Line. From these reports, a total of 46 complaints, or 82% of the total complaints received were considered worthy of follow-up, 33 complaints were declared closed, 9 of the 33 complaints were proven to have violations, while the other 13 complaints are still waiting for additional data and/or further assessment. Telkom protects the confidentiality of the whistleblower's identity throughout the investigation process, provides protection of anonymity by using a trusted third-party service provider, and ensures that the whistleblower will not face retaliation. [POJK. F.24] [GRI 2-25] [GRI 2-26]

The complaint categories handled through the Telkom Integrity Line include accounting and internal control over financial reporting, audit-related issues, violations of laws and regulations, breaches of internal policies, fraud, unethical behavior, harassment, as well as gratuities and bribery. The reporting channels available to whistleblowers include website, email, P.O. Box, fax, hotline, WhatsApp, and SMS. In 2024, the majority of complaints were submitted via WhatsApp (24 reports), followed by email (14 reports) and the website (15 reports). The following outlines the process for handling complaints received through the Telkom Integrity Line.:

Telkom is committed to conducting regular evaluations of investigation outcomes and taking corrective actions as well as implementing system improvements to prevent similar violations in the future. Reports related to the whistleblowing system are disclosed in the Annual Report and Sustainability Report as a demonstration of Telkom’s accountability and transparency to stakeholders.

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CYBERSECURITY & DATA PRIVACY

In today’s rapidly evolving digital era, cybersecurity and data privacy have become fundamental to maintaining customer trust and ensuring business continuity. As a telecommunications company serving millions of customers and managing data on a large scale, Telkom is fully committed to safeguarding the information of its customers, partners, and all stakeholders in accordance with the highest security standards.

Throughout 2024, there were no violations related to personal data processing—such as data breaches, theft, or loss of customer data—and no sanctions, fines, or legal proceedings related to customer privacy. Telkom ensures full compliance with applicable regulations, including Indonesia’s Personal Data Protection Law No. 27 of 2022, as well as international information security standards such as ISO 27001:2013 and ISO 27001:2022. Overall, Telkom remains committed to robust data protection through strict security policies and proactive monitoring, reinforcing trust with customers and stakeholders. [SASB TC-TL-220a.3] [SASB TC-TL-230a.1]

MANAGEMENT APPROACH

Cybersecurity and Data Privacy Policy

Telkom ensures compliance with both regulatory requirements and internal policies related to cybersecurity and personal data protection through the implementation of the Telkom Group Personal Data Protection Governance, issued on August 27, 2024, and the Information Security Governance, issued on December 18, 2024.

To support the implementation of these policies, Telkom has established a Data Protection sub-department and appointed a Data Protection Officer (DPO). The DPO is responsible for monitoring privacy compliance, coordinating audits, and managing risk mitigation efforts. The Data Protection sub-department plays a key role in overseeing adherence to data protection policies, raising awareness across the organization, and ensuring that all data management processes comply with applicable standards. These initiatives represent Telkom Group’s comprehensive internal policy framework for personal data protection and information security.

Throughout 2024, Telkom Group undertook the following efforts in relation to personal data protection:

Figure 19 . Personal Data Protection Efforts in Telkom

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Figure 20. Personal Data Protection Efforts in Telkom Subsidiaries

These policies and programs are designed to ensure strong data governance and security across the Telkom Group ecosystem, including in its subsidiaries. In the event of a data leak incident, the delivery of information to customers and regulators will be carried out in accordance with existing best practices [SASB TC-TL-220a.1]

Telkom Group Data Governance

Telkom has a Data Governance Framework to manage data assets comprehensively, including data planning, use, control, protection, and destruction. The framework is designed to support more effective analysis and decision-making. In its implementation, the Director of Network & IT Solutions (NITS) is responsible for the strategic management of this framework, while the Chief Technology Officer appoints a Data Owner who has authority over the utilization of data assets. The Data Owner is responsible for ensuring that the use of data follows the established governance principles.

As part of the data protection mechanism, this framework regulates key aspects such as data owner consent, data architecture, metadata, data control, data quality, encryption (cryptography), access control, and audit trail management. These measures are implemented to ensure the security and integrity of data during the process of storage and use.

Figure 21. Data Governance Structure of Telkom Group

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Figure 22. Telkom Data Governance Committee

In addition to implementing data governance policies, Telkom actively educates employees through socialization, training, and certification programs related to data management, security, and privacy. Telkom also ensures compliance and effectiveness of data governance through routine audits by Internal Audits across all Telkom Group entities. This audit assesses compliance with standards as well as overall data governance performance. In addition, the Data Governance Maturity Level Assessment is carried out to determine the strategy for developing and optimizing data governance in the company.

DATA USE AND RETENTION POLICY TO PROTECT CUSTOMER RIGHTS

As a Data Controller and Data Processor, Telkom is committed to ensuring that every processing of personal data is carried out with the principles of transparency, accountability, and compliance with applicable regulations. In line with personal data protection regulations, Telkom has a basis for processing personal data, including legal and explicit consent. Valid and explicit consent means that the customer gives direct and unequivocal consent, whether by electronic or non-electronic means, to the processing of their data.

With the current personal data protection mechanism, Telkom ensures that customers' personal data remains protected, used ethically, and in accordance with applicable legal provisions. Throughout 2024, Telkom has managed to protect 100% of customer data without data leaks.

In addition, to ensure responsible data governance, any request for the release or use of personal data by external parties must first go through the Data Governance (DG) Council hearing process. In addition, Telkom has also paid attention to the aspect of data privacy by design, where every application that Telkom develops has paid attention to the aspect of data privacy since the initial design of the application.

Telkom is committed to deleting customer data that is no longer subscribed to according to the provisions, with a minimum retention of 3 months based on the Telkom Group Data Operations Management Standard and Government Regulation No. 52 of 2000. Telkom also does not collect personal data from third parties unless required by law.

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Telkom Respects Customers' Rights to Data Access

As the owner of the data, the customer has full rights to their personal data. Telkom provides a special service center for customers who have complaints or requests related to personal data protection. This hotline service is a new initiative from Telkom as a special channel to handle issues related to Personal Data Protection. Customers can contact Telkom through the following numbers to get assistance or further information:

Hotline number +62 811-254-737

Telkomsel customers can also access information related to the privacy policy through the official website at the following link https://www.telkomsel.com/privacy-policy  or contact customer service via email cs@telkomsel.co.id and phone number 188.

Meanwhile, IndiHome customers can find the privacy terms and conditions at https://indihome.co.id/syarat-ketentuan# or contact customer service via email customercare@telkom.co.id and phone number 147.

For customers of other digital products under Telkom Group, information regarding privacy terms and conditions can be accessed through the website of each product.
In this year's reporting period, there were no complaints from external parties regarding alleged violations of customer privacy. [GRI 2-25] [GRI 2-26] [GRI 418-1] [POJK F.24]

CONTROLLED SECONDARY DATA MANAGEMENT

In accordance with Law No. 27 of 2022 concerning Personal Data Protection, Telkom Group is committed to managing customers' personal data responsibly, including the acquisition and collection, processing, and analysis; storage; repair and renewal; appearance, announcement, transfer, dissemination, or disclosure; and/or deletion or destruction of data. Telkom does not process personal data without a proper processing basis, except for service completion, legal compliance, or compliance with applicable regulations.

The entire basis for the processing of customer personal data is processed in accordance with the principles of personal data processing and is managed systematically and legally, ensuring transparency and compliance in any data processing. As the Controller and Processor of Personal Data, Telkom also ensures that data processing by third parties is only used for the improvement of services and products, with responsibilities stipulated in transparent data protection agreements, to maintain customer security and privacy.

By 2024, 100% of data requests from the Government and Law Enforcement Authorities (APH) have been fulfilled following compliance principles, while there are no requests from third parties for monetization or business consulting purposes. If there is a request for data from a third party, the entire data disclosure process is carried out with strict protection through a Non-Disclosure Agreement (NDA) which is in line with the Data Governance policy, Data Control Standards, and the PDP Law. [SASB TC-TL-230a.2] [SASB TC-TL-220a.4]

In 2024, there were 70 data transfers that were handled securely, encrypted, and in accordance with procedures within the Telkom Group.

Each data request must go through the Data Governance (DG) Council, a hearing process to ensure compliance with data management, from the purpose of processing to data transfer methods, to data encryption. This is done because of Telkom's commitment to maintain transparency, security, and compliance in every customer data management activity.

FACING CYBER THREATS

In an increasingly connected digital era, cyber threats continue to increase and become a serious challenge for companies, especially in the telecommunications sector that manages vital infrastructure. Information security is now not only a necessity but also a strategic priority. Realizing this, Telkom is taking proactive steps in anticipating cyber risks with preventive strategies that include identifying and mapping threats, ranging from lack of stakeholder awareness and various motives for cyberattacks, and to potential weaknesses in the technology supply chain.

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As a mitigation effort, Telkom increases information security awareness through regular cybersecurity awareness programs for employees, vulnerability evaluations, periodic penetration tests, and daily security monitoring of IT infrastructure. Telkom has also formed a CSIRT (Computer Security Incident Response Team) and has been registered with the State Cyber and Cryptography Agency (BSSN) since 2023, to strengthen its protection system, coordinate in handling cyber incidents, obtain the latest threat information, and increase Telkom's cybersecurity capacity through guidance and collaboration with BSSN and other CSIRTs.

Increased Awareness and Quick Response

In an effort to provide a rapid response to cyber incidents, the Cyber Security Operation Center (CSOC) operates 24/7 to proactively detect, monitor, and handle threats. In addition, security awareness programs are carried out every month through various media, such as posters, podcasts, and webinars, as well as mandatory cybersecurity Training for all employees in the form of awareness and training. By 2024, as many as 4,933 Telkom employees had passed cybersecurity awareness training, equivalent to 95.63% of the total employees at that time. In terms of governance, Telkom refers to a strict cybersecurity policy, with reference to ISO/IEC 27001:2022, and establishes a Cyber Security unit at the BoD-1 level (VP level) consisting of a governance team, security services, operations, and security engineering. [SASB TC-TL-230. a.2]

Through this strategy, Telkom is committed to creating a safe and reliable digital ecosystem for all stakeholders. Maintaining digital resilience is a priority for Telkom amid increasing cyber threats. Throughout 2024, Telkom faces cyber threats, but there have been no incidents that disrupt operations. However, vigilance and monitoring continue to be carried out to ensure information security and maintain the continuity of service for customers.

Telkom has obtained ISO 27001:2013 Information Security Management System (ISMS) certification since 2022, which remains valid until April 11, 2025. As a continuation of existing certifications, by the end of 2024, the company had undergone an ISO 27001:2022 certification process to update and harmonize the information security standards applied.

Table 20. Frequency of Cyberattacks

Description	2024	2023	2022
Brute Force Attack on network elements (frequency)	879	366,732	9,579
Longest Distributed Denial of Service Attack (minutes)	4,407	1,818	6,779
Attacks with the largest volume (Gbps)	537.1	199.1	210.7

Throughout 2024, there were 879 Brute Force Attack attempts against network elements. The longest Distributed Denial of Service (DDoS) attack occurred in January 2024 with a duration of 4,407 minutes, while the attack with the largest volume reached 537.1 Gbps in March 2024. In terms of the frequency of attacks, it was significantly lower compared to 2023, but in terms of volume and duration, the attacks were much greater.

The cyber-attacks did not disrupt the company's operations, confirming that Telkom's security system demonstrated strong resilience in facing evolving cyber threats.

Telkom remains committed to maintaining vigilance and security of the information system by strengthening its monitoring and prevention strategy. This effort is made to identify and respond to potential threats to the server quickly, ensuring the integrity and security of the system are maintained.

AI Governance and Security at Telkom Group

Telkom Indonesia is committed to adopting and developing artificial intelligence (AI) in a responsible, safe, and customers and stakeholders-oriented manner. In the ever-evolving digital ecosystem, we prioritize data privacy, system security, transparency, and fairness as key principles in the application of AI.

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RESPONSIBLE SUPPLY CHAIN

Telkom Group is committed to establishing professional relationships with partners based on the principles of fairness, transparency, and good governance. As a leader in the Indonesian telecommunications industry, Telkom Group has an extensive supply chain network. Telkom Group recognizes that the company and its entire supply chain have a significant impact and reach. Therefore, in managing the supply chain, Telkom aims to create a responsible ecosystem with reference to procurement guidelines. Each partner is also required to sign an Integrity Pact, stating a commitment not to engage in corrupt practices, price collusion, or conflicts of interest during the procurement process. [GRI 2-6]

Figure 23. Overview of the Procurement Process at Telkom Group

The procurement process begins with the identification of needs, the preparation of a Purchase Requisition (PR), and internal approval. This is followed by the preparation of procurement documents, such as the Work Plan and Conditions (RKS) and Self-Estimated Price (HPS) or Owner's Estimate (OE), along with the determination of the procurement method (Tender, Direct Appointment, or Direct Selection). An announcement or invitation to participants is made, followed by the collection of procurement documents and, if necessary, a clarification meeting. Participants then submit administrative, technical, and pricing proposals, which are evaluated, and negotiations are conducted if required. After the determination of the winner and the rebuttal period (if any), the contract is prepared and signed, and a Purchase Order (PO) is issued. The process concludes with the delivery of goods/services, verification, payment, and a post-procurement evaluation. For new suppliers involved in infrastructure facility services, transportation, access, switching & routing, and IT projects, an additional process is required through Telkom Group R&D prior to engagement with Telkom or Telkom Group. Meanwhile, professional consulting services, leases, and General & Administration categories can engage directly with the relevant business units.

RESPONSIBLE PROCUREMENT PROCESS

During the reporting period, Telkom collaborated with 405 suppliers to support the smooth operation of its business. As part of its commitment to responsible business practices, each supplier is required to sign an Integrity Pact, which affirms that the procurement of goods and services is carried out independently, transparently, and in compliance with regulations—free from corruption, collusion, and nepotism (KKN) practices or conflicts of interest. The pact also includes commitments to legal compliance, prudence, anti-bribery, Domestic Component Level (TKDN) compliance, and the prohibition of transactions with Telkom's active employees. In line with its anti-bribery efforts, Telkom has implemented the SNI ISO 37001:2016 Anti-Bribery Management System (SMAP) in its procurement process.

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This initiative ensures that the entire Telkom Group supply chain adheres to the principles of sustainability and business ethics, and in the future, it will be expanded to include occupational safety considerations.

To support a more transparent, competitive, and accountable procurement process, Telkom Group has adopted an e-procurement system through the SMILE application. Through this platform, supplier selection is conducted systematically, considering key factors—Quality, Cost, Delivery, and Service (QCDS). The procurement process at Telkom is rigorously implemented to ensure selected suppliers meet the company’s standards. All e-procurement mechanisms are carried out in accordance with the Regulation of the Director of Finance and Risk Management regarding Supplier Management Guidelines

Telkom requires each supplier to comply with the Integrity Pact throughout the entire duration of the cooperation period. To support this, Telkom provides annual socialization sessions on SMAP for its partners as part of capacity-building efforts.

Telkom also regularly evaluates supplier performance and works closely with them to ensure compliance with human rights principles, avoidance of hazardous materials, and maintenance of integrity and transparency by preventing fraudulent practices. If non-compliance is identified, Telkom reserves the right to terminate the business relationship in order to uphold ethical standards and ensure business sustainability. In 2024, no partners had their contracts terminated due to such compliance violations.

LOCAL PARTIES INVOLVEMENT

The involvement of local parties, including local suppliers, plays a significant role in supporting economic growth in Indonesia. Telkom is committed to prioritizing local suppliers in the procurement of goods and services, as well as the use of domestically produced components. Telkom defines local partners as companies that are legally incorporated in Indonesia and have operational offices within the country. [GRI 204-1]

As a State-Owned Enterprise (SOE), Telkom Group is committed to supporting the increase of the Domestic Component Level (TKDN). In 2024, Telkom’s TKDN achievement reached 61.47%. In every procurement process, Telkom Group continues to consider the quality and economic feasibility of the goods and/or services obtained, even while prioritizing domestic products. By the end of 2024, Telkom had spent Rp18.3 trillion on the procurement of goods and services, in collaboration with 100% local suppliers. Of this amount, 42.91% was allocated to IBL Operating Expenses (OPEX), 41.07% to IBL Capital Expenditures (CAPEX), and 16.02% to OBL.

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APPENDIX

96	Appendix 1. Greenhouse Gas (GHG) Emissions per Entity
98	Appendix 2. POJK Disclosure Index 51/2017 and SEOJK 16/2021
100	Appendix 3. GRI Disclosure Index
103	Appendix 4. SASB Disclosure Index – Telecommunications Industry
105	Appendix 5. Greenhouse Gas (GHG) Emission Calculation Method
106	Appendix 6. Association Membership
108	Appendix 7. External Warranty Statement
112	Appendix 8. Feedback Sheet

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APPENDIX 1. GREENHOUSE GAS (GHG) EMISSIONS PER ENTITY

Metric	Telkom Group			PT Telkom Indonesia Tbk			PT Telekomunikasi Selular (Telkomsel)			PT Dayamitra Telekomunikasi Tbk (Mitratel)			PT Telekomunikasi Indonesia International (Telin)
	2024	2023	2022	2024	2023	2024	2024	2023	2022	2024	2023	2022	2024	2023	2022
Total GHG emissions (tCO2e)	2,417,474	2,390,618	2,297,331	412,716.06	410,215.41	394,461.10	1,665,409.46	1,596,979.46	1,537,940.08	53,706.33	62,742.81	61,109.21	65,355.77	111,116.61	112,283.76
Scope 1 and 2 (tCO2e)	2,262,006	2,056,642	2,013,307	349,734.62	351,855.56	349,273.09	1,530,402.95	1,454,708.89	1,407,652.25	37,896.02	38,587.69	42,732.62	12,119.50	60,054.11	64,008.07
Scope 1 (tCO2e)	82,085	83,730	93,727	25,087.04	25,429.08	25,560.55	19,337.30	19,866.45	19,314.35	3,445.86	3,847.92	4,283.58	832.89	3,272.90	2,597.95
Fugitive emission – refrigerant	27,522	26,981	26,041	12,925.21	12,792.99	12,748.60	6,833.44	7,301.40	6,558.75	49.15	47.74	47.99	151.92	2,532.36	2,382.08
Fuel combustion – stationary	27,381	28,045	28,628	8,035.41	8,509.67	8,512.44	8,179.14	8,240.33	8,238.82	1,261.79	1,535.33	2,041.44	400.55	503.98	92.41
Fuel combustion – mobile	27,182	28,705	39,057	4,126.42	4,126.42	4,299.51	4,324.72	4,324.72	4,516.78	2,134.92	2,264.85	2,194.15	280.42	236.56	123.46
Scope 2	2,028,372	1,972,912	1,919,580	324,647.58	326,426.48	323,712.54	1,511,065.65	1,434,842.44	1,388,337.90	34,450.16	34,739.77	38,449.04	11,286.61	56,781.21	61,410.12
Scope 3	307,017	333,976	284,024	62,981.44	58,359.85	45,188.01	135,006.12	142,270.57	130,287.83	15,810.31	24,155.12	18,376.59	53,236.27	51,062.50	48,275.69
Category 1	87,218	72,727	84,823	31,982.91	5,117.33	6,623.25	4,176.53	10,490.74	22,125.93	440.11	399.50	359.48	45,803.80	44,454.09	43,695.78
Category 2	70,677	102,673	49,300	16,664.70	37,982.89	10,589.41	22,366.16	20,623.57	13,831.15	15,251.53	22,784.70	17,923.37	4,575.87	6,109.90	4,579.91
Category 3	0	0	3	-	-	-	-	-	-	-	-	-	-	-	-
Category 5	1	81	71	-	-	-	0.51	72.73	62.80	-	-	-	-	-	-
Category 6	32,119	30,240	36,346	14,232.50	15,102.41	27,812.61	8,873.21	3,927.44	656.54	106.44	963.42	93.66	2,856.60	498.51	-
Category 8	7,986	7,750	6,379	-	-	-	-	-	-	12.23	7.50	0.08	-	-	-
Category 11	99,559	99,421	86,473	-	-	-	99,559.37	99,421.13	86,473.29	-	-	-	-	-	-
Category 13	148	107	32	-	-	-	-	-	-	-	-	-	-	-	-
Category 15	9,308	20,978	20,597	101.33	157.22	162.74	30.34	7,734.96	7,138.12	-	-	-	-	-	-
Emission intensity (tonnes CO2e/Rp billion revenue)	14.07	13.78	13.67	7.61	6.86	6.23	13.50	14.21	12,29	4.11	4.49	5.53	1.00	5.27	5.61

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Metric	PT Telkom Data Ekosistem (TDE)			PT Multimedia Nusantara (Telkommetra)			PT PINS Indonesia (PINS)			PT Sigma Cipta Caraka (TelkomSigma)			PT Telkom Akses (Telkom Akses)
	2024	2024	2023	2022	2024	2024	2024	2023	2022	2024	2024	2024	2023	2022	2024
Total GHG emissions (tCO2e)	105,844.33	89,397.74	22,694.56	6,978.64	7,111.42	53,745.08	10,106.01	13,463.97	13,571.65	7,375.83	9,994.11	1,897.59	16,096.57	17,719.08	28,952.09
Scope 1 and 2 (tCO2e)	105,232.77	76,080.93	22,694.56	6,965.66	7,080.76	51,772.30	103.77	103.41	94.79	3,111.26	1,068.43	352.12	15,368.84	16,825.71	27,054.56
Scope 1 (tCO2e)	3,310.52	359.96	89.72	1,203.43	1,274.41	1,347.38	-	-	-	115.63	65.60	23.59	15,368.84	16,825.71	27,054.56
Fugitive emission – refrigerant	3,128.64	280.07	74.30	516.74	618.24	688.10	-	-	-	72.65	40.20	12.57	1,764.85	1,764.85	1,779.74
Fuel combustion – stationary	143.20	54.11	15.42	10.00	7.93	9.09	-	-	-	1.67	1.67	0.55	-	-	-
Fuel combustion – mobile	38.68	25.78	-	676.69	648.24	650.19	-	-	-	41.31	23.73	10.47	13,603.99	15,060.86	25,274.82
Scope 2	101,922.25	75,720.97	22,604.84	5,762.23	5,806.35	50,424.92	103.77	103.41	94.79	2,995.63	1,002.83	328.53	-	-	-
Scope 3	611.56	13,316.81	-	12.98	30.66	1,972.78	10,002.24	13,360.56	13,476.86	4,264.57	8,925.68	1,545.47	727.73	893.37	1,897.53
Category 1	-	-	-	-	6.20	1.01	0.51	2.77	20.18	-	-	-	81.63	361.59	-
Category 2	183.68	13,172.53	-	12.50	20.25	42.81	471.73	9.69	3.30	-	479.91	0.98	130.95	265.03	347.18
Category 3	-	-	-	-	-	-	-	-	-	-	-	0.97	-	-	-
Category 5	-	-	-	-	-	-	-	-	-	-	-	-	-	7.92	8.21
Category 6	427.88	144.28	-	-	3.13	1,928.96	64.59	22.46	17.11	4,264.57	8,445.77	1,543.52	515.15	258.83	1,542.14
Category 8	-	-	-	-	-	-	141.21	133.55	110.72	-	-	-	-	-	-
Category 11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Category 13	-	-	-	-	-	-	148.05	107.34	31.83	-	-	-	-	-	-
Category 15	-	-	-	0.48	1.08	-	9,176.15	13,084.75	13,293.72	-	-	-	-	-	-
Emission intensity (tonnes CO2e/billion Rp revenue)	89.47	140.25	46.89	0.24	0.24	1.81	0.14	0.14	0.12	0.95	0.3	0.1	2.54	2.3	3.1

Metric	PT Metra Net (Metranet)			PT Telkom Satelit Indonesia (Telkomsat)			PT Graha Sarana Duta (Telkom Property)			PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra)			PT Telkom Infrastruktur Indonesia (TIF)
	2024	2024	2023	2022	2024	2024	2024	2023	2022	2024	2024	2024	2023	2022	2024
Total GHG emissions (tCO2e)	279.52	307.11	333.59	18,890.86	18,511.07	19,461.76	32,355.31	31,458.22	31,168.59	22,345.48	21,600.96	19,711.81	14.39	-	-
Scope 1 and 2 (tCO2e)	265.58	286.99	306.89	5,819.81	8,137.38	7,863.81	31,702.03	31,109.01	28,660.06	11,734.10	10,742.88	10,841.57	-	-	-
Scope 1 (tCO2e)	73.28	82.02	114.80	397.55	433.20	371.49	3,528.69	3,057.79	3,158.22	9,384.36	9,215.00	9,810.40	-	-	-
Fugitive emission – refrigerant	47.33	45.40	67.34	163.57	163.55	163.47	1,864.28	1,389.61	1,514.31	4.13	4.13	4.13	-	-	-
Fuel combustion – stationary	-	-	-	5.12	5.49	3.98	65.91	62.61	-	9,278.68	9,123.51	9,713.91	-	-	-
Fuel combustion – mobile	25.95	36.62	47.46	228.86	264.16	204.04	1,598.50	1,605.57	1,643.91	101.55	87.36	92.36	-	-	-
Scope 2	192.30	204.97	192.09	5,422.26	7,704.18	7,492.32	28,173.34	28,051.22	25,501.84	2,349.74	1,527.88	1,031.17	-	-	-
Scope 3	13.94	20.12	26.70	13,071.05	10,373.69	11,597.95	653.28	349.21	2,508.53	10,611.38	10,858.08	8,870.24	14.39	-	-
Category 1	-	-	-	2,036.52	9,198.71	9,776.53	-	-	-	2,696.13	2,696.13	2,220.69	-	-	-
Category 2	-	-	-	11,004.83	1,139.77	1,773.58	0.20	1.13	80.54	14.88	83.25	127.73	-	-	-
Category 3	-	-	-	-	-	-	0.33	0.06	1.86	-	-	-	-	-	-
Category 5	-	-	-	-	-	-	-	-	-	-	-	-	0.15	-	-
Category 6	0.47	4.13	6.93	18.98	22.87	33.71	652.75	348.02	2,426.13	92.09	498.54	284.46	14.24	-	-
Category 8	13.47	15.99	17.01	10.72	12.34	14.13	-	-	-	7,808.28	7,580.16	6,237.36	-	-	-
Category 11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Category 13	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Category 15	-	-	2.76	-	-	-	-	-	-	-	-	-	-	-	-
Emission intensity (tonnes CO2e/Rp billion revenue)	0.1	0.12	0.11	2.46	3.72	3.63	9.41	8.8	8.13	3.93	3.84	4.63	0	0	0

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APPENDIX 2. POJK 51/2017 AND SEOJK 16/2021 DISCLOSURE INDEX

No Index	Index Name	Page
Sustainability Strategy
A.1	Sustainability Strategy Explained	p. 29
Overview of Performance of Sustainability Aspects
B.1	Economic Aspects	Pp. 9-10
B.2	Environmental Aspects	Pp. 9-10
B.3	Social Aspects	Pp. 9-10
Company Profile
C.1	Vision, Mission, and Sustainability Values	Pp. 12-13
C.2	Company Address	Pp. 12-13
C.3	Scale of Efforts	Pp. 12-13
C.4	Products, Services, and Business Activities Carried Out	Pp. 12-13
C.5	Membership in the Association	Pp. 106-107
C.6	Significant Changes in Issuers and Public Companies	Pp. 12-13
Explanation of the Board of Directors
D.1	Explanation of the Board of Directors	Pp. 5-6
Sustainability Governance
E.1	Person in Charge of Sustainable Finance Implementation	Pp. 15-16
E.2	Competency Development Related to Sustainable Finance	Pp. 15-16
E.3	Risk Assessment of Sustainable Finance Implementation	Pp. 26-28
E.4	Relationship with Stakeholders	p. 23
E.5	Problems with the Implementation of Sustainable Finance	Pp. 29-30
Sustainability Performance
F.1	Activities to Build a Culture of Sustainability	Pp. 29-30
Economic Performance
F.2	Comparison of Production Targets and Performance, Portfolio, Financing Targets, or Investments, Income, and Profit and Loss	Annual Report
F.3	Comparison of Portfolio Targets and Performance, Financing Targets or Investment in Financial Instruments or Projects that In line with Sustainable Finance	Annual Report
Environmental Performance
General Aspects
F.4	Environmental Costs	p. 51
Material Aspects
F.5	Use of Environmentally Friendly Materials	p. 46
Energy Aspects
F.6	Amount and Intensity of Energy Used	Pp. 52-54
F.7	Energy Efficiency Efforts and Achievements and Renewable Energy Use	Pp. 37-39
Water Aspect
F.8	Water Usage	Pp. 52-54
Aspects of Biodiversity
F.9	Impacts of Operational Areas Close to or in Conservation Areas or Have Biodiversity	p. 47
F.10	Biodiversity Conservation Efforts	p. 47
Emission Aspects
F.11	Amount and Intensity of Emissions Produced by Type	Pp. 52-54
F.12	Efforts and Achievements of Emission Reductions Made	Pp. 37-39
Aspects of Waste and Effluent
F.13	Amount of Waste and Effluent Generated by Type	Pp. 52-54
F.14	Waste and Effluent Management Mechanism	Pp. 45, 47
F.15	Spills That Occurred (if any)	Irrelevant
Aspects of Complaints Related to the Environment
F.16	Number and Materials of Environmental Complaints Received and Resolved	p. 47
Social Performance
F.17	Commitment to Provide Equivalent Services for Products and/or Services to Consumers	Pp. 67-68
Employment Aspects

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No Index	Index Name	Page
F.18	Equal Employment Opportunity	p. 57
F.19	Child Labour and Forced Labour	p. 57
F.20	Regional Minimum Wage	p. 58
F.21	Decent and Safe Work Environment	p. 62
F.22	Employee Training and Capability Development	Pp. 58-60
Community Aspects
F.23	Impact of the Operation on the Surrounding Community	p. 70
F.24	Community Complaints	Pp. 66-67
F.25	Environmental Social Responsibility Activities (TJSL)	p. 70
Responsibility for Sustainable Product/Service Development
F.26	Innovation and Development of Sustainable Financial Products/Services	p. 68
F.27	Products/Services That Have Been Evaluated for Safety for Customers	p. 68
F.28	Product/Service Impact	p. 68
F.29	Number of Products Recalled	p. 68
F.30	Customer Satisfaction Survey for Sustainable Financial Products and/or Services	p. 67
Miscellaneous
G.1	Independent Written Verification	Pp. 108-111
G.2	Feedback Sheet	p. 109
G.3	Responses to Previous Year's Sustainability Report Feedback	Irrelevant
G.4

List of Disclosures in accordance with Financial Services Authority Regulation Number 51/POJK.03/2017 concerning the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies

Pp. 98-99

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APPENDIX 3. GRI DISCLOSURE INDEX

Usage Statement	:	PT Telkom Indonesia (Persero) Tbk has reported the information cited in the GRI content index for the period January 1 to December 31, 2024 with reference to the GRI 2021.
GRI Used	:	GRI 2021

GRI Standards	Indicators	Disclosure	Page
	2-1	Organizational details	p. 13
	2-2	Entities on organizational sustainability reporting	p. 1
	2-3	Reporting periods, frequency, and contacts	p. 1
	2-4	Representation of information	p. 1
	2-5	External Warranty	p. 1
	2-6	Activities, value chains, and other business relationships	p. 12
	2-7	Workforce	p. 76-80
	2-8	Non-direct employees	p. 76
	2-9	Governance structure and composition	pp. 17-19
	2-10	Nomination and election of the highest governance body	p. 20
	2-11	Chairman of the highest governance body	p. 15
	2-12	The role of the highest governance body in overseeing impact management	p. 15
	2-13	Delegate responsibility to manage impact	p. 15
	2-14	The role of the highest governance body in sustainability reporting	p. 15
	2-15	Conflict of interest	p. 20
	2-16	Communication of important issues	p. 15
	2-17	Collective knowledge of the highest governance officials	Pp. 15-16
	2-18	Evaluation of the performance of the highest governance body	p. 20
	2-19	Remuneration policy	p. 21
	2-20	The process of determining remuneration	p. 22
	2-21	Total annual compensation ratio	98,2 : 1
	2-22	Statement on sustainable development strategy	Pp. 31-32
	2-23	Policy commitment	Pp. 85-86
	2-24	Instilling policy commitment	p. 86
	2-25	Process to remedy negative impacts	p. 87, 91
	2-26	Mechanisms for seeking advice and submitting problem	p. 87, 91
	2-27	Compliance with laws and regulations	p. 83
	2-28	Membership associations	Pp. 106-107
	2-29	Approaches to stakeholder engagement	p. 23
	2-30	Collective bargaining agreements	p. 61
Climate Change and Energy Management
GRI 3: Material Topics 2021	3-1	The process of determining the topic of the material	Pp. 24-25
	3-2	List of material topics	Pp. 24-25
GRI 3: Material Topics 2021	3-3	Material topic management	p. 35
GRI 302: Energy 2016	302-1	Energy consumption within the organization	Pp. 52-54
	302-4	Reduced energy consumption	Pp. 52-54
GRI 305: Emissions 2016	305-1	Direct GHG emissions (Scope 1)	Pp. 52-54
	305-2	Indirect GHG energy emissions (Scope 2)	Pp. 52-54
	305-3	Other indirect GHG emissions (Scope 3)	Pp. 52-54
	305-4	GHG emission intensity	Pp. 52-54
	305-5	Reduction of GHG emissions	Pp. 52-54
Resource Management
GRI 3: Material Topics 2021	3-3	Material topic management	p. 45
GRI 306: Waste 2020	306-3	Waste generation	Pp. 52-54
Equality, Diversity, and Inclusion
GRI 3: Material Topics 2021	3-3	Material topic management	p.57

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GRI Standards	Indicators	Disclosure	Page
GRI 401: Staffing 2016	401-1	Employee recruitment and turnover	Pp. 76-80
	401-2	Benefits given to full-time employees that are not given to temporary or part-time employees	p. 58
	401-3	Parental leave	p. 58, Pp. 76-80
GRI 404: Training and Education 2016	404-1	Average annual training hours per employee	Pp. 76-80
	404-2	Programs to upskill employees and transition assistance programs	p. 60
	404-3	Percentage of employees who receive regular reviews of performance and career development	p. 60, Pp. 76-80
GRI 405: Diversity and Equal Opportunity 2016	405-1	Diversity of governance bodies and employees	Pp. 76-80
	405-2	Ratio of basic salary and remuneration of women to men	p. 58, Pp. 76-80
GRI 406: Nondiscrimination	406-1	Incidents of discrimination and corrective actions taken	p. 61
Employee Health and Safety
GRI 3: Material Topics 2021	3-3	Material topic management	p.62
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	Pp. 62-63
	403-2	Hazard identification, risk assessment, and incident investigation	p. 63
	403-3	Occupational health services	p. 63
	403-4	Employee participation, consultation, and communication About occupational health and safety	pp. 63-64
	403-5	Worker training on safety and occupational health	pp. 63-64
	403-6	Improving the quality of workers' health	p. 63
	403-7	Prevention and mitigation of occupational health and safety impacts related to business relationships	p. 63
	403-8	Workers covered by the occupational health and safety management system	p.62
	403-9	Work accidents	Pp. 76-80
	403-10	Occupational Diseases	p. 63
Customer Experience
GRI 3: Material Topics 2021	3-3	Material topic management	Pp. 67-68
GRI 416: Customer Safety and Health 2016	416-1	Safety and health impact assessment of products and services	p.68
	416-2	Incidents of non-compliance related to the safety and health impacts of products and services	p.68
Digital Inclusivity and Community Engagement
GRI 3: Material Topics 2021	3-3	Material topic management	p. 69
GRI 413 : Local Community 2016	413-1	Operations with local community involvement, impact assessment, and development programs	p. 70
Regulatory Compliance
GRI 3: Material Topics 2021	3-3	Material topic management	p. 83
GRI 206: Anticompetitive Behavior 2016	206-1	Legal measures for anticompetitive behavior, antitrust practices, and monopolies	p. 84
GRI 417: Marketing and Labeling 2016	417-1	Marketing and Marketing Communication	Pp. 83-84
	417-2	Product and Service Labeling	Pp. 83-84
	417-3	Non-Compliance with Marketing Laws and Regulations	Pp. 83-84
Ethical Business Practices
GRI 3: Material Topics 2021	3-3	Material topic management	p. 85
GRI 205: Anti-Corruption 2016	205-1	Operations that are considered to have a risk of corruption	Pp. 85-86
	205-2	Communication and training on anti-corruption policies and procedures	Pp. 85-86
	205-3	Proven incidents of corruption and actions taken	Pp. 85-86
Cybersecurity and Data Privacy

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GRI Standards	Indicators	Disclosure	Page
GRI 3: Material Topics 2021	3-3	Material topic management	p. 88-90
GRI 418: Customer Privacy 2016	418-1	Customer complaints related to customer privacy and loss of customer data	p. 91

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APPENDIX 4. SASB DISCLOSURE INDEX – TELECOMMUNICATIONS INDUSTRY

Topic	Standard	Information disclosed	Pages/ Notes
Operating environment footprint	TC-TL-130a.1	1. The amount of energy consumed 2. Percentage of power grid purchased 3. Percentage of renewable energy	Pp. 52-54
Product end-of-life management	TC-TL-440a.1
1.
Total weight of materials recovered through recycling product and service take-back programs
2.
The percentage of material recovered, by weight, that is reused
3.
The percentage of material recovered, by weight, that is recycled or remanufactured
4.
The percentage of material recovered, based on its weight, that is stockpiled
1. 52.582 kg 2. 3,281 kg (6%) 3. 24,138 kg (46%) 4. 28,444 kg (54%)
Managing the Systemic Risks of Technological Disruption	TC-TL-550a.1	1. Average duration of system interruption 2. Average frequency of system interruptions 3. Average interruption duration per customer	1. p. 78 2. p. 78 3. No calculation is done
Competitive behaviour and Open Internet	TC-TL-520a.1	The total amount of financial losses due to legal proceedings related to violations of anti-competitive conduct regulations	No financial losses p. 84
	TC-TL-520a.2	Average download speeds achieved in real terms for (1) commercially owned and related content and (2) unrelated content	Telkom does not disclose based on these metrics but only discloses the average download speed p. 84
	TC-TL-520a.3	A description of the risks and opportunities associated with net neutrality, paid peering, zero rating, and other related practices.	No disclosure has been made
Data Privacy	TC-TL-220a.1	A description of policies and practices related to customer behavior-based and privacy-based advertising.	Telkom's Personal Data Protection Governance Information Security Governance p. 89
	TC-TL-220a.2	Number of customers whose information is used for secondary purposes	It does not calculate this metric but how the data is processed and managed is described in Telkom's Personal Data Protection Governance Information Security Governance
	TC-TL-220a.3	Total financial losses due to legal proceedings related to customer privacy	No financial losses p. 88
	TC-TL-220a.4	(1) The number of customer information requests from law enforcement, (2) the number of customers whose information is requested, (3) the percentage that leads to data disclosure.	Telkom does not disclose unless it is necessary for law enforcement purposes
Data Security	TC-TL-230a.1	(1) The number of data breaches, (2) the percentage that constitutes a personal data breach, (3) the number of customers affected.	p. 88

Table of Content

Topic	Standard	Information disclosed	Pages/ Notes
	TC-TL-230a.2	A description of approaches to identifying and addressing data security risks, including the use of third-party cybersecurity standards.	p. 91

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APPENDIX 5. GREENHOUSE GAS (GHG) EMISSION CALCULATION METHOD

The calculation of GHG emissions follows the GHG Protocol Corporate Accounting & Reporting Standard. The consolidation process is based on an operational control approach.

GHG Emissions	Method	Exception
Scope 1	Emissions include: a. Fuel for generators b. Fuel of the company's operational vehicles c. Sewage Treatment Plant d. Refrigerant used e. CO2 fire extinguisher	-
Scope 2	Indirect emissions from electricity purchased from the State Electricity Company (PLN) are calculated using the location-based method.	-
Scope 3
Categories 1 and 2	Emissions related to products and services purchased and calculated using the following methods: a. Average-based method b. Spend-based method
Category 3	Emissions from other fuel purchases recorded in the internal business management system
Category 5	Emissions from waste generated by the company's operational activities are calculated using the waste-type specific method
Category 6	Emissions from business travel are calculated using the distance-based method
Categories 8 and 13	Emissions from asset leasing (upstream and downstream) are calculated using the average-data method
Category 11	Emissions from total electricity consumption from the use of the product produced
Category 15	Emissions from investors, calculated based on investor emissions data or emissions based on economic activity

Reference sources:

Source of emission factors:

●	IPCC Guidelines for National Greenhouse Gas Inventories (2006) (Intergovernmental Panel on Climate Change)
●	IPCC Sixth Assessment Report (AR6) (Intergovernmental Panel on Climate Change
●	DEFRA (2023) (UK Department for Environment, Food & Rural Affairs)
●	Annex 4 Guidelines for Calculating and Reporting Greenhouse Gas Inventories of the Directorate General of Electricity in the Energy Sector - Sub-Sector of Electricity (2018) (Ministry of Energy and Mineral Resources)
●	Inventory of GHG Emissions in the Energy Sector (2020) (Ministry of Energy and Mineral Resources)
●	Electricity Emission Factors of the Ministry of Energy and Mineral Resources (2019) (Ministry of Energy and Mineral Resources)
●	Fuel Oil and Coal Emission Factors of the Ministry of Energy and Mineral Resources (2023) (Ministry of Energy and Mineral Resources)
●	Exiobase and Climatiq (Consortium proxies and Artificial Intelligence-driven data providers)

Source of Global Warming Potential (GWP):

●	IPCC Sixth Assessment Report (AR6) (Intergovernmental Panel on Climate Change

Source of Net Calorific Value (NCV):

●	Annex 4 Guidelines for Calculating and Reporting Greenhouse Gas Inventories of the Directorate General of Electricity in the Energy Sector - Sub-Sector of Electricity (2018) (Ministry of Energy and Mineral Resources)
●	Electricity Emission Factors of the Ministry of Energy and Mineral Resources (2019) (Ministry of Energy and Mineral Resources)
●	Fuel Oil and Coal Emission Factors of the Ministry of Energy and Mineral Resources (2023) (Ministry of Energy and Mineral Resources)
●	IPCC Guidelines for National Greenhouse Gas Inventories (2006) (Intergovernmental Panel on Climate Change)

Sources of Methane Producing Capacity and Methane Correction Factor (MCF):

●	2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019) (Intergovernmental Panel on Climate Change)
●	Methodology for Calculating GHG Emissions in the Waste Treatment Sector of the Ministry of Environment and Forestry (2012) (Ministry of Environment and Forestry)

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APPENDIX 6. ASSOCIATION MEMBERSHIP

[POJK. C.5] [GRI 2-28]

No.	National	Participants
1.	Indonesian Telematics Society (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel, Telkominfra
2.	Telecommunication Traffic Clearing Association (ASKITEL)	Telkom, Telkomsel
3.	Indonesian Internet Network Operators Association (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Indonesian Telecommunication Association (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Indonesian Money Transfer Operators Association (APPUI)	Telkom, Finnet, Telkomsel
7.	Indonesian Payment System Association (ASPI)	Telkom, Finnet, Telkomsel
8.	Association of SKKL Organizers of All Indonesia (ASKALSI)	Telkom
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Indonesian Private Television Association (ATVSI)	Telkom
11.	Indonesian Satellite Association (ASSI)	Telkom, Telkomsat
12.	Internal Supervisory Unit Communication Forum (FKSPI)	Telkom
13.	Association of Indonesian National Construction Implementers Association (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel, Telkominfra
14.	Membership of Green Building Council Indonesia (GBCI)	Telkom Property
15.	Membership of the Association of Indonesian Real Estate Companies (REI)	Telkom Property
16.	Association of Indonesian Construction Partners Association (WARRANTY)	Telkom Property
17	Association of Indonesian Security Services Business Entities (ABUJAPI)	Telkom Property
18.	Association of Indonesian Service Coating Companies (APKLINDO)	Telkom Property
19.	Chamber of Commerce and Industry (KADIN)	Telkom, Telkom Property, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI), Telkominfra
20.	Indonesian Building Maintenance Association (APBI)	Telkom Property
21.	Indonesian Electricity Contractors Association (AKLINDO)	Telkom Property
22.	Association of Building Management of State-Owned Enterprises (APG BUMN)	Telkom Property
23.	Indonesia Cyber Security Forum (ICSF)	Telkom
24.	Indonesian Business Incubator Association (AIBI)	Indigo Creative Nation
25.	National Association of Telecommunications Companies (APNATEL)	Telkom, Telkom Access
26.	Association of Electrical Mechanical Engineering Companies (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Association of Indonesian Computer and Telematics Procurement Companies (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI), Telkomsat
28.	Indonesian Employers Association (APINDO)	Infomedia
29.	Indonesian Outsourcing Business Association (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Indonesian Cloud Computing Association	Telkomsigma
32.	Indonesian Data Center Association (IDPRO)	Telkomsigma
33.	Association of Indonesian Security Services Business Entities (ABUJAPI)	Swadharma Sarana Informatika (SSI)
34.	Association of Indonesian Cash Processing Services Companies (APJATIN)	Swadharma Sarana Informatika (SSI)
35.	Association of Indonesian Telematics Companies and Consultants (ASPEKTI)	Swadharma Sarana Informatika (SSI)

Table of Content

No.	National	Participants
36.	Association of Distributors, Agencies and Industry Trading Companies (ARDIN)	Swadharma Sarana Informatika (SSI), Telkomsat
37.	Fintech Association (AFTECH)	Finnet, Telkomsel
38.	Indonesian E-Commerce Association (idEA)	Finnet
39.	Association of Indonesian Islamic Economists (IAEI)	Telkom
40.	Sharia Economic Community (MES)	Telkom
41.	Young SOEs	Telkom
42.	Business 20 (B20)	Telkom
43.	Indonesian Human Capital Forum (FHCI)	Telkom
44.	Telecommunication Tower Developers Association (ASPIMTEL)	Mitratel
45.	Indonesian IoT Association (ASIOTI)	Telkomsel
46.	Indonesian Issuers Association (AEI)	Telkom, Mitratel
47.	Indonesian Construction Services Association (HJKI)	Telkom Access
48.	Indonesian Institute of Accountants (IAI)	Telkom
49.	Indonesia Corporate Secretary Association (ICSA)	Mitratel
50.	Cyber Defense Indonesia (CDEF ID)	Telkom, Telkomsel
51.	SOE Digital Forum (Fordigi BUMN)	Telkom, Telkomsigma

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APPENDIX 7. EXTERNAL WARRANTY STATEMENT

[POJK. G.1]

AA1000
Licensed Report
000-306/V3-XGZSB

TÜVRheinland®
Precisely Right.

ADHERENCE TO THE AA1000AS v3

Inclusivity:

Telkom ensures inclusiveness by proactively identifying and engaging with diverse stakeholder groups, whose concerns are systematically addressed throughout the Report. Its approach to stakeholder engagement is supported by formal strategies designed to foster ongoing communication and collaboration. This commitment comes from the highest levels of leadership within the organization. Engagement activities include a variety of formats, including customer and employee surveys, meetings, and group discussions. Each interaction is carefully documented, and dedicated personnel are responsible for managing the feedback received. In addition, Telkom is transparent in communicating sustainability goals and commitments to stakeholders. This ensures that stakeholders are well-informed about initiatives and progress toward its sustainability goals.

Materiality:

Telkom has systematically conducted a materiality assessment of sustainability issues, taking into account the industry landscape, due diligence findings, risk assessments and stakeholder engagement. This assessment, which has become an annual practice, is a cornerstone of their commitment to sustainability. The Sustainability Steering Group reflecting the commitment of top management, carefully reviews and approves the list of material issues. The materiality assessment provides a comprehensive understanding of the relevant issues. These material issues are then methodically addressed in specific sections, each outlined by measurable metrics. Telkom's senior management and cross-functional teams are well versed in these processes, which are informed by extensive documentation and interviews.

Responsiveness:

Telkom is committed to addressing stakeholder concerns through a multi-faceted approach embedded in the sustainability strategy, policies, procedures, code of conduct and established sustainability goals. Telkom actively promotes stakeholder engagement through various channels, including multi-stakeholder platforms and customer interfaces. In particular, the dialog-driven approach is exemplified throughout the Report.

Impact:

Telkom adheres to the GRI 2021, which prioritize the assessment of internal and external impacts. Telkom has systematically identified the impacts associated with its operations and products. Their commitment to impact assessment is reflected in careful documentation and tracking of impacts through internal processes and systems. Impact analysis covering environmental, economic, social, people and its human rights. In addition, their commitment to identifying and mitigating negative impacts is evident in their annual risk and materiality assessment.

STATEMENT OF RESPONSIBILITY OF THE MANAGEMENT OF TELKOM

The Management of Telkom has sole responsibility for preparing and presenting the Subject Matter (material topics) with reference to GRI 2021 and preparing the Report in adherence to the AA1000AP (2018) Principles. Telkom's responsibilities also include maintaining effective internal controls over the

Table of Content

AA1000
Licensed Report
000-306/V3-XGZSB

TÜVRheinland®
Precisely Right.

REPORTING CRITERIA AND FRAMEWORK

- Reporting with reference to the Global Reporting Initiative Standards 2021 ("GRI 2021").
- The Regulation of Financial Services Authority Number 51/POJK.03/2017 on the Implementation of Sustainable Finance for Financial Services Institutions, Issuers, and Public Companies.
- The Circular Letter of The Financial Services Authority Number 16/SEOJK.04/2021 on the Form and Content of the Annual Report of Issuers or Public Companies.
- Seventeen Sustainable Development Goals of the United Nations.
- Sustainability Accounting Standards Board (Telecommunication Services Version 2023-12).
- International Financial Reporting Standard (IFRS) S1 dan S2.

ASSURANCE STANDARD AND LEVEL OF ASSURANCE

The independent assurance was conducted in accordance:

- AA1000AP (2018) Principles, covering the accountability principles of inclusivity, materiality, responsiveness, and impact (the "AA1000AP (2018) Principles").
- AA1000AS v3 with assurance engagement: **Type 2** and level of assurance: **Moderate.**

LIMITATIONS

The assurance was performed at a moderate assurance level in accordance with AA1000AS. The information and performance data subject to assurance is limited to the content of the Report and supporting data provided by the reporting organization. It implies that no significant errors were found during the assurance process and that there are limitations related to the unavoidable risks that may exist.

ASSURANCE METHODOLOGY

We have evaluated the overall sustainability strategy, targets and commitments disclosed in the Report. We have performed an objective review of the reported information and evidence gathered against the criteria defined in the assurance standards, i.e. the accountability principles of inclusivity, materiality, responsiveness and impact. The processes and system controls applied by the Reporting Company in the disclosure of quantitative and qualitative information on sustainability performance, from source to aggregation, were evaluated. Analytical procedures, interviews, and data testing were performed on a sample basis to test the generation and collection of data for defined sustainability key performance indicators in accordance with Telkom's corporate sustainability strategy, governance, and management systems as disclosed in the Report. Our work included interviews with Telkom representatives, including senior management at the executive and functional levels, as well as relevant employees responsible for collecting, aggregating and reporting the data. The assurance work was performed by our multidisciplinary team of experienced professionals in the areas of corporate sustainability, climate change, environmental, social, governance and stakeholder engagement. The opinion expressed is based on a moderate level of assurance and at the level of materiality of the Assurer's professional judgment.

Table of Content

AA1000
Licensed Report
000-306/V3-XGZSB

TÜVRheinland®
Precisely Right.

ADHERENCE TO THE AA1000AS v3

Inclusivity:

Telkom ensures inclusiveness by proactively identifying and engaging with diverse stakeholder groups, whose concerns are systematically addressed throughout the Report. Its approach to stakeholder engagement is supported by formal strategies designed to foster ongoing communication and collaboration. This commitment comes from the highest levels of leadership within the organization. Engagement activities include a variety of formats, including customer and employee surveys, meetings, and group discussions. Each interaction is carefully documented, and dedicated personnel are responsible for managing the feedback received. In addition, Telkom is transparent in communicating sustainability goals and commitments to stakeholders. This ensures that stakeholders are well-informed about initiatives and progress toward its sustainability goals.

Materiality:

Telkom has systematically conducted a materiality assessment of sustainability issues, taking into account the industry landscape, due diligence findings, risk assessments and stakeholder engagement. This assessment, which has become an annual practice, is a cornerstone of their commitment to sustainability. The Sustainability Steering Group reflecting the commitment of top management, carefully reviews and approves the list of material issues. The materiality assessment provides a comprehensive understanding of the relevant issues. These material issues are then methodically addressed in specific sections, each outlined by measurable metrics. Telkom's senior management and cross-functional teams are well versed in these processes, which are informed by extensive documentation and interviews.

Responsiveness:

Telkom is committed to addressing stakeholder concerns through a multi-faceted approach embedded in the sustainability strategy, policies, procedures, code of conduct and established sustainability goals. Telkom actively promotes stakeholder engagement through various channels, including multi-stakeholder platforms and customer interfaces. In particular, the dialog-driven approach is exemplified throughout the Report.

Impact:

Telkom adheres to the GRI 2021, which prioritize the assessment of internal and external impacts. Telkom has systematically identified the impacts associated with its operations and products. Their commitment to impact assessment is reflected in careful documentation and tracking of impacts through internal processes and systems. Impact analysis covering environmental, economic, social, people and its human rights. In addition, their commitment to identifying and mitigating negative impacts is evident in their annual risk and materiality assessment.

STATEMENT OF RESPONSIBILITY OF THE MANAGEMENT OF TELKOM

The Management of Telkom has sole responsibility for preparing and presenting the Subject Matter (material topics) with reference to GRI 2021 and preparing the Report in adherence to the AA1000AP (2018) Principles. Telkom's responsibilities also include maintaining effective internal controls over the

Table of Content

AA1000
Licensed Report
000-306/V3-XGZSB

TÜVRheinland®
Precisely Right.

information and data, resulting in the preparation of the Subject Matter in a way that is free from material misstatements.

STATEMENT OF RESPONSIBILITY, COMPETENCY, INDEPENDENCY AND IMPARTIALITY OF ASSURANCE PROVIDER

TÜV Rheinland ensures that appropriately qualified individuals are selected based on their qualifications, training and experience. We have maintained complete impartiality and independence throughout the assurance engagement and have not been involved in the preparation of the content of the Report or provided any related information. The assurance statement is only valid if it is published in its entirety with the Report. TÜV Rheinland does not accept any liability or responsibility to any third party for any perception or decision regarding Telkom based on this assurance statement.

CONCLUSION DAN OPINION

In conclusion, we can mention that no instances or information came to our attention that would be contrary to the statement made below:

- The Report 2024 **meets** the requirements of the AA1000AP Accountability Principles.
- The Report **meets** the requirements of **Type 2, Moderate Assurance Level** according to the AA1000AS v3 and follows the requirements of reporting **with reference to** GRI 2021.
- The Report contains statements and claims that reflect Telkom's sustainability achievements and challenges, supported by documentary evidence and internal records.
- The Assurer concludes that the Report for all the performance indicators related to the material topics are **reasonably represented**, and nothing has come to our attention that would cause us to believe that Telkom has not presented accurate and not reliable data.

For and on behalf of PT TUV Rheinland Indonesia

Jakarta, 26 March 2025

Nyoman Susila
President Director

www.tuv.com

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APPENDIX 8. FEEDBACK SHEET

[POJK. G.2]

FEEDBACK ON PT TELKOM INDONESIA (PERSERO) TBK'S 2024 SUSTAINABILITY REPORT

Thank you for your willingness to read this Sustainability Report. As part of efforts to improve the content of the next year's reporting. We hope that you will be willing to provide feedback by answering some of the questions below.

Question

1.	According to you, this Sustainability Report has provided useful information about various activities that have been carried out by PT Telkom Indonesia (Persero) Tbk.
SS	S	RR	TS	STS

2.	In your opinion, the material in this Sustainability Report including the data and information presented is easy to understand and understand.
SS	S	RR	TS	STS

3.	In your opinion, the material in this Sustainability Report including the data and information presented is quite complete, covering all sustainability issues.
SS	S	RR	TS	STS

4.	In your opinion, the material in this Sustainability Report including the data and information presented is reliable for decision-making.
SS	S	RR	TS	STS

Information:

Notes:

SS: Strongly Agree S: Agree RR: Average TS: Disagree STS: Strongly Disagree

5.	What information do you think has been conveyed in this Sustainability Report and found useful?

a. …………………………………………………………………………………………………………………...........……………………

b. …………………………………………………………………………………………………………………………………………………

c. ………………………………………………………………………………………………………………………………………………….

6.	What information do you think has been conveyed in this Sustainability Report that you feel is not useful?

a. ………………………………………………………………………………………………………………...........………………………

b. …………………………………………………………………………………………………………………………………………………

c.…………………………………………………………………………………………………………………………………………………….

7.	What do you think the Sustainability Report looks like in terms of content, design, and layout, as well as the photos included?

a. ………………………………………………………………………………………………………………...........………………………

b. …………………………………………………………………………………………………………………………………………………

c. ………………………………………………………………………………………………………………………………………………….

8.	What information do you think is lacking and should be completed in the upcoming Sustainability Report?

a. ………………………………………………………………………………………………………………...........………………………

b. …………………………………………………………………………………………………………………………………………………

c. ………………………………………………………………………………………………………………………………………………….

Your Profile

Full Name: .................................................................................

Age and Gender: ............ Yr L/P (unnecessary scribble)

Institution/Company: ..........................................................................................

Type of Institution/Company: GovernmentIndustry Media

NGOCommunityOther

Return forms and other matters related to the Sustainability Report can be submitted to:

Sustainability Unit

PT Telkom Indonesia (Persero) Tbk

The Telkom Hub, Telkom Landmark Tower II, 39th Floor

Jl. Jend Gatot Subroto Kav. 52, Indonesia

Email: sustainability@telkom.co.id

Website: www.telkom.co.id